EXHIBIT 99.1

ANNUAL INFORMATION FORM

For the Fiscal Year Ended December 31, 2020

DATED: March 29, 2021

CORPORATE OFFICE:	MANAGEMENT HEAD OFFICE:

Suite 650, 200 Burrard Street	Piso 5, Av. Jorge Chávez #154

Vancouver, BC V6C 3L6, Canada	Miraflores, Lima, Peru

Tel: 604.484.4085	Tel: 511.616.6060, ext. 2

Fax: 604.484.4029

TABLE OF CONTENTS

PRELIMINARY NOTES	1

Cautionary Statement – Forward Looking Statements	1
Notice Regarding Non-IFRS Measures	4
Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources	4
Documents Incorporated by Reference	5
Scientific and Technical Information	5
Currency	5

CORPORATE STRUCTURE	5

Name, Address and Incorporation	5
Intercorporate Relationships	6

GENERAL DEVELOPMENT OF THE BUSINESS	6

Three-Year History and Recent Developments	6

DESCRIPTION OF THE BUSINESS	18

General	18
Risk Factors	23
Material Mineral Properties	42
Caylloma Mine, Peru	43
San Jose Mine, Mexico	52
Lindero Mine, Argentina	64

DIVIDENDS	77

DESCRIPTION OF CAPITAL STRUCTURE	77

MARKET FOR SECURITIES	79

Common Shares	79
Debentures	80
Prior Sales	80

DIRECTORS AND EXECUTIVE OFFICERS	81

Name, Occupation and Shareholding	81
Cease Trade Orders or Bankruptcies	82
Penalties or Sanctions	83
Conflicts of Interest	83

AUDIT COMMITTEE	84

LEGAL PROCEEDINGS	85

TRANSFER AGENT AND REGISTRAR	85

MATERIAL CONTRACTS	85

INTERESTS OF EXPERTS	86

Names of Experts	86
Interests of Experts	86

ADDITIONAL INFORMATION	86

Audit Committee Charter	Schedule “A”

PRELIMINARY NOTES

This AIF is dated March 29, 2021 and presents information about Fortuna Silver Mines Inc. (referred to herein as the “Company” or “Fortuna”). Except as otherwise indicated, the information contained herein is as at December 31, 2020, being the date of the Company’s most recently completed financial year end.

Cautionary Statement – Forward-Looking Statements

Certain statements contained in this Annual Information Form (“AIF”) and any documents incorporated by reference into this AIF constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All statements included herein, other than statements of historical fact, are forward-looking statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. The forward-looking statements in this AIF include, without limitation, statements relating to:

•	Mineral Reserves and Mineral Resources, as they involve implied assessment, based on estimates and assumptions that the Mineral Reserves and Mineral Resources described exist in the quantities predicted or estimated and can be profitably produced in the future;

•	production guidance for 2021 and production rates at the Company’s properties;

•	cash cost estimates;

•	timing for delivery of materials and equipment for the Company’s properties;

•	the sufficiency of the Company’s cash position and its ability to raise equity capital or access debt facilities;

•	the Company’s planned greenfields exploration programs;

•	the Company’s planned capital expenditures and brownfields exploration at the San Jose Mine (as defined herein);

•	the Company’s planned capital expenditures and brownfields exploration at the Caylloma Mine (as defined herein);

•	the Company’s planned capital expenditures and brownfields exploration at the Lindero Mine (as defined herein);

•	the anticipated timing for the completion of the ramp-up to the achievement of commercial production at the Lindero Mine;

•	expectations with respect to the future impact of COVID-19 on the Company’s business and operations, any future waves of the COVID-19 pandemic or variants of the virus, assumptions related to the global supply of COVID-19 vaccines and the roll-out in each country in which the Company operates, and the effectiveness and results of any vaccines, as it relates to the Company's ability to return to regular operations, ongoing-changes in restrictions related to the pandemic that impact the Company's operations and the anticipated duration of same;

•	the ability of the Company to continue with its current operations, or to maintain its operations should additional changes not presently anticipated with the COVID-19 pandemic occur;

•	maturities of the Company’s financial liabilities, finance leases and other contractual commitments;

•	the expiry dates of bank letters of guarantee;

•	litigation matters;

•	estimated mine closure costs; and

•	management’s expectation that any investigations, claims, and legal, labor and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company.

Often, but not always, these forward-looking statements can be identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “scheduled”, “targets”, “possible”, “strategy”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the forward-looking statements. Such uncertainties and factors include, among others:

•	operational risks associated with mining and mineral processing;

•	uncertainty relating to Mineral Resource and Mineral Reserve estimates;

•	uncertainty relating to capital and operating costs, production schedules and economic returns;

•	uncertainties related to new mining operations and development projects such as the Lindero Mine, including the possibility that actual capital and operating costs and economic returns will differ significantly from those estimated for such projects prior to production;

•	risks associated with mineral exploration and project development;

•	uncertainty relating to the repatriation of funds as a result of currency controls;

•	risks relating to the Company’s ability to replace its Mineral Reserves;

•	environmental matters including obtaining or renewing environmental permits and potential liability claims;

•	uncertainty relating to nature and climate conditions;

•	risks associated with political instability and changes to the regulations governing the Company’s business operations;

•	changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business;

•	risks relating to the termination of the Company’s mining concessions in certain circumstances;

•	risks related to International Labour Organization (“ILO”) Convention 169 compliance;

•	developing and maintaining relationships with local communities and stakeholders;

•	risks associated with losing control of public perception as a result of social media and other web-based applications;

•	potential opposition of the Company’s exploration, development and operational activities;

•	risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities;

•	substantial reliance on the Caylloma Mine, the San Jose Mine and the Lindero Mine for revenues;

•	property title matters;

•	risks relating to the integration of businesses and assets acquired by the Company;

•	impairments;

•	reliance on key personnel;

•	uncertainty relating to potential conflicts of interest involving the Company’s directors and officers;

•	risks associated with the Company’s reliance on local counsel and advisors and its management and Board (as defined herein) in foreign jurisdictions;

•	adequacy of insurance coverage;

•	risks related to the Company’s compliance with the Sarbanes-Oxley Act;

•	risks related to the foreign corrupt practices regulations and anti-bribery laws;

•	legal proceedings and potential legal proceedings;

•	uncertainties relating to general economic conditions;

•	risks relating to a global pandemic, including COVID-19, which until contained could continue to cause a slowdown in global economic growth and impact the Company’s business, operations, financial condition and share price;

•	the duration of the COVID-19 pandemic and the impact of COVID-19 on the Company’s business, operations and financial condition, including the Company’s ability to operate or to continue to operate at its mine sites in light of government restrictions;

•	the Company’s ability to manage the various challenges (both anticipated and not) presented by COVID-19 to its business, operations and financial condition;

•	competition;

•	fluctuations in metal prices;

•	risks associated with entering into commodity forward and option contracts for base metals production;

•	fluctuations in currency exchange rates;

•	failure to meet covenants under the 2018 Credit Facility (as defined herein);

•	risks relating to the maturity of the 2018 Credit Facility;

•	tax audits and reassessments;

•	uncertainty relating to concentrate treatment charges and transportation costs;

•	sufficiency of monies allotted by the Company for land reclamation;

•	risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration;

•	risks associated with climate change legislation;

•	risks related to the volatility of the trading price of the Company’s common shares (“Common Shares”) and the Company’s Debentures (as defined herein);

•	dilution from future equity or convertible debt financings;

•	risks related to future insufficient liquidity resulting from a decline in the price of the Common Shares or Debentures;

•	uncertainty relating to the Company’s ability to pay dividends in the future;

•	risks relating to the market for the Company’s securities;

•	risks relating to the Debentures of the Company; and

•	uncertainty relating to the enforcement of U.S. judgments against the Company;

as well as those factors referred to in the “Risk Factors” section in this AIF.

Forward-looking Statements contained in this AIF are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to:

•	all required third party contractual, regulatory and governmental approvals will be obtained for the exploration, development, construction and production of its properties;

•	there being no significant disruptions affecting operations, whether relating to labor, supply, power, damage to equipment or other matter;

•	the social and economic impact of COVID-19 in the countries where we operate and throughout the world; the duration and extent of the impact of the pandemic and related restrictions on the Company’s workforce, suppliers and the effect that any adverse changes would have on the Company’s business; and the effect that any further suspensions of operations as a result of the pandemic would have on the Company’s business and financial and operational results;

•	there being no material and negative impact to the various contractors, suppliers and subcontractors at the Company’s mine sites as a result of COVID-19 or otherwise that would impair their ability to provide goods and services;

•	permitting, construction, development and expansion proceeding on a basis consistent with the Company’s current expectations;

•	expected trends and specific assumptions regarding metal prices and currency exchange rates;

•	prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels;

•	production forecasts meeting expectations; and

•	the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These forward-looking statements are made as of the date of this AIF. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Except as required by law, the Company does not assume the obligation to revise or update these forward looking-statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Notice Regarding Non-IFRS Measures

This AIF includes certain terms or performance measures that are not defined under International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”), including but not limited to cash cost per payable ounce of silver, cash costs per tonne of processed ore, all-in sustaining cash cost and all-in sustaining cash cost per payable ounce, free cash flow and free cash flow from ongoing operations, adjusted net income and adjusted EBITDA. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures should be read in conjunction with the Company’s financial statements and management’s discussion and analysis. See “Non-GAAP Financial Measures” in the Company’s management’s discussion and analysis (“MD&A”) for the fiscal year ended December 31, 2020 regarding the Company’s use of non-IFRS measures which may be accessed on SEDAR at www.sedar.com under the Company’s profile, Fortuna Silver Mines Inc.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

The Company is a Canadian “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and is permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States.

Technical disclosure regarding our properties included herein and in the documents incorporated herein by reference, if applicable, has not been prepared in accordance with the requirements of U.S. securities laws. Without limiting the foregoing, such technical disclosure uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves ("CIM Definition Standards").

Canadian standards, including NI 43-101, differ significantly from the historical requirements of the Securities and Exchange Commission (the “SEC”), and mineral reserve and resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and, following a two-year transition period, the SEC Modernization Rules replaced the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7. U.S. companies are required to provide disclosure on mineral properties under the SEC Modernization Rules for fiscal years beginning January 1, 2021 or later.

Under the SEC Modernization Rules, the definitions of “proven mineral reserves” and “probable mineral reserves” have been amended to be substantially similar to the corresponding CIM Definition Standards and the SEC has added definitions to recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” which are also substantially similar to the corresponding CIM Definition Standards; however, there are still differences in the definitions and standards under the SEC Modernization Rules and the CIM Definition Standards. Therefore, the Company’s mineral resources and reserves as determined in accordance with NI 43-101 may be significantly different than if they had been determined in accordance with the SEC Modernization Rules.

Documents Incorporated by Reference

The information provided in this AIF is supplemented by disclosure contained in the documents listed below which are incorporated by reference into this AIF. These documents must be read together with the AIF in order to provide full, true and plain disclosure of all material facts relating to Fortuna. The documents listed below are not contained within or attached to this document. The documents may be accessed on SEDAR at www.sedar.com under the Company’s profile, Fortuna Silver Mines Inc.:

Document	Effective Date	Date Filed on SEDAR website	Document Category on the SEDAR website
Technical Report, Caylloma Mine, Peru	March 8, 2019	March 28, 2019	Technical Report(s)
Technical Report, San Jose Mine, Mexico	February 22, 2019	March 28, 2019	Technical Report(s)
Technical Report, Lindero Property, Argentina	October 31, 2017	November 2, 2017	Technical Report(s)

Scientific and Technical Information

Eric Chapman, Vice President of Technical Services of the Company, is a Qualified Person as defined by NI 43-101. Mr. Chapman is responsible for ensuring that the technical information contained in this AIF is an accurate summary of the original reports and data provided to or developed by the Company and he has reviewed and approved the scientific and technical information contained in this AIF.

Currency

Unless otherwise noted, all references to “$” in this AIF refer to United States dollars.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated on September 4, 1990 pursuant to the Company Act (British Columbia) under the name Jopec Resources Ltd. and subsequently transitioned under the Business Corporations Act (British Columbia). On February 3, 1999, the Company changed its name to Fortuna Ventures Inc. and on June 28, 2005 to Fortuna Silver Mines Inc.

The management head office of the Company is located at Piso 5, Av. Jorge Chávez #154, Miraflores, Lima, Peru. The corporate head and registered office of the Company is located at 200 Burrard Street, Suite 650, Vancouver, BC V6C 3L6.

Intercorporate Relationships

The Company carries on a significant portion of its business through a number of 100 percent-owned subsidiaries, held either directly or indirectly as follows:

GENERAL DEVELOPMENT OF THE BUSINESS

Fortuna is engaged in precious and base metals mining and related activities in Latin America, including exploration, extraction, and processing. Fortuna:

•	operates the Caylloma silver, lead and zinc mine (the “Caylloma Mine”) in southern Peru,

•	operates the San Jose silver and gold mine (the “San Jose Mine”) in southern Mexico, and

•	is in the process of the ramp-up to commercial production at the open pit gold heap leach mine (the “Lindero Mine”) in northern Argentina.

Three-Year History and Recent Developments

2020 – COVID-19 and Outlook for 2021

During 2020, in response to the pandemic, the Governments of Mexico, Peru and Argentina implemented measures to curb the spread of COVID-19, which included among others, the closure of international borders, temporary suspension of non-essential activities and the declaration of mandatory quarantine periods. Certain of these measures were subsequently eliminated or relaxed during the year. The Company’s operations were negatively impacted by the spread of the COVID-19 pandemic. Operations at the San Jose Mine were suspended for 54 days in the second quarter as a result of a government mandated national quarantine in Mexico, and construction activities were suspended at the Lindero Mine for 60 days during the first and second quarter due to a government mandated period of national social isolation in Argentina. In response to a period of social isolation mandated by the Peruvian government in the first and second quarter of 2020, operations were able to continue at the Caylloma Mine, initially by drawing ore from the coarse ore stockpile during the first quarter, and as the stockpile decreased the mine was subsequently re-started in the second quarter using a reduced taskforce in compliance with applicable Peruvian Government requirements. However, operations were voluntarily suspended for 21 days at the Caylloma Mine in the third quarter to, among other things sanitize and disinfect the mine and make infrastructure improvements to accommodate social distancing guidelines.

As the situation with respect to the COVID-19 pandemic was extremely uncertain and involved government mandated restrictions on operations, the Company was unable to determine the impact of COVID-19 on its production and cost guidance for 2020, and on April 2, 2020, it withdrew its production and cost guidance for the remainder of 2020.

Although our mines are currently operating at full capacity, COVID-19 cases and deaths are either on the rise or at elevated levels in the countries that host our mining operations. The Company has also experienced an increase in COVID-19 cases in Peru which has affected operations at the Caylloma Mine and has resulted in a reduced workforce and quarantine periods for those affected. Each of the Company’s mine sites is, at the date of this AIF, operating with a reduced workforce. Worker availability continues to be a challenge but is currently being mitigated by increasing the use of temporary workers and contractors. Health protocols are in place at each mine site for control, isolation and quarantine, as necessary, and these continue to be reviewed and adjusted accordingly based on the circumstances at each location. The Company’s focus is the health and safety of its workforce and on measures to prevent and manage the transmission of COVID-19 amongst the workforce and the communities in which the Company operates.

The Company’s operations and financial performance are dependent on it being able to operate at each of its mines and projects.  Given the fast-changing situation with respect to the COVID-19 pandemic, including further waves of the virus and the emergence of variant forms of the virus, it is difficult to predict the exact nature and extent of the impact the pandemic may have on the Company’s operations and its business. Until the number of cases and death rate starts to flatten and decline, there is no certainty that the governments of countries in which the Company operates will not mandate another round of extreme measures, including the suspension of business activities, which could include mining. The uncertain duration of the COVID-19 pandemic in areas where we operate or further restrictive directives of government and public health authorities could cause delays or disruptions in our supply chain, restrict access to our mine sites, restrict our ability to transport and ship gold doré and/or metal concentrates, restrict access to processing and refinery facilities, or impediments to market logistics. Further suspensions of operations or curtailment of commissioning activities at the Company’s mines remains a significant risk to our business and operations.

The Company issued production and cost guidance for 2021, as described below, which assumes that operations will continue during the year without any major interruptions related to COVID-19. In addition, the Company confirmed that it is expanding its brownfields exploration budget and initiatives in 2021 as the capital-intensive phase of the construction of the Lindero Mine has been completed. Brownfields exploration in 2020 was curtailed due to the COVID-19 pandemic. The Company’s brownfields exploration budget for 2021, for all three of its mines, totals $15.9 million, which includes 53,800 metres of diamond drilling and 2,170 meters of underground development. Consolidated brownfields expenses in 2020 were $4.6 million.

San Jose Mine, Mexico

Located in the state of Oaxaca in southern Mexico, the 100 percent owned San Jose Mine covers a high-grade silver-gold bearing epithermal vein system.

In 2018, the Company produced, at the San Jose Mine, 7,979,634 ounces of silver, an increase over 2017 of 6 percent, and 53,517 ounces of gold, a decrease over 2017 of 4 percent. 2018 silver and gold production was 7 percent and 11 percent above the San Jose Mine’s annual guidance. Annual average head grades for silver and gold were 260 g/t and 1.75 g/t, being 8 percent above and 12 percent above annual guidance, respectively.

Cash cost per tonne of processed ore for 2018 was $63.72 or 7 percent higher than in 2017, due to higher energy tariffs in Mexico, higher distribution costs related to the direct export of concentrates and higher milling costs related to the dry stack re-handling in the first half of the year.

In 2019, the Company produced at the San Jose Mine 7,868,478 ounces of silver, a decrease over 2018 of 1 percent, and 48,880 ounces of gold, a decrease over 2018 of 9 percent, being within the San Jose Mine’s guidance for silver and slightly below the lower end of guidance for gold. Average head grades for silver and gold were 252 g/t and 1.57 g/t, 2 percent above and 5 percent below the mine’s annual guidance of 247 g/t silver and 1.66 g/t gold.

Cash cost per tonne of processed ore for 2019 was $69.60 or 9 percent higher than in 2018, and within 2019 annual cost guidance of between US$63.5 to US$70.1.

In 2020, the Company’s production at the San Jose Mine was negatively impacted when operations were suspended for 54 days in the second quarter of the year as a result of a government mandated national quarantine in Mexico related to COVID-19. As a result, in 2020 the Company produced 6,165,606 ounces of silver, a decrease over 2019 of 22 percent, and 37,805 ounces of gold, a decrease over 2019 of 23 percent. Average head grades for silver and gold for the year were 224 g/t and 1.38 g/t, respectively, a decrease of 11 percent and 12 percent over the respective head grades in 2019.

Cash cost per tonne of processed ore for 2020 was $69.38 compared to $69.60 per tonne for 2019.

During 2021, the Company plans to process from the San Jose Mine 1,130,000 tonnes of ore averaging 196g/t silver and 1.26 g/t gold. Capital investment is estimated at $23.4 million, including $13.4 million for sustaining capital expenditures and $10 million for brownfields exploration programs. Major sustaining capital investment projects include: $6.9 million for mine development, $1.8 million for expansion of the dry stack tailings facility, $1.8 million for equipment and infrastructure and $0.9 for infill drilling.

Caylloma Mine, Peru

The Company owns a 100 percent interest in the Caylloma Mine and related mining concessions located in southern Peru.

In 2018, the Company produced at the Caylloma Mine 911,309 ounces of silver, being a 3 percent decrease over 2017 production. Silver production for 2018 was 11 percent above the Caylloma Mine’s annual guidance. Annual average head grade for silver was 63 g/t, being 10 percent above guidance. Base metal production at the Caylloma Mine in 2018 totaled 28.3 million pounds of lead and 45.4 million pounds of zinc, 10 percent and 2 percent above the Caylloma Mine’s annual guidance, respectively. Average head grades for lead and zinc were 2.62% and 4.28%, being 9 percent and 2 percent above annual guidance, respectively.

Cash cost per tonne of processed ore for 2018 was $83.47 or 6% higher than in 2017. The increase in cash costs was due mainly to higher indirect costs related to off-site labour and general services and mine support costs.

In 2019, the Company produced at the Caylloma Mine 941,289 ounces of silver, an increase over 2018 of 3 percent, and in line with the mine’s annual guidance. Annual average head grade for silver was 66 g/t, being 3 percent above the mine’s annual guidance of 64 g/t. Base metal production at the Caylloma Mine in 2019 totaled 28.7 million pounds of lead, an increase of 2 percent over 2018, and 45.6 million pounds of zinc, consistent with 2018. 2019 production of lead and zinc was in-line with and slightly above the mine’s annual guidance, respectively. Average head grades for lead and zinc were 2.72% and 4.36%, being 8 percent and 13 percent above annual guidance of 2.53% lead and 3.87% zinc.

Cash cost per tonne of processed ore for 2019 was $86.2 or 3 percent higher than in 2018, and within annual cost guidance of between US$80.0 to US$88.4.

In response to a period of social isolation mandated by the Peruvian government in the first and second quarter of 2020, operations were able to continue at the Caylloma Mine, initially by drawing ore from the coarse ore stockpile during the first quarter, and as the stockpile decreased the mine was subsequently re-started in the second quarter using a reduced taskforce in compliance with applicable Peruvian Government requirements. However, operations were voluntarily suspended for 21 days at the Caylloma Mine in the third quarter to, among other things, sanitize and disinfect the mine and make infrastructure improvements to accommodate social distancing guidelines. However, despite these restrictions, in 2020 the Company produced at the Caylloma Mine 968,111 ounces of silver, an increase over 2019 of 3 percent. Annual average head grade for silver was 72 g/t. Base metal production at the Caylloma Mine in 2020 totaled 29.6 million pounds of lead, an increase of 3 percent over 2019, and 45.5 million pounds of zinc, consistent with 2019. Average head grades for lead and zinc were 3.00% and 4.61% for the year. An aggregate of 4,109 ounces of gold was produced at the Caylloma Mine in 2020, an increase of 150 percent over 2019, with an average head grade of 0.41 g/t. Gold production was positively impacted by unusual higher head grades compared to the reserve model at the Animas NE vein. The exploration team is carrying out work to understand the occurrence and controls of these higher-grade zones that can carry gold grades as high as 10 g/t.

Cash cost per tonne of processed ore for 2020 was $81.29 or 6 percent lower than in 2019.

During 2021, the Company plans to process from the Caylloma Mine 530,000 tonnes of ore averaging 74 g/t silver, 2.87% lead and 4.30% zinc. Capital investments are estimated at $21.7 million, including $15.2 million for sustaining capital expenditures and $4.7 million for brownfields exploration programs. Major sustaining capital investment projects include $5.9 million for mine development and infill drilling, $4.7 million for expansion of the tailings dam, $1.0 million to upgrade of the electric system and $1.5 million for infrastructure.

Lindero Mine, Argentina

In September 2017, the board of directors of the Company (the “Board”) approved the construction of an open pit gold heap leach mine at its Lindero property in Salta Province, Argentina. In November 2017, the Company filed on SEDAR an updated feasibility study technical report on the Lindero Project.

Construction at the Lindero property progressed during 2019 to the position where the Lindero Mine was 92 percent complete as at the end of February, 2020.

In February 2020, the Company announced that it had encountered challenges during December 2019 and January 2020 due to a shortage of manpower in the Company’s main electro-mechanical and piping contractor; however additional manpower was brought in to address this issue. As a result, the Lindero Mine was scheduled to transition from construction and commissioning to operations in the second quarter of 2020.

However, construction activities were temporarily halted at the Lindero property on March 19, 2020 in response to the Government of Argentina’s mandated period of isolation following the outbreak of COVID-19 in the country. On April 28, 2020, the Company submitted and received approval to resume operations at the Lindero property under a Minimum Emergency Operations Program. During this period a reduced workforce remained on site to maintain critical activities, including security and environmental monitoring. Mobilization of a reduced workforce and recommencement of construction activities began in mid-May 2020.

Upon the re-commencement of construction activities at Lindero in mid-May 2020, the focus for the remainder of the year was to successfully transition the Lindero property from construction to commercial production.

Operational highlights and milestones following the re-commencement of activities at the Lindero Mine in 2020 and early 2021 include:

•	In July, the Company announced the successful completion of commissioning of the primary and secondary crushing circuits and the start of stacking of ore on the heap leach pad.

•	Irrigation and leaching of ore placed on the heap leach pad commenced in early September.

•	First gold was poured on October 20.

•	Doré production for the year was 13,435 ounces of gold, which was in line with the revised production forecast for the year.

•	An aggregate of 1,610,000 tonnes of ore was placed on the leach pad during 2020, at an average head grade of 1.00 g/t gold, containing an estimated 52,000 ounces of gold. Average ore crushing throughput rate for the year was 8,831 tonnes per day. Recovery of gold from the heap leach was in line with expectations based on metallurgical testing of coarse ore with an estimated 16,687 ounces of gold leached as of December 31, 2020.

•	Primary and secondary crusher throughput in the fourth quarter of 2020 averaged 10,406 tonnes per day with the ramp up schedule progressing according to plan, achieving 75 percent of the 18,750 tonnes per day design capacity in December 2020.

•	Commissioning of the HPGR, agglomeration plant, and stacking system was completed in mid-December with all systems in the ramp up phase. The operation was transitioning from placing coarse ore on the heap leach pad with trucks to placing tertiary crushed ore via the stacking system, in order to increase heap gold recovery from an estimated 50 percent to 78 percent over a 90-day period based on metallurgical column test results.

•	The SART plant was commissioned in mid-December and the ramp up phase commenced with the circulation of 80 cubic meters per hour of pregnant solution, approximately 20 percent of design capacity. Once design parameters are achieved, copper concentration in the pregnant solution will be reduced allowing the ADR plant to operate at design parameters.

•	As at the end of February 2021, the stacking system was operating at 23 percent of design capacity.

•	The ramp-up to achieve commercial production is proceeding.

Construction at the Lindero Mine was substantially complete as of the end of December 2020 with construction capital expenditures projected to be within the Company’s previously issued $320 million guidance (refer to Fortuna’s news release dated May 8, 2020), including remaining capital expenditures of $2.0 million to be allocated to finalize construction of ancillary facilities and to commissioning activities.

Lindero Mine Outlook for 2021

At the Lindero Mine, the operation plans to place on the leach pad 6.3 million tonnes of ore averaging 1.08 g/t gold, containing an estimated 218,000 ounces of gold. Capital investments are estimated at $20.8 million, including $20.5 million for sustaining capital expenditures and $0.3 million for brownfields exploration programs.

Gold production is planned to ramp-up throughout the year to reach the annual guidance range of between 140,000 to 160,000 ounces with approximately two-thirds of annual production anticipated to be achieved in the second half of 2021.

The operation expects to complete construction of the planned phase one expansion of the heap leach pad by the second quarter of 2021, which will provide sufficient leaching area until 2024.

Health and Safety

Health and safety statistics are collected from each of our operations on a monthly basis. Targets for health and safety key performance indicators are set each year and are one factor used in determining management compensation for 2021.

In the past year, our consolidated health and safety performance in terms of total recordable incident rate and lost time incident rate increased due to a higher than normal turnover of personnel as a result the COVID-19 pandemic.

At the Lindero Mine, the LTIR and LTISR increased in 2020 compared to 2019, due mainly to hiring and training plans not being executed as planned due to border closures and sanitary restrictions as a result of the COVID-19 pandemic.

The following statistics are for employees and contractors at the mine sites on a consolidated basis. The terms set out below have the following meanings:

“TRIR” means total recordable incident rate = (lost time + medical treatment injuries) x 1,000,000/ man hours

“LTIR” means lost time incident rate = (lost time injuries x 1,000,000) / man hours

“LTISR” means lost time incident severity rate = (days lost because of lost time injuries) x 1,000,000 / worked hours)

In 2020, the TRIR at the Caylloma Mine was 5.68 as compared to 4.12 in 2019, and the LTIR was 1.31 compared to 1.03 in 2019. The LTISR at the Caylloma Mine was 35.71 compared to 27.09 in 2019.

In 2020, the TRIR at the San Jose Mine was 6.41 as compared to 5.08 in 2019, and the LTIR was 3.45 compared to 1.17 in 2019. The LTISR at the San Jose Mine was 144.04 compared to 2539.67 in 2019.

During the construction phase at the Lindero Mine in 2020, the TRIR was 5.93 compared to 5.98 in 2019 and the LTIR was 4.94 compared to 2.39 in 2019. The LTISR was 193.09 compared to 110.60 in 2019.

We conduct regular health and safety assessments at a local level and at the corporate level. The overall objective of our assessments is to assess key health and safety risks and their associated controls and to assess regulatory compliance and compliance with the Company’s applicable policies and procedures.

During the year, the Company undertook initiatives to improve safety throughout its operations.  These include: improving the quality of the supervision of our operations; improving the training of our employees and contractors to recognize, understand and mitigate hazards of the workplace to prevent incidents and injuries.

In 2021, the Company intends to improve and strengthen its HSSE management system, consolidating its assurance through the internal and external audit program. On-going HSSE self-assessments, corporate assessments and external audits performed by a third party will be performed at all subsidiaries. In addition, programs such as Critical Control Management will be implemented with the intention of the prevention of fatalities and accidents. The corporate tracking system for corrective actions will receive a major update.

Company’s Response to Spread of COVID-19

The Company’s priorities through the pandemic have been to:

1.	support government decisions to curb the spread of the virus;

2.	safeguard the health and safety of the Company’s personnel and communities in which it operates; and

3.	mitigate risks to operations, business continuity and the environment.

Management developed a Prevention of COVID-19 Contagion Standard following recommendations from the World Health Organization and in consultation with medical experts, activated an Emergency Preparedness and Response Plan specific to the COVID-19 situation.

Occupational Health and Safety Responses

The Company has established and maintained specific communication channels with the authorities in the Company’s areas of influence to support local action plans to reduce the spread of the COVID-19 virus and variants, including the following:

•	As part of the Company’s occupational health plan, preventive vaccination programs were implemented against pneumococcus and influenza.

•	The Company identified at-risk workers and supported them to work from home, introducing a work-from-home program.

•	Medical evaluations and testing are performed on workers before they board the transport vehicle to and from the mine site, and workers are transported in accordance with COVID-19 protocols.

•	Onsite COVID-19 symptom control programs have been established and training has been provided with respect to onsite measures to prevent the spread of COVID-19.

•	Onsite temporary quarantine areas have been created.

•	Psychological assistance and support programs are available for anxiety management.

•	Local and international travel has been restricted.

•	The Company undertakes a constant assessment of related health and safety risks relating to Company personnel and contractors at all our operations and offices.

Community Outreach

Since the beginning of the pandemic in March 2020, the Company has worked together with government institutions and local communities to create awareness about COVID-19, its effects, and ways to contain its rapid spread. This has included distributing pamphlets, radio advertisements, community messages and assessments for community programs that required physical attendance.

In addition, the Company has donated medical equipment, personal protective equipment for health care providers and the general population, sanitation and cleaning supplies, food, and other essential items to the communities where the Company operates.

Medical Equipment Donations

Diagnosis and treatment of COVID-19 has placed additional strain on hospitals and community medical centers. To assist the health centers near our operations and in the countries where the Company operates, the Company has donated COVID-19 tests (viral and antibody) and medical equipment. In addition, the Company has made donations to the pandemic response in Mexico, Argentina and Peru.

Financings

On October 2, 2019, the Company completed a bought-deal public financing (the “2019 Financing”) with a syndicate of underwriters co-led by CIBC Capital Markets, Scotiabank, and including BMO Capital Markets, (collectively the “Underwriters”), pursuant to which the Company issued senior subordinated unsecured convertible debentures (the “Debentures”) in the aggregate principal amount of $40 million at a price of $1,000 per Debenture. Effective October 8, 2019, an over-allotment option granted to the Underwriters was exercised in full and the Company issued additional Debentures in the aggregate principal amount of $6 million, bringing the total aggregate gross proceeds to the Company under the 2019 Financing to $46 million.

The Debentures mature on October 31, 2024 and bear interest at a rate of 4.65 percent per annum, payable semi-annually in arrears on the last business day of April and October in each year, commencing on April 30, 2020. The Debentures are convertible at the holder’s option into Common Shares at a conversion price of $5.00 per share, representing a conversion rate of 200 Common Shares per $1,000 principal amount of Debentures, subject to adjustment in certain circumstances. Refer to “Description of Capital Structure – Debentures” in this AIF.

Net proceeds from the 2019 Financing were $43.5 million after deduction of underwriting fees and expenses. The net proceeds from the 2019 Financing were used to pay expenses related to the start-up at the Lindero Mine and for general working capital purposes.

On April 29, 2020, the Company filed a final short form base shelf prospectus (the “Base Shelf Prospectus”) with the securities regulators in each province of Canada, and a corresponding shelf registration statement on Form F-10 (the “Registration Statement”) with the SEC. The Base Shelf Prospectus and Registration Statement allow the Company to make offerings of Common Shares, subscription receipts, units, warrants, share purchase contracts, debt securities or any combination thereof of up to $120 million during the 25-month period that the Base Shelf Prospectus and Registration Statement remain effective in Canada and the United States. The specific terms of any offering of securities, including the use of proceeds from any offering, are to be set forth in a shelf prospectus supplement.

On May 11, 2020, the Company announced that it had entered into an agreement with a syndicate of underwriters led by Scotia Capital Inc. and BMO Nesbitt Burns Inc., and including PI Financial Corp., CIBC World Markets Inc. and National Bank Financial Inc. (collectively, the “2020 Underwriters”) who had agreed to purchase, on a “bought deal” basis, an aggregate of 20,000,000 Common Shares at a purchase price of $3.00 per share (the “Offering Price”) for gross proceeds to the Company of $60.0 million (the “2020 Financing”). The 2020 Financing was subject to an over-allotment option (the “Over-Allotment Option”) to purchase up to an additional 3,000,000 Common Shares at the same price as the Offering Price to cover over-allotments if any, and for market stabilization purposes.

The 2020 Financing was completed on May 20, 2020 by the filing of a prospectus supplement to the Base Shelf Prospectus, filed in each of the provinces of Canada, except Quebec, and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended. Under the 2020 Financing, the Company issued an aggregate of 23,000,000 Common Shares for gross proceeds to the Company of $69.0 million, which included the exercise of the over-allotment option in full.

Net proceeds from the 2020 Financing were $66.1 million after deduction of underwriting fees and expenses. The net proceeds from the 2020 Financing were used to pay expenses related to the remaining construction and pre-production related expenditures at the Lindero Mine and for general working capital purposes.

Changes in Board and Management

On May 1, 2018, David Farrell was appointed as the independent Lead Director of the Company, Alfredo Sillau was appointed to the compensation committee in the place of Mario Szotlender, and David Laing was appointed to the corporate governance & nominating committee. Robert Gilmore did not stand for re-election as a director at the Company’s annual general meeting held on June 14, 2018. Immediately following the annual general meeting, Kylie Dickson was appointed to the corporate governance & nominating committee and as chair of the Audit Committee, and David Farrell was appointed to the Audit Committee.

On March 12, 2019, the Board approved the establishment of a sustainability committee (the “Sustainability Committee”) comprised of David Laing (Chair), Alfredo Sillau and Mario Szotlender. Refer to “Description of the Business – General – Sustainability” herein for more information regarding the Sustainability Committee.

On February 8, 2021, the Company announced the resignation of Simon Ridgway as a director and Chairman of the Board. David Laing was appointed as an independent Chair of the Board, and accordingly, David Farrell ceased as Lead Director.

Effective March 17, 2021, Gordon Jang resigned as Vice-President Finance and Accounting.

Credit Facilities

In January 2018, the Company entered into a third amended and restated credit agreement with the Bank of Nova Scotia (the “2018 Credit Facility”). The 2018 Credit Facility consists of a $40 million non-revolving credit facility and an $80 million revolving credit facility, both having a four year term from closing of the 2018 Credit Facility. The 2018 Credit Facility is secured by a first ranking lien on the Company’s material subsidiaries and their assets. The Company must comply with the terms in the amended agreement related to reporting requirements, conduct of business, insurance, notices, and must maintain certain covenants. The proceeds of the 2018 Credit Facility were intended to be used primarily to finance the mine construction at the Lindero Mine.

In conjunction with the closing of the 2018 Credit Facility, the 2015 hedging of interest rates on the $40 million term loan set to expire in 2019 was unwound, and a new hedging arrangement through an interest rate swap contract was entered into for a four year term coinciding with the 2018 $40 million term loan.

Effective December 13, 2018, the Company further amended the 2018 Credit Facility. Pursuant to the joinder and amendment to the 2018 Credit Facility, BNP Paribas was added as an additional lender under the 2018 Credit Facility and the revolving portion of the facility was increased from $80 million to $110 million for a temporary period until December 31, 2020. The original $80 million revolving portion of the facility retains its original four year term.

As a result of the spread of the COVID-19 pandemic in 2020, operations were reduced at the Caylloma Mine in the first quarter of 2020 and were suspended at the San Jose Mine for 54 days in the second quarter of 2020. Accordingly, effective June 4, 2020, the Company further amended the 2018 Credit Facility by amending certain financial covenants contained in the facility.

As at the date of the AIF, the Company had fully drawn $40.0 million from its non-revolving credit facility and fully drawn $80.0 million from its revolving credit facility.

Updated Mineral Reserve and Mineral Resource Estimates

During the past three years, the Company has released updated Mineral Reserve and Mineral Resource estimates for its properties as follows:

•	for the Caylloma Mine and the San Jose Mine as at December 31, 2018 – released in March 2019;

•	for the Lindero Project as at March 31, 2019 – released in April 2019;

•	for the Caylloma Mine and the San Jose Mine as at December 31, 2019 – released in March 2020; and

•	for the Caylloma Mine, the San Jose Mine and the Lindero Mine as at December 31, 2020 – released in March 2021.

A summary of the Mineral Reserve and Mineral Resource estimates for the Caylloma Mine, the San Jose Mine and the Lindero Mine as at December 31, 2020 are as follows:

Highlights of Mineral Reserve and Mineral Resource Update

Silver Mines

•	Combined Proven and Probable Mineral Reserves for the Caylloma and San Jose mines are reported at 5.3 Mt containing 28.8 Moz silver and 170 koz gold, representing a year-over-year decrease of 23 percent on both contained silver and gold ounces.

•	Combined Inferred Mineral Resources for the Caylloma and San Jose mines are reported at 7.2 Mt containing an estimated 28.5 Moz silver and 152 koz gold, reflecting a year-over-year decrease of 8 and 10 percent in contained silver and gold ounces, respectively.

Gold Mine

•	Lindero Proven and Probable Mineral Reserves are reported at 82.7 Mt containing 1.6 Moz of gold, reflecting a four percent decrease in contained gold ounces since March 31, 2019. Inferred Resources are reported at 30.4 Mt containing 412 koz of gold, reflecting an increase of 289 percent in contained gold ounces.

Mineral Reserves - Proven and Probable								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Silver Mines	Caylloma, Peru	Proven	131	150	0.56	2.27	2.28	0.6	2
		Probable	1,532	105	0.26	2.67	3.65	5.2	13
		Proven + Probable	1,662	108	0.28	2.64	3.54	5.8	15
	San Jose, Mexico	Proven	61	165	1.10	N/A	N/A	0.3	2
		Probable	3,528	200	1.35	N/A	N/A	22.7	153
		Proven + Probable	3,589	200	1.34	N/A	N/A	23.0	155
	Total	Proven + Probable	5,251	171	1.01	N/A	N/A	28.8	170
Gold Mine	Lindero, Argentina	Proven	26,718	N/A	0.72	N/A	N/A	0.0	622
		Probable	55,940	N/A	0.57	N/A	N/A	0.0	1,027
		Proven + Probable	82,658	N/A	0.62	N/A	N/A	0.0	1,649
Total		Proven + Probable						28.8	1,819

Mineral Resources - Measured and Indicated								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Silver Mines	Caylloma, Peru	Measured	529	106	0.37	1.92	3.37	1.8	6
		Indicated	1,611	96	0.26	1.74	3.36	5.0	14
		Measured + Indicated	2,140	99	0.29	1.78	3.36	6.8	20
	San Jose, Mexico	Measured	42	120	0.91	N/A	N/A	0.2	1
		Indicated	913	97	0.68	N/A	N/A	2.8	20
		Measured + Indicated	955	98	0.69	N/A	N/A	3.0	21
	Total	Measured + Indicated	3,095	98	0.41	N/A	N/A	9.8	41
Gold Mine	Lindero, Argentina	Measured	2,520	N/A	0.55	N/A	N/A	0.0	45
		Indicated	33,070	N/A	0.46	N/A	N/A	0.0	487
		Measured + Indicated	35,590	N/A	0.46	N/A	N/A	0.0	532
Total		Measured + Indicated						9.8	573

Mineral Resources – Inferred								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Silver Mines	Caylloma, Peru	Inferred	3,751	122	0.40	2.70	4.08	14.7	49
	San Jose, Mexico	Inferred	3,452	124	0.93	N/A	N/A	13.8	104
	Total	Inferred	7,203	123	0.66	N/A	N/A	28.5	152
Gold Mine	Lindero, Argentina	Inferred	30,400	N/A	0.42	N/A	N/A	0.0	412
Total		Inferred						28.5	564

Notes:

1.	Mineral Reserves and Mineral Resources are as defined by the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves

2.	Mineral Resources are exclusive of Mineral Reserves

3.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

4.	Factors that could materially affect the reported Mineral Resources or Mineral Reserves include; changes in metal price and exchange rate assumptions; changes in local interpretations of mineralization; changes to assumed metallurgical recoveries, mining dilution and recovery; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environmental and other regulatory permits, and maintain the social license to operate

5.	Mineral Resources and Reserves are estimated as of June 30, 2020 and reported as of December 31, 2020 taking into account production-related depletion for the period through December 31, 2020

6.	Mineral Reserves for the San Jose Mine are based on underground mining within optimized stope designs using an estimated NSR break-even cut-off grade of US$69.47/t, equivalent to 120 g/t Ag Eq based on assumed metal prices of US$21/oz Ag and US$1,600/oz Au; estimated metallurgical recovery rates of 91% for Ag and 90% for Au and mining costs of US$34.92/t; processing costs of US$17.10/t; and other costs including distribution, management, community support and general service costs of US$17.44/t based on actual operating costs. Mining recovery is estimated to average 93% and mining dilution 11%. Mineral Resources are reported at a 100 g/t Ag Eq cut-off grade based on the same parameters used for Mineral Reserves and a 15% upside in metal prices. Proven + Probable Reserves include 1.9 Mt containing 14 Moz of silver and 83 koz of gold reported at a 123 g/t Ag Eq cut-off grade and Inferred Resources totaling 2.5 Mt containing 9.7 Moz of silver and 70 koz of gold reported at a 100 g/t Ag Eq cut-off grade located in the Taviche Oeste concession and subject to a 2.5% royalty

7.	Mineral Reserves for the Caylloma Mine are reported above NSR breakeven cut-off values based on underground mining methods including; mechanized (breasting) at US$ 83.37/t; mechanized (enhanced) at US$ 81.66/t; semi-mechanized at US$ 90.19/t; and a conventional method at US$173.74/t; using assumed metal prices of US$21/oz Ag, US$1,600/oz Au, US$2,000/t Pb and US$2,270/t Zn; metallurgical recovery rates of 83% for Ag, 42% for Au, 91% for Pb and 90% for Zn with the exception of the Ramal Piso Carolina vein that uses a metallurgical recovery rate of 75% for Au. Mining, processing and administrative costs used to determine NSR cut-off values were estimated based on actual operating costs incurred from July 2019 through June 2020. Mining recovery is estimated to average 95% with average mining dilution ranging from 13% to 32% depending on the mining methodology. Mineral Resources are reported at an NSR cut-off grade of US$65/t for veins classified as wide (Animas, Animas NE, Nancy, San Cristobal) and US$135/t for veins classified as narrow (all other veins) based on the same parameters used for Mineral Reserves, and a 15% upside in metal prices

8.	Mineral Reserves for Lindero are reported based on open pit mining within a designed pit shell based on variable gold cut-off grades and gold recoveries by metallurgical type. Met type 1 cut-off 0.27 g/t Au, recovery 75.4%; Met type 2 cut-off 0.26 g/t Au, recovery 78.2%; Met type 3 cut-off 0.26 g/t Au, recovery 78.5%; and Met type 4 cut-off 0.27 g/t Au, recovery 68.5%. Mining recovery is estimated to average 100% and mining dilution 0%. The cut-off grades and pit designs are considered appropriate for long term gold prices of US$1,600/oz, estimated mining costs of US$1.11 per tonne of material, total processing and process G&A costs of US$6.21 per tonne of ore, and refinery costs net of pay factor of US$6.50 per ounce gold. Lindero Mineral Reserves are restricted to a maximum heap leach capacity of 84.2 Mt. Reported Proven Reserves include 2.6 Mt averaging 0.55 g/t Au of stockpiled material. Lindero Mineral Resources are reported within the same conceptual pit shell above a 0.2 g/t Au cut-off grade based on the same parameters used for Mineral Reserves and a 15% upside in metal prices

9.	Eric Chapman, P. Geo. (APEGBC #36328) is the Qualified Person for Mineral Resources and Amri Sinuhaji (APEGBC #48305) is the Qualified Person for Mineral Reserves, both being employees of Fortuna Silver Mines Inc.

10.	N/A = Not Applicable

11.	Totals may not add due to rounding

San Jose Mine, Mexico

As of December 31, 2020, the San Jose Mine has Proven and Probable Mineral Reserves of 3.6 Mt containing 23.0 Moz of silver and 155 koz of gold, in addition to Inferred Resources of 3.5 Mt containing a further 13.8 Moz of silver and 104 koz of gold.

Year-over-year, Mineral Reserves decreased 9 percent in terms of tonnes, 25 percent in contained silver and 24 percent in contained gold ounces after net changes resulting from production-related depletion and updated mining costs (-962 kt), adjustments to the geological model and mining recovery (-84 kt), change in long term precious metal prices (+678 kt), and the upgrading and conversion of Inferred Resources to Mineral Reserves due to a limited infill drill program (+22 kt). Silver grade decreased 18 percent and gold grade decreased 17 percent to 200 g/t and 1.34 g/t, respectively due to a decrease in the Mineral Reserve break-even cut-off grade from 138 g/t to 120 g/t AgEq in relation to an increase in long term precious metal prices.

Measured and Indicated Resource tonnes exclusive of Mineral Reserves increased year-over-year from 0.5 Mt to 1.0 Mt due primarily to a change in the Mineral Resource break-even cut-off grade from 110 g/t to 100 g/t Ag Eq.

Year-over-year, Inferred Resources decreased 11 percent in terms of tonnes, 15 percent in contained silver ounces, and 13 percent in gold ounces. Silver and gold grades decreased by 5 percent and 3 percent respectively. The net variation is due primarily to production-related depletion, reductions resulting from the upgrading of high-grade Inferred Resources related to infill drilling, adjustments in the geological interpretation, and a change in the Mineral Resource breakeven cut-off grade as described above. Brownfields exploration drilling was suspended during 2020 in response to COVID-19 restraints, resulting in no additional resources being added to the inventory in 2020.

An aggressive brownfields exploration program budget of US$10.9 million, which includes 33,800 meters of diamond drilling, aimed at discovering new resources and expanding current reserves, is planned to be executed in 2021. Refer to “General Development of the Business – Three Year History and Recent Developments – San Jose Mine”.

Caylloma Mine, Peru

As of December 31, 2020, the Caylloma Mine has Proven and Probable Mineral Reserves of 1.7 Mt containing 5.8 Moz of silver and 15 koz of gold, in addition to Inferred Resources of 3.8 Mt containing 14.7 Moz of silver and 49 koz of gold.

Year-over-year, Mineral Reserve tonnes decreased by 32 percent, while silver grade increased 33 percent to 108 g/t, lead grade increased 10 percent to 2.64%, and zinc grade decreased 8 percent to 3.54%. Changes are primarily due to mining related depletion (-460 kt), upgrading and conversion of Inferred Resources to Mineral Reserves due to a limited infill drill program focused on the Animas/Animas NE vein (+100 kt), and changes in base metal prices and commercial terms (-486 kt).

Measured and Indicated Resource tonnes, exclusive of Mineral Reserves, decreased by 9 percent year-over-year to 2.1 Mt.

Inferred Resource tonnes decreased by 0.3 Mt or 8 percent year-over-year. Silver, lead, and zinc grades increased 9 percent, 5 percent, and 2 percent, respectively. The decrease in Inferred Mineral Resources is primarily due to a successful infill drill program of the Animas/Animas NE vein resulting in the upgrading of Inferred Mineral Resources to Mineral Reserves coupled with adjustments in the NSR value based on updated metal prices and commercial terms. Brownfields exploration drilling was suspended during 2020 in response to COVID-19 restraints, resulting in no additional resources being added to the inventory in 2020.

An exploration program budget of US$4.7 million, which includes 19,000 meters of diamond drilling, is planned to be executed in 2021 with a focus on expanding previously defined silver and base metal rich Mineral Resources located to the north and south of the mine. Refer to “General Development of the Business – Three Year History and Recent Developments – Caylloma Mine”.

Lindero Mine, Argentina

As of December 31, 2020, the Lindero Mine has Proven and Probable Mineral Reserves of 82.7 Mt containing 1.6  Moz of gold, in addition to Measured and Indicated Resources, exclusive of Mineral Reserves, of 35.6 Mt containing 0.5  Moz of gold, and Inferred Resources of 30.4 Mt containing 0.41 Moz of gold.

Since March 31, 2019, Mineral Reserve tonnes decreased by 2 percent, while gold grade also decreased 2 percent to 0.62 g/t. Changes are due solely to mining related depletion of material delivered to the heap leach pad (-1.5 Mt).

Measured and Indicated Resource tonnes, exclusive of Mineral Reserves, increased by 16.7 Mt or 89 percent since March 31, 2019 to 35.6 Mt, due to an increase in the size of the pit shell associated with higher long term gold prices and the constraint on Mineral Reserves based on the heap leach capacity of 84.2 Mt.

Inferred Resources tonnes increased by 21.8 Mt or 253 percent, to 30.4 Mt since March 31, 2019 with the gold grade increasing 11 percent to 0.42 g/t. The increase in Inferred Resources is due to the aforementioned larger pit shell modeled as a result of a higher long-term gold price.

San Jose Brownfields Exploration Results 2021

During the second half of 2020 and the first quarter of 2021, the Company undertook step-out and infill drilling at the San Jose Mine which has established continuity of high-grade mineralization in the upper levels of the Trinidad Footwall structures. The successful drill program represents 4,670 meters of step-out and infill drilling in 22 drill holes and targeted both resource upgrades and the potential to expand the resource outside of the current area of Mineral Reserves. Mineralization remains open in at least two directions and it is adjacent to existing mine infrastructure, and as a result there is potential for inclusion of this material in near-term production. Highlights of the step-out and infill drilling include:

Step-out drill highlights:

SJOM-955: 699 g/t Ag and 3.57 g/t Au over an estimated true width of 4.1 meters
SJOM-1002: 1,931 g/t Ag and 6.76 g/t Au over an estimated true width of 5.4 meters

Infill drill highlights include:

SJOM-1014: 306 g/t Ag and 1.38 g/t Au over an estimated true width of 9.5 meters

SJOM-1016: 760 g/t Ag and 3.24 g/t Au over an estimated true width of 3.4 meters

SJOM-1017: 967 g/t Ag and 4.25 g/t Au over an estimated true width of 8.4 meters

SJOM-1020: 809 g/t Ag and 2.78 g/t Au over an estimated true width of 1.4 meters

SJOM-1021: 473 g/t Ag and 1.25 g/t Au over an estimated true width of 14.9 meters

Please refer to the Company’s news release dated March 29, 2021 entitled “Fortuna intersects 1.93 kilos of silver and 6.76 g/t gold over 5.4 meters at the San Jose Mine, Mexico”, for full details.

DESCRIPTION OF THE BUSINESS

General

Summary. The Company is engaged in the mining of silver, gold and base metals and related activities in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma Mine in southern Peru, the San Jose Mine in southern Mexico, and is in the process of the ramp-up to achieve commercial production at the Lindero Mine in northern Argentina.

The silver-lead, zinc, and silver-gold concentrates produced by the Company at its Caylloma Mine and its San Jose Mine are sold to international metals traders who in turn deliver the products to different clients around the world.

The Company’s gold production at the Lindero Mine is in the form of gold doré bars. It has entered into a non-exclusive precious metals purchase agreement with Auramet International LLC, a precious metals merchant headquartered in New Jersey, USA. Refining arrangements are provided by Metalor USA Refining Corporation.

The material sources of revenue for 2020 and 2019 are as follows:

	2020	2019
By type of concentrate:

Silver-lead concentrate	15%	15%
Zinc concentrate	9%	13%
Silver-gold concentrate	69%	72%
Gold doré(1)	7%	N/A

By metal contained in concentrate:

Silver	52%	52%
Lead	7%	9%
Zinc	9%	13%
Gold	25%	26%

(1)	First gold was poured at the Lindero Mine on October 20, 2020. The Lindero Mine produced 13,435 ounces of gold in 2020.

Production Methods. The method of production both at the Caylloma Mine and the San Jose Mine consists of underground mining principally through cut and fill mechanized operations. Extracted ore is trucked to a conventional crushing, milling and flotation processing plant which consists of zinc, and lead-silver flotation circuits for Caylloma, and a gold-silver circuit for San Jose.

The Lindero Mine is an open pit heap leach operation. Crushed ore is placed on a leach pad with the pregnant solution pumped to a sulphidization-acidification-recycle-thickening plant (“SART”) and an adsorption, desorption and recovery plant (“ADR”) prior to electrowinning and refining where gold is poured to doré bars.

Specialized Skill and Knowledge. All aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, mining, metallurgy, engineering, environment issues, permitting, social issues, and accounting. While competition in the resource mining industry can make it difficult to locate and retain competent employees in such fields, the Company has been successful in finding and retaining personnel for the majority of its key processes. Management considers training and re-training of its staff to be a priority.

Competitive Conditions. The exploration and mining of precious metals and base metals is competitive. Competition relates to: the acquisition of mineral property interests that can be explored, developed and operated; technical experts that can find, develop and mine such mineral properties and interests; workers to operate the mineral properties; and capital to finance, exploration, development and operations.

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral property interests, the recruitment and retention of qualified employees; and for investment capital with which to fund its projects.

Environmental Protection. All phases of the Company’s operations are subject to environmental laws and regulations in the jurisdictions in which it operates. These environmental regulations provide restrictions and prohibitions against spills, releases and emission of various substances related to industrial mining operations that could result in environmental contamination. The Company conducts regular environmental and health and safety assessments of its operations. The overall objective is to assess key environmental and health and safety risks and their associated controls and to assess regulatory compliance. Environmental statistics are collected from each of our operations on a monthly basis. Targets for environmental management plan key performance indicators are set each year and were one factor used in determining management compensation for 2021.

In 2021, the Company intends to undertake a comprehensive review of the environmental standards which it complies with at each of its operations, which will include taking into account the expectations of its local and international stakeholders, in order to create internal environmental audit programs.

To the best of management’s knowledge, the Company is in compliance in all material respects with all environmental laws and regulations applicable to its exploration, development, construction and operating activities. The Company was not subject to any material environmental fines or penalties in 2020.

Reclamation. The environmental permits under which the Company operates require it to reclaim certain lands that it disturbs during mining operations. Reclamation and closure activities can be significant and include land rehabilitation, decommissioning of mine facilities, ongoing care and maintenance and other costs. Costs of mine closures and reclamation of mine sites vary considerably due to factors such as location, climate, rainfall, environmental vulnerability, age of the mine, mining method, minerals being mined, waste characteristics, and labor costs. Closure cost estimates are reviewed regularly to reflect changing circumstances and adjusted according to inflation and work requirements.

There have been no significant changes in requirements, laws, regulations, operating assumptions, estimated timing and amount of closure and reclamation obligations in respect of the operations of the Company during the financial year ended December 31, 2020, other than to increase the reclamation and closure plan of the Caylloma Mine to reflect a $3.18 million cost increase related to additional tailings reclamation. Although the ultimate amount of the closure and reclamation costs to be incurred in relation to its mines cannot be predicted with certainty, the Company currently estimates the undiscounted uninflated amount of cash flows required to settle the Company’s estimated rehabilitation costs to be approximately $38.78 million which will be incurred between 2021 and 2042 for the Caylloma Mine, the San Jose Mine and the Lindero Mine, depending on the life of each respective mine, as more particularly described in note 19 to the audited financial statements of the Company for the fiscal year ended December 31, 2020.

Employees. The Company and its subsidiaries had 1,236 direct employees and 1,992 indirect employees through contractors as at December 31, 2020.

Foreign Operations. The Company’s material mineral resource properties are located in Peru, Mexico and Argentina. Any changes in governments or shifts in political attitudes in the jurisdictions in which we operate may lead to unanticipated or drastic changes in laws and regulations which are beyond our control and which could have a material adverse effect on the Company’s business, financial condition or results of operations.

Future development and operations may be affected in varying degrees by certain economic, political and other risks and uncertainties including, but not limited to: royalties, tax increases or claims by governmental bodies; restrictions on production; expropriation or nationalization; foreign exchange controls; restrictions on repatriation of profits; import and export regulations; changing fiscal regimes and uncertain regulatory environments; fluctuations in currency exchange rates; high rates of inflation; changes in royalty and tax regimes; the elimination of tax exemptions; unenforceability of contractual rights and judgments; changes to environmental legislation; land claims of local people and mine safety. The Company is not able to accurately predict the effect of the above factors.

Sustainability. The Company’s business and operations involve the exploration, development, extraction and production of precious and base metals predominantly in Latin America and in other areas in which the Company has an interest, and are subject to laws and regulations governing health and safety, protection and remediation of the environment, site reclamation, management of hazardous substances, permit approvals and other related matters.

The Company’s objective is to generate sustainable prosperity through its business operations which means, protecting the environment, providing a safe workplace for our employees and contractors, supporting the local communities in the areas in which the Company operates through investment, education, employment, infrastructure, maintaining high ethical standards in its operations and achieving operating excellence in the Company’s business.

The Company has built strong relationships with the communities in which it operates, and is dedicated to innovative, sustainable projects and partnerships that build company engagement in local communities while respecting their values, customs and traditions. The Company’s operating practices are governed by the principles set out in its Code of Business Conduct and Ethics and Whistle-Blower Policy, which was adopted by the Board in order to promote integrity and honest and ethical conduct of the Company’s business. It applies to all directors, officers, employees and consultants of the Company and its subsidiaries.

Sustainability Framework

The Company’s approach to sustainability is aligned with the United Nation’s Sustainable Development Goals. At the core of the Company’s approach to sustainability are three fundamentals: governance, people, and the environment. Six pillars support these core fundamentals:

1.	Financial Performance: Maintain a sound financial position while creating shared value.

2.	Human Rights and Ethics: Be a responsible producer.

3.	Communities: Be a catalyst for sustainable development independent of the presence of the Company in the community.

4.	Occupational Health and Safety: Demonstrate commitment in everything the Company does.

5.	Human Resources: Attract and train a workforce which draws on the local stakeholder community.

6.	Environment: Minimize the Company’s impact on the environment to preserve it for future generations.

In addition to the Code of Conduct, the Company has adopted a Sustainability Framework, to reflect the Company’s commitment to sustainability. The Company’s Sustainability Framework is based on the policies and standards listed below, relating to environmental, social and governance related matters, under which the Company conducts its business:

•	Human Rights

•	Diversity

•	Anti-corruption

•	Occupational Health and Safety

•	Environmental

•	Business Code of Conduct and Ethics and Whistle-blower Policy

•	Supplier Business Code of Conduct and Ethics

•	Design Standards for Tailings and Filtered Storage Facilities, Heap Leach Facilities and Waste Rock Storage Facilities

In 2020, the Company adopted two new sustainability policies: the health and safety policy and the talent management policy, and updated existing guideline to maintain alignment with trends in best practices. These sustainability policies and standards are supported by guidelines, manuals and other documents that help interpret them and further guide operations in their management and application. Training is provided to the Company’s workforce on these policies and standards to facilitate their commitment to the Sustainability Framework.

In 2019, the Company developed a five-year sustainability plan which contains short, medium and long term commitments. As a result, key performance indicators (“KPIs”) related to sustainability have been integrated into the management of the Company’s business. The Board approves the KPI goals and targets on an annual basis. The achievement of these goals is monitored monthly. Management eligible for annual performance incentives as part of their annual compensation are held accountable for the Company’s sustainability performance through the achievement of annual target performance goals. Such performance metrics were not set for fiscal 2020, due to the COVID-19 pandemic which resulted in the government mandated suspension of operations at the San Jose Mine and the suspension of construction activities in the second quarter of 2020 at the Lindero Mine and ultimately resulted in the Company withdrawing production and cost guidance for 2020. However, performance metrics which include environmental, safety and social metrics have been included in the performance metrics for management eligible for annual performance incentives in 2021.

Progress Tracking and Reporting

The Company measures its sustainability performance using the Global Reporting Initiative (GRI) guidelines. Recently, the Company also aligned its operations with the Metals and Mining Industry Standard of the Sustainability Accounting Standards Board (SASB). In addition, in 2021 the Company is also taking the first steps to develop a plan to align environmental, social and governance reporting with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD).

Internally, the Company has a dedicated Health, Safety, Social and Environment (“HSSE”) committee tasked with improving the culture and management of HSSE within the Company. Each subsidiary conducts a corporate operational and sustainability review each month. The Country Managers participate in reviewing operational progress, sustainability data, and progress toward KPIs and goals. These meetings are part of the Company’s internal quality assurance process. In all cases, performance is measured against operational KPIs and metrics control tools and the indicators corresponding to each of the six sustainability pillars.

Overall responsibility for the achievement of the KPIs rests with senior management. Management reports, including updates on environmental social and governance matters, including updates on KPIs, are provided to the Board of Directors on a monthly and quarterly basis.

In January 2020, the Company approved sustainability goals for 2020 within the following strategic themes: health and safety; diversity in the workforce; local communities; supply chain; tailings management; GHG emissions; water consumption and energy use. Highlights of the Company’s performance in 2020 include:

•	No tailings dam incidents, no significant spills, and no significant environmental fines

•	A continuing trend in the reduction of freshwater withdrawals and consumption

•	No work-related fatalities among employees and contractors

•	An increase in the percentage of women employed in the workforce to 20 percent, and an increase in the percentage of women in management positions to 17 percent

•	No significant disputes with local communities

•	No confirmed cases of corruption, discrimination, or human rights violations

Due to limitations and restrictions imposed by the COVID-19 pandemic, the Company was forced to delay certain initiatives scheduled for 2020, including certifications under ISO 14001 - an international standard for best practice in environmental management systems, and ISO 45001 – an international standard for best practice in occupational health and safety management systems both for the San Jose Mine, and an external environmental audit of the Company’s sites. Alternatively, the Company undertook other initiatives, such as an environment self-assessment at San Jose and Caylloma, and has rescheduled the aforementioned initiatives planned for 2020 to 2021. The Caylloma Mine is certified under both of the aforementioned management systems.

In 2019, we developed our Tailings and Heap Leach Management Standard (the “Standard”), which is based on the guidelines of the Mining Association of Canada and the Canadian Dam Association. The Standard requires the Company to locate, design, build, operate, and close all tailings storage facilities and heap leach facilities using a risk-based approach with site-specific data, or as specified by local regulatory requirements (whichever approach is more stringent). The Standard covers facility integrity, governance, monitoring and emergency preparedness. Our tailings storage facilities and heap leach facilities are subject to regular routine inspections, geotechnical and environmental monitoring and annual reviews to continually improve systems and methods in order to minimize potential harm related to these long-term facilities. Our tailings storage facilities were externally audited in 2019. In 2020, management completed an internal assessment of its tailings storage facilities and heap leach facilities, as travel to the sites was restricted due to COVID-19. The Company’s tailings storage facilities will be externally audited again in 2021.

In May, 2020, the Company produced its second sustainability report for fiscal 2019 which was developed using the Global Reporting Initiative Standards. The report discloses: material sustainable topics applicable to the Company and its operations; summarizes the actions that the Company is taking in terms of economic, social and environmental sustainability in the Company’s mining operations in Peru and Mexico; and provides detailed information on the Company’s environmental, social, socio-economic and health and safety performance, and compares its environmental, health, social and governance performance against its performance in 2019 and 2018. The report is updated annually and is available on the Company’s website.

Climate Change

Climate change may have an adverse effect on the Company’s operations, infrastructure and availability of mineral resources. Climate change may, among other things cause or result in changes in rainfall levels, higher temperatures, reduced water availability, increase sea levels, increase extreme weather events and resource shortages. Extreme weather events such as flooding or inadequate water supplies could disrupt operations at the Company’s mines and impact mining and transport operations, reclamation efforts, create resource shortages, damage property and equipment and increase health and safety risks on site. Abnormally high rainfall at the San Jose Mine in October 2018 and at the Lindero Mine in February 2019 disrupted operations at these locations. Records of precipitation are being maintained at all operations to track weather conditions. Such events or conditions could have other adverse effects on the Company’s workforce and the communities around the Company’s mines, such as an increased risk of food insecurity, water scarcity and prevalence of disease. Climate change may also result in shortages in certain consumables and other products required to sustain the Company’s operations.

In 2021, the Company intends to identify and assess the physical and transitional risks of climate change to the business of the Company in order to manage any material impact of climate change on the Company’s operations. This will include the development of a comprehensive climate strategy addressing the four pillars of the Task Force on Climate-related Financial Disclosures (“TCFD”): governance, risk management, strategy, and metrics and targets.

Risk Factors

The Company’s ability to generate revenues and profits from its natural resource properties is subject to a number of risks and uncertainties including, without limitation, the following:

Risks Relating to the Company’s Business Operations

The Company’s operations are subject to operating hazards and risks incidental to mining operations.

Mining operations generally involve a high degree of risk.  Operations in which the Company has a direct or indirect interest, including the Caylloma Mine, the San Jose Mine and the Lindero Mine, will be subject to all of the hazards and risks normally incidental to exploration, development and operational activities, including fire, explosions, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, pollution, industrial water shortages, inclement weather, cave-ins and mechanical equipment failure.  Any such hazards could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages.  The Company may become subject to liability for hazards against which it cannot insure or against which it may elect not to insure.  Any compensation for such liabilities may have a material adverse effect on the Company’s financial position.

Mineral Resources, Mineral Reserves and precious metal recoveries are estimated.

There is a degree of uncertainty attributable to the estimation of Mineral Resources, Mineral Reserves and expected mineral grades. The Mineral Resource and Mineral Reserve estimates included or incorporated by reference in this AIF have been determined and valued based on assumed future prices, cut-off grades and operating costs. However, until mineral deposits are actually mined and processed, Mineral Resources and Mineral Reserves must be considered as estimates only. Any such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.

Mineral Resources and Mineral Reserves may require revision based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs and reduced recovery rates, may render certain Mineral Reserves uneconomic and may ultimately result in a restatement of Mineral Resources and/or Mineral Reserves. Short-term operating factors relating to the Mineral Resources and Mineral Reserves, such as the need for sequential development of ore bodies, may adversely affect the Company’s profitability in any accounting period. Estimates of operating costs are based on assumptions including those relating to inflation and currency exchange, which may prove incorrect. Estimates of mineralization can be imprecise and depend upon geometallurgical assumptions, geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results. There can be no assurance that precious metals recovered in small scale tests will be duplicated in large scale tests under onsite conditions or in production scale. Amendments to mine plans and production profiles may be required as the amount of Mineral Resources changes or upon receipt of further information during the implementation phase of the project. Extended declines in market prices for gold, silver and other metals may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reduction in estimates of mineralization, or in the Company’s ability to develop its properties and extract and sell such minerals, could have a material adverse effect on the Company's results of operations or financial condition.

The Company’s capital and operating costs, production schedules and economic returns are based on certain assumptions which may prove to be inaccurate.

The Company’s expected capital and operating costs, production estimates, anticipated economic returns and other projections, estimates and forecasts for its mineral properties that are included or incorporated by reference in this AIF or included in any technical reports, scoping studies, pre-feasibility studies and feasibility studies prepared for or by the Company are based on assumed or estimated future metals prices, cut-off grades, operating costs, capital costs, metallurgical recoveries, that the actual ore mined is amenable to mining or treatment, environmental considerations, labour volumes, permitting and other factors, any of which may prove to be inaccurate. As a result, technical reports, scoping studies, pre-feasibility studies and feasibility studies prepared for or by the Company may prove to be unreliable.

The Company’s capital and operating costs are affected by the cost of commodities and goods such as steel, cement, explosives, fuel, electrical power and supplies, including reagents.  Significant declines in market prices for gold, silver and other metals could have an adverse effect on the Company’s economic projections. Management assumes that the materials and supplies required for operations will be available for purchase and that the Company will have access to the required amount of sufficiently skilled labour.  As the Company relies on certain third-party suppliers and contractors, these factors can be outside its control and an increase in the costs of, or a lack of availability of, commodities, goods and labour may have an adverse impact on the Company’s financial condition. The Company may experience difficulty in obtaining the necessary permits for its exploration, development or operational activities, if such permits are obtained at all, and may face penalties as a result of violations of permits or other environmental laws, which may cause delays and increases to projected budgets. Any of these discrepancies from the Company’s expected capital and operating costs, production schedules and economic returns could cause a material adverse effect on the Company’s business, financial condition and results of operations.

The Company has in the past, and may in the future, provide estimates and projections of its future production, costs and financial results. Any such information is forward looking. Neither the Company’s auditors nor any other independent expert or outside party compiles or examines these forward looking statements. Accordingly, no such person expresses any opinion or any other form of assurance with respect thereto. Such estimates are made by the Company’s management and technical personnel and are qualified by, and subject to the assumptions, contained or referred to in the filing, release or presentation in which they are made, including assumptions about the availability, accessibility, sufficiency and quality of mineralized material, the Company’s costs of production, the market prices of silver, gold and other metals, the Company’s ability to sustain and increase production levels, the ability to produce and sell marketable concentrates, the sufficiency of its infrastructure, the performance of its personnel and equipment, its ability to maintain and obtain mining interests and permits, the state of the government and community relations, and its compliance with existing and future laws and regulations. Actual results and experience may differ materially from these assumptions. Failure to achieve estimates or material increases costs could have a material adverse impact on the Company’s future cashflows, profitability, results of operations and financial condition. Any such production, cost, or financial results estimates speak only as of the date on which they are made, and the Company disclaims any intent or obligation to update such estimates, whether as a result of new information, future events or otherwise. Accordingly, such forward-looking statements should be considered in the context in which they are made and undue reliance should not be placed on them.

Uncertainties related to new mining operations – the Lindero Mine

It is not unusual in the mining industry for new mining operations, such as the Lindero Mine, to experience unexpected difficulties during the start-up phase or the initial production phase, resulting in production suspensions, delays and requiring more capital than anticipated. It is also common in new mining operations to experience unexpected problems, delays and costs during mine development and ramp-up to full production capacity. The costs, timing and complexity of the continuing ramp-up of the Lindero Mine may be higher than anticipated, including as a result of various adjustments required to optimize the efficiency of the operations. Such factors can add to the costs of the mine development, production and operations and/or impair production and mining activities, thereby affecting the Company’s cashflows and profitability. Any unexpected complications and delays in the completion and successful functioning of these operational elements may result in additional costs being incurred by the Company beyond those already incurred and budgeted. There can be no assurance that current or future ramp-up plans of the Lindero Mine will be successful or completed on time or on budget.

Development projects such as the Lindero Mine are uncertain, and it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production.

The economic feasibility of development projects is based on many factors such as: estimation of mineral reserves, anticipated metallurgical recoveries, environmental considerations and permitting, future gold prices, and anticipated capital and operating costs of such projects. The Lindero Mine has no operating history upon which to base estimates of future production and cash operating costs. Particularly for development projects, estimates of proven and probable mineral reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies that derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold from the ore, estimated operating costs, anticipated climactic conditions and other factors. As a result, it is possible that actual capital and operating costs and economic returns will significantly differ from those currently estimated for the Lindero Mine prior to production.

Any of the following events, among others, could affect the profitability or economic feasibility of the Lindero Mine: unanticipated changes in grades and tonnes of ore to be mined and processed, unanticipated adverse geologic conditions, unanticipated metallurgical recovery problems, incorrect data on which engineering assumptions are made, availability of labor, costs of processing and refining facilities, availability of economic sources of power, adequacy of water supply, adequate access to the site, unanticipated transportation costs, government regulations (including regulations with respect to the environment, prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, environmental), fluctuations in gold prices, and accidents labour actions and force majeure events.

The development of the Company’s properties requires substantial exploration, expenditure and the development of infrastructure.

Development of the Company’s non-producing properties will only follow upon obtaining satisfactory exploration and engineering results that confirm economically recoverable and saleable volumes of minerals and metal as well as the legality of such development. The business of mineral exploration and development is speculative in nature and involves a high degree of risk, as few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration and development activities will result in any discoveries of Mineral Reserves.  The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Development of the Company’s non-producing projects will require the construction and operation of mines, processing plants and related infrastructure. As a result, the Company is and will continue to be subject to all of the risks associated with establishing new mining operations, including:

•	the timing and cost, which can be considerable, of the construction of mining and processing facilities;

•	the availability and cost of skilled labour, mining equipment and principal supplies needed for operations;

•	the availability and cost of appropriate smelting and refining arrangements;

•	the need to maintain necessary environmental and other governmental approvals and permits;

•	the availability of funds to finance construction and development activities;

•	potential opposition from non-governmental organizations, environmental groups, local groups or other stakeholders which may delay or prevent development activities; and

•	potential increases in construction and operating costs due to changes in the cost of labour, fuel, power, materials and supplies.

Substantial expenditures are required to establish Mineral Resources and Mineral Reserves through drilling and development and for mining and processing facilities and infrastructure.  No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.  Economic feasibility of a project is based on several other factors including anticipated metallurgical recoveries, environmental considerations and permitting, future metal prices, and timely completion of the development plan.

Completion of the development of the Company’s advanced projects is subject to various requirements, including the availability and timing of acceptable arrangements for power, water, transportation, access and facilities. The lack of, or delay in, availability of any one or more of these items could prevent or delay development of the Company’s advanced projects.  There can be no assurance that adequate infrastructure, including road access, will be built, that it will be built in a timely manner or that the cost of such infrastructure will be reasonable or that it will sufficiently satisfy the requirements of the advanced projects.  As well, accidents or sabotage could affect the provision or maintenance of adequate infrastructure.

The Company’s operations require water, and the Lindero Mine and the San Jose Mine are located in regions where water is scarce.  While the Company believes it holds sufficient water rights to support its current operations, future developments could limit the amount of water available to the Company.  New water development projects, or climatic conditions such as extended drought, could adversely affect the Company. There can be no guarantee that the Company will be successful in maintaining adequate supplies of water for its operations.

The Company may be unable to replace its Mineral Reserves

The Company must continually replace its Mineral Reserves depleted by production to maintain production levels over the long term. Mineral Reserves can be replaced by expanding known ore bodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature and involves many risks and is frequently unsuccessful. Substantial expenditures are required to complete drilling programs which may take several years to complete in order to establish Mineral Reserves. As a result, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of the Company’s Mineral Reserves will not be offset by discoveries or acquisitions. The Company’s mineral base may decline if Mineral Reserves are mined without adequate replacement and the Company may not be able to sustain production beyond the current mine lives, based on current production rates. If the Company’s Mineral Reserves are not replaced either by the development of additional Mineral Reserves and/or additions to Mineral Reserves, there may be an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition, and this may be compounded by requirements to expend funds for reclamation and decommissioning.

The Company’s operations are subject to extensive environmental regulation.

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. The Company’s operations generate chemical and metals depositions in the form of tailings. The Company’s ability to obtain, maintain and renew permits and approvals and to successfully develop and operate mines may be adversely affected by real or perceived impacts associated with the Company’s activities or of other mining companies that affect the environment, human health and safety. Environmental hazards may exist on the Company’s properties which are unknown to the Company at present and were caused by previous or existing owners or operators of the properties, for which the Company could be held liable.

The Company operates five tailings storage facilities, which includes two tailings dam facilities at the Caylloma Mine, one tailings dam storage facility and one dry stack tailings facility at the San Jose Mine, and one heap leach pad at the Lindero Mine. In addition, the Company has one closed tailings dam facility at the Caylloma Mine. All tailings storage facilities operated by the Company are subject to the Company’s Tailings and Heap Leach Management Standard. As part of the Company’s risk management protocols, the Company continually assesses its tailings dam management systems. Since 2019, the Company has planned and executed an annual comprehensive review of all of its tailings facilities. However, in 2020 as travel to the sites was restricted due to COVID-19, management completed an internal assessment of its tailings storage facilities and heap leach facilities. Following the review in 2019, the Company: completed an independent audit plan of all of its tailings storage facilities (“TSF”) and its heap leach facility (“HLF”) at the Lindero Mine; assigned an external Engineer of Record for each TSF and HLF; increased pond and pumping capacity on selected TSFs as a redundant emergency control measure; reviewed and updated stormwater management plans; reviewed and updated Operation, Maintenance and Surveillance manuals in accordance with best practices; updated and increased geotechnical monitoring equipment an control points at selected TSFs and reviewed and tested emergency response plans at each site. While the Company believes that appropriate steps have been taken to prevent safety incidents, there are inherent risks involved with tailings facilities, including among other things, seismic activity, particularly in seismically active regions such as Peru, and the ability of field investigations completed prior to construction to detect weak foundation materials. The Company’s tailings storage facilities will be externally audited again in 2021. There can be no assurance that a tailings dam or other tailings facility safety incident will not occur and such an incident could have a material adverse effect on the Company’s business, operations and financial condition.

Operations at the Lindero Mine involve heap leaching and this method of mineral processing uses sodium cyanide, a hazardous material, to leach metal bearing ore and then collect the resulting metal-bearing solution. There is an inherent risk of unintended discharge of hazardous materials in the operation of leach pads. Should sodium cyanide escape from a leach pad and collection infrastructure or otherwise be detected in the downstream surface and ground water points, the Company could be subject to liability for remediation costs, which could be significant and may not be insured against. In addition, metal production could be delayed or halted to prevent further discharges and to allow for remediation. Such delays or cessations in production could be long-term or, in some cases, permanent, and any interference with production could result in a significant reduction in, or loss of, cash flow and value for the Company. While appropriate steps may be taken to prevent discharges of sodium cyanide and other hazardous materials into the ground water, surface water, and the downstream environment, there is inherent risk in the operation of leach pads and there can be no assurance that a release of hazardous materials will not occur.

Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed. Such enforcement actions may include the imposition of corrective measures requiring capital expenditure, installation of new equipment or remedial action. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

The Company intends to, and attempts to, fully comply with all applicable environmental regulations. While the health and safety of its people and responsible environmental stewardship are top priorities for the Company, there can be no assurance that the Company has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

The Company’s business is sensitive to nature and climate conditions.

The Company and the mining industry are facing continued geotechnical challenges, which could adversely impact the Company’s production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, floods, seismic activity, droughts and pit wall failures, may occur in the future and such events may not be detected in advance. Such geotechnical risks could impact the structural integrity of our mines, stockpiles, leach pads and tailings storage facilities. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company’s control, such as severe weather, droughts and considerable rainfall. The Company’s operations require water, and the Lindero Mine and the San Jose Mine are located in regions where water is scarce. There can be no assurance that extreme weather events such as a prolonged drought will not affect the operations at these mines.

Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of the Company’s projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company’s business results of operations and financial position.

The San Jose Mine and the Lindero Mine have in the past experienced abnormally high rainfall which has disrupted operations at these locations. Increased precipitation, either due to normal variances in weather or due to global climate change, could result in flooding that may adversely impact operations and could damage the Company’s facilities, plant and operating equipment.

The Company’s operations are subject to political and other risks in the countries in which it operates.

The Company currently conducts, or plans to conduct, exploration, development and production activity in a number of countries, including Peru, Mexico and Argentina. There are uncertainties in these regions regarding capital controls and future changes in applicable laws related to exploration, development and mining operations.

Argentina

The Company’s operations at the Lindero Mine are subject to the payment of government taxes, fees and duties. This includes a 3 percent provincial royalty “boca mina” which is payable on revenue after deduction of direct processing, commercial, general and administrative costs. Under Argentina’s federal laws exports of bullion, doré and unrefined gold are subject to an 8 percent export tax until December 31, 2021. There can be no assurance that this export tax will not be extended.

Effective December 23, 2019, changes to Argentina’s tax laws proposed by the new Argentine Government were implemented. The changes ratified and extended legislation which was to expire on December 31, 2019 and allow the Argentine Central Bank to regulate funds coming into and flowing out of Argentina in order to maintain stability and support the economic recovery of the country. The Argentine Government has not set an expiry date for these restrictions, and they currently remain in place. These capital controls together with additional temporary controls enacted on May 29, 2020, have the effect of: requiring exporters to convert the equivalent value of foreign currency received from the export into Argentine Pesos; requiring the prior consent of the Argentine Central Bank to the payment of cash dividends and distributions of currency out of Argentina; requiring Argentine companies to convert foreign currency loans received from abroad into Argentine Pesos; and restricting the sale of Argentine Pesos for foreign currency. Accordingly, the Company is required to convert the equivalent value of proceeds received in foreign currency from the export of all gold doré from the Lindero Mine, into Argentine Pesos. In addition, the Company would be required to obtain the prior consent of the Argentine Central Bank to the payment of cash dividends and distributions of profits out of Argentina.

Certain of the costs and expenses to fund the construction at the Lindero Mine were advanced by way of intercompany loans. Under the terms of the Argentine Central Bank regulation, any funds in foreign currency which were advanced by the Company as a loan to its Argentine subsidiary in connection with the payment of construction costs and expenses at the Lindero Mine, are to the extent that the funds were advanced in foreign currency, required to be converted into Argentine Pesos at a conversion rate negotiated at the Foreign Exchange Market within five business days from the date of the receipt of the funds in Argentina. When the loan is to be repaid, the Regulation requires proof that the loan was advanced in foreign currency and converted into local currency in order to repay the loan in foreign currency. Due to the volatility of the exchange rate for Argentine Pesos, the Company will apply additional measures in cash management to minimize potential gains or losses arising from the conversion of funds.

In September 2020, the Argentine Central Bank approved a new resolution which requires companies to restructure sixty percent of any individual debt exceeding $1.0 million, which has at least a two-year term and is maturing between October 15, 2020 and March 31, 2021. However, this resolution does not apply to intercompany debt and the Company does not hold any external debt at Lindero.

In addition, the Argentine Central Bank has also issued a temporary measure in effect until June 30, 2021, which requires the consent of the Central Bank to the repayment of certain types of intercompany loans.  There can be no assurance that the temporary measure will not be extended.

Mexico

The Company’s operations at the San Jose Mine are subject to the payment of government taxes, fees and duties. Under Mexican federal corporate income tax law, titleholders of mining concessions are required to pay annually a 7.5 percent duty on their mining related profits and a 0.5 percent duty on revenues obtained from the sale of gold, silver and platinum.

Additionally, the State of Oaxaca in Mexico has a history of social conflicts and political agitation which can lead to public demonstrations and blockades that can from time to time affect the Company’s operations.

In 2015, the Mexican Government introduced a Mining Fund which was funded from taxes paid by mining companies operating in Mexico. The Mining Fund distributed monies to local communities where the activities of mining companies take place to promote infrastructure and social development and to mitigate environmental impacts. Effective January 1, 2020, 85 percent of the funds of the Mining Fund were reallocated to the Public Education Ministry, and 5 percent are to be distributed among the municipalities where the mining activities take place. The local communities where the Company operates may be affected by the cut-back in these funds. It is not yet known if this may have an impact on the business and operations of the Company.

In January 2020, the Oaxacan Congress approved a Previous, Free and Informed Consultation Law for the Indigenous and Afromexican Communities in the State of Oaxaca (the “Consultation Law”), which is now in full force and effect.

The Consultation Law settles the procedure that the Authority, in this case any Public Administration Sector or the Legislative Power of Oaxaca, must follow to acquire the prior and informed consent of the indigenous or Afromexican communities that may be affected or jeopardized by the approval of a specific law, or by the authorization of an administrative procedure or act. The Consultation Law is only applicable locally in the State of Oaxaca and specifically to State matters. The mining operations at the San Jose Mine, including the granting of mining concessions and the corresponding environmental impact authorizations are regulated federally and should not be affected by the recently published Consultation Law.

The Consultation Law has no impact on the ongoing business of the Company at the San Jose Mine, as it has no effect on the permits and authorizations already granted for the operations at the San Jose Mine. However, the new law may be applicable in the case of a new local license or permit that is needed. The Company is unable to predict how this new legislation may affect the business and operations of the Company at this time.

Peru

The Company’s operations at the Caylloma Mine are subject to the payment of government taxes, fees and duties. Holders of mineral concessions are obliged to pay to the Peruvian Government, a mining royalty, as a consideration for the exploitation of metallic and non-metallic natural resources, which is calculated based on the quarterly sales revenues from metallic and non-metallic mineral resources at a minimum rate of 1 percent and up to 12 percent.

In addition, an additional tax called the “Special Mining Tax” is payable to the Peruvian Government which imposes a tax on the operating profit of metallic resources at a tax rate that ranges from between 2 percent to 8.4 percent.

In some areas of Peru, the development of infrastructure projects and extractive industries have met with strong rejection from the local population. Such social conflict may lead to public demonstrations and blockades which could affect the Company’s operations.

The Company is not able to determine the impact of other potential political and country risks on its future financial position nor its ability to meet future interest or principal payments, which include:

•	cancellation or renegotiation of contracts;

•	changes in foreign laws or regulations;

•	changes in tax laws;

•	royalty and tax increases or claims by governmental entities;

•	retroactive tax or royalty claims;

•	expropriation or nationalization of property;

•	inflation of costs that is not compensated by a currency devaluation;

•	high rates of inflation;

•	restrictions on the ability of local operating companies to sell gold, copper or other minerals offshore for U.S. dollars, and on the ability of companies to hold U.S. dollars or other foreign currencies;

•	restrictions on the purchase of foreign currencies and on the remittance of dividend and interest payments offshore;

•	limitations on the repatriations of earnings;

•	import and export regulations;

•	environmental controls and permitting;

•	opposition from local community members or non-governmental organizations;

•	mining companies are increasingly required to consider and provide benefits to the communities and countries in which they operate;

•	informal mining and artisanal mining occurs on or adjacent to certain of our properties exposing such sites to security risks;

•	civil strife, acts of war, guerrilla activities, insurrection and terrorism;

•	unenforceability of contractual rights and judgements; and

•	other risks arising out of foreign sovereignty over the areas in which the Company’s operations are conducted.

Such risks could potentially arise in any country in which the Company operates. These risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause the Company to have to expend more funds than previously expected or required, and may materially adversely affect the Company’s financial position or results of operations. The Company may also evaluate business opportunities in other jurisdictions where such risks may exist. Furthermore, in the event of a dispute arising from such activities, the Company may be subject to the exclusive jurisdiction of courts outside North America or may not be successful in subjecting persons to the jurisdiction of the courts in North America, which could adversely affect the outcome of a dispute.

Furthermore, the introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in any of the countries in which the Company operates, could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. No assurance can be given that new tax laws, rules or regulations will not be enacted or that existing tax laws will not be changed, interpreted or applied in a manner that could result in the Company’s profits being subject to additional taxation or that could otherwise have an adverse material effect on the Company.

In order to manage the spread of COVID-19, the governments in all of the jurisdictions in which the Company operates have implemented various regulations, orders, protocols and guidelines, many of which have negatively affected our business, employees, contractors and the communities in which we operate. COVID-19 has also impacted governments and national and local economies, and in addition to impacts on labour, supplies and services that are needed to conduct the Company’s business, this may also increase the likelihood of additional taxes, duties, royalties or similar obligations being placed on mining operations in an effort to generate revenues for municipal, local and national economies. The extent of the impact of the COVID-19 pandemic on our operational and financial performance will depend on future developments, including a widely available vaccine, the duration and severity of the pandemic and related restrictions, all of which are uncertain and cannot be predicted.

The Company is subject to extensive government regulations and permit requirements.

Operations, development and exploration on the Company’s properties are affected to varying degrees by political stability and government regulations relating to such matters as environmental protection, health, safety and labour, mining law reform, restrictions on production, price controls, tax increases, maintenance of claims, tenure, and expropriation of property.  Failure to comply with applicable laws and regulations may result in fines or administrative penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures.

The activities of the Company require licences and permits from various governmental authorities.  The Company currently has been granted the requisite licences and permits to enable it to carry on its existing business and operations. The Environmental Impact Authorization (the “EIA”) for the San Jose Mine issued by SEMARNAT expires on October 31, 2021. An extension to the EIA is intended to be filed by the deadline in August, 2021. There can be no assurance that the extension to the permit will be granted in which case, such a decision would be appealed. There can be no assurance that the Company will be able to obtain all the necessary licences and permits which may be required to carry out exploration, development and mining operations for its projects in the future. The Company might find itself in situations where the state of compliance with regulation and permits can be subject to interpretation and challenge from authorities that could carry risk of fines or temporary stoppage.

The Central Government of Peru supported responsible mining as a vehicle for the growth and future development of Peru in 2020. However, the Company is unable to predict whether the Central government will continue to take similar positions in the future. Previous regional and local governments as well as other political parties have actively opposed mining projects in the Arequipa area. The Company is unable to predict the positions that will be taken in the future and whether such positions or changes in law will affect new projects. Such changes may include increased labor regulations, environmental and other regulatory requirements, and additional taxes and royalties, as well as future protests, community demands and road blockages. The Company cannot predict future positions of either the Peruvian Central or regional government on foreign investment, mining concessions, land tenure or other regulation in Peru.

Informal and artisanal mining occurs on or adjacent to certain of our properties exposing such sites to security risks.

Informal and artisanal miners have been active on, or adjacent to, some of the concession areas of the Caylloma mine. Such activities have not occurred in the area where the mineral resources and mineral reserves are located. Informal or artisanal mining is associated with a number of negative impacts, such as exposure to security risks and environmental degradation. The activities of artisanal miners are largely unregulated and work conditions are often unsafe and present health risks to the artisanal miners and local communities, which while unrelated to our operations, may have an impact on them. These miners are in dialogue with the Peruvian government to formalize their operation. While the Company believes it is unlikely that the artisanal miners will be successful in obtaining approval to formalize their operations, there can be no assurance of same.

The Company’s mining concessions may be terminated in certain circumstances.

Under the laws of the jurisdictions where the Company’s operations, exploration and development projects and prospects are located, Mineral Resources belong to the state and governmental concessions are required to explore for, and exploit, Mineral Reserves. The Company holds mining, exploration and other related concessions in each of the jurisdictions where it is operating and where it is carrying on development projects and prospects. The concessions held by the Company in respect of its operations, exploration and development projects and prospects may be terminated under certain circumstances, including where minimum production levels are not achieved by the Company (or a corresponding penalty is not paid), if certain fees and/or royalties are not paid or if environmental and safety standards are not met. Termination of any of the Company’s concessions could have a material adverse effect on the Company’s business, financial condition or results of operations.

Risks related to ILO Convention 169 Compliance

The Company may, or may in the future, operate in areas presently or previously inhabited or used by indigenous peoples. As a result, the Company’s operations are subject to national and international laws, codes, resolutions, conventions, guidelines and other similar rules respecting the rights of indigenous peoples, including the provisions of ILO Convention 169. ILO Convention 169 mandates, among other things, that governments consult with indigenous peoples who may be impacted by mining projects prior to granting rights, permits or approvals in respect of such projects.

ILO Convention 169 has been ratified by most Latin American countries including Argentina, Peru and Mexico. It is possible however that these governments may not (i) have implemented procedures to ensure their compliance with ILO Convention 169 or (ii) have complied with the requirements of ILO Convention 169 despite implementing such procedures.

Government compliance with ILO Convention 169 can result in delays and significant additional expenses to the Company arising from the consultation process with indigenous peoples in relation to the Company’s exploration, mining or development projects. Moreover, any actual or perceived past contraventions, or potential future actual or perceived contraventions, of ILO Convention 169 by ratifying governments in the countries in which the Company operates create a risk that the permits, rights, approvals, and other governmental authorizations that the Company has relied upon, or may in the future rely upon, to carry out its operations or plans in such countries could be challenged by or on behalf of indigenous peoples in such countries.

Such challenges may result in, without limitation, additional expenses with respect to the Company’s operations, the suspension, revocation or amendment of the Company’s rights or mining, environmental or export permits, a delay or stoppage of the Company’s development, exploration or mining operations, the refusal by governmental authorities to grant new permits or approvals required for the Company’s continuing operations until the settlement of such challenges, or the requirement for the responsible government to undertake the requisite consultation process in accordance with ILO Convention 169.

As a result of the inherent uncertainty in respect of such proceedings, the Company is unable to predict what the results of any such challenges would be; however, any ILO Convention 169 proceedings relating to the Company’s mining and exploration operations in Mexico or Peru, or its development of the Lindero Mine and exploration of other properties in Argentina, may have a material adverse effect on the business, operations, and financial condition of the Company.

The Company’s success depends on developing and maintaining relationships with local communities and stakeholders.

The Company’s ongoing and future success depends on developing and maintaining productive relationships with the communities surrounding its operations, including indigenous peoples who may have rights or may assert rights to certain of the Company’s properties, and other stakeholders in its operating locations. The Company believes its operations can provide valuable benefits to surrounding communities, in terms of direct employment, training and skills development and other benefits associated with ongoing payment of taxes. In addition, the Company seeks to maintain its partnerships and relationships with local communities, including indigenous peoples, and stakeholders in a variety of ways, including in-kind contributions, volunteer time, sponsorships and donations. Notwithstanding the Company’s ongoing efforts, local communities and stakeholders can become dissatisfied with its activities or the level of benefits provided, which may result in civil unrest, protests, direct action or campaigns against it. Any such occurrence could materially and adversely affect the Company’s business, financial condition or results of operations.

As a result of social media and other web-based applications, companies today are at much greater risk of losing control over how they are perceived.

Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although the Company places a great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and act as an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on the Company’s business, financial condition or results of operations.

Opposition of the Company’s exploration, development and operational activities may adversely affect the Company’s reputation, its ability to receive mining rights or permits and its current or future activities.

Maintaining a positive relationship with the communities in which the Company operates, including with respect to the Caylloma Mine, the San Jose Mine and the Lindero Mine, is critical to continuing successful exploration and development. Community support for operations is a key component of a successful exploration or development project. Various international and national laws, codes, resolutions, conventions, guidelines and other materials relating to corporate social responsibility (including rights with respect to health and safety and the environment) may also require government consultation with communities on a variety of issues affecting local stakeholders, including the approval of mining rights or permits.

The Company may come under pressure in the jurisdictions in which it explores or develops to demonstrate that other stakeholders benefit and will continue to benefit from its commercial activities. Local stakeholders and other groups may oppose the Company’s current and future exploration, development and operational activities through legal or administrative proceedings, protests, roadblocks or other forms of public expression against the Company’s activities. Opposition by such groups may have a negative impact on the Company’s reputation and its ability to receive necessary mining rights or permits. Opposition may also require the Company to modify its exploration, development or operational plans or enter into agreements with local stakeholders or governments with respect to its projects, in some cases causing considerable project delays. Any of these outcomes could have a material adverse effect on the Company’s business, financial condition, results of operations and Common Share price.

The Company is faced with uncertainty of funding for exploration and development.

The Company’s ability to continue production, development and exploration activities, if any, will depend on its ability to generate sufficient operating cash flows from the Caylloma Mine, the San Jose Mine, and the Lindero Mine, and to obtain additional external financing where necessary. Any unexpected costs, problems or delays at the Caylloma Mine, the San Jose Mine and the Lindero Mine could severely impact the Company’s ability to generate sufficient cash flows and require greater reliance on alternative sources of financing, including but not limited to: project or bank financing, or public or private offerings of equity and debt, joint ventures, or utilize one or a combination of all of these alternatives. There can be no assurance that the Company will be able to obtain additional financing or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of some of its projects.

The Company is substantially reliant on the San Jose Mine and the Lindero Mine.

All of the Company’s revenues were generated by the Caylloma Mine until September 2011, when commercial production commenced at the San Jose Mine. With the commencement of production at the Lindero Mine in 2020 and until the Company acquires or develops additional properties or projects, the Company will be largely dependent upon the operation of the San Jose Mine and the Lindero Mine for its future revenue and profits, if any. If for any reason production at either mine was reduced or stopped, the Company’s revenues and profits would decrease significantly. In addition, existing foreign exchange controls in Argentina may impact the ability to repay intercompany debt and to repatriate funds by way of the payment of dividends.

The title to the Company’s properties could be challenged or impugned.

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore the precise area and location of the properties may be in doubt.  The Company’s properties may be subject to prior unregistered agreements or transfers or indigenous land claims and title may be affected by unidentified or unknown defects. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be constrained. A successful challenge to the Company’s title to a property or to the precise area and location of a property could cause delays or stoppages to the Company’s exploration, development or operating activities without reimbursement to the Company. Any such delays or stoppages could have a material adverse effect on the Company’s business, financial condition and results of operations.

Additional businesses and assets that the Company acquires may not be successfully integrated.

The Company undertakes evaluations from time to time of opportunities to acquire additional mining assets and businesses.  In particular, the Company completed its acquisition of Goldrock in July 2016. Any such acquisitions may be significant in size, may change the scale of the Company’s business, may require additional capital, and/or may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms, and integrate their operations successfully. Any acquisitions would be accompanied by risks such as:

•	a significant decline in the relevant metal price after the Company commits to complete an acquisition on certain terms;

•	the quality of the mineral deposit acquired proving to be lower than expected;

•	the difficulty of assimilating the operations and personnel of any acquired companies;

•	the potential disruption of the Company’s ongoing business;

•	the inability of management to realize anticipated synergies and maximize the financial and strategic position of the Company;

•	the failure to maintain uniform standards, controls, procedures and policies;

•	the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and

•	the potential unknown liabilities associated with acquired assets and businesses.

There can be no assurance that any assets or business acquired will prove to be profitable or that the Company will be able to integrate the required businesses successfully, which could slow the Company’s rate of expansion and cause the Company’s business, results of operations and financial condition to suffer.

The Company may need additional capital to finance future acquisitions. There can be no assurance that such financing would be available, on favourable terms or at all. If the Company obtains further debt financing, it will be exposed to the risk of leverage and its operations could become subject to restrictive loan and lease covenants and undertakings. If the Company obtains equity financing, existing shareholders may suffer dilution. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such financings.

Impairments.

Mining and mineral interests are the most significant assets of the Company and represent capitalized expenditures related to the development of mining properties and related plant and equipment.

The Company reviews and evaluates its mining interests for impairment at each reporting period or when events or changes in circumstances indicates that the related carrying amounts may not be recoverable which evidences greater risk levels. It is possible that material changes could occur that may adversely affect management’s estimate of the carrying value of non-current assets which may have a material adverse effect on the Company. Impairment estimates are based on management’s assumptions, and sensitivity analyses and actual future outcomes may differ from these estimates.

The Company is dependent on key personnel.

The Company is dependent on a number of key management and employee personnel.  The Company’s ability to manage its exploration, development, construction and operating activities, and hence its success, will depend in large part on the ability to retain current personnel and attract and retain new personnel, including management, technical and skilled employees.  The loss of the services of one or more key management personnel, as well as a prolonged labor disruption, could have a material adverse effect on the Company’s ability to successfully manage and expand its affairs.

The Company will be required to recruit additional personnel and to train, motivate and manage its employees. The international mining industry is very active and the Company is facing increased competition for personnel in all disciplines and areas of operation, including geology and project management, and there can be no assurance that it will be able to retain current personnel and attract and retain new personnel. Incentive provisions for the Company’s key executives include the granting of stock options and various share units that vest over time, which are designed to encourage such individuals to stay with the Company. However, a low Common Share price, whether as a result of disappointing progress in the Company's exploration, development, construction or operating activities or as a result of market conditions generally, could render such agreements of little value to the Company’s key executives. In such event, the Company’s key executives could be susceptible to being hired away by the Company's competitors who could offer a better compensation package. If the Company is unable to attract and retain key personnel, its business, financial conditions and results of operations may be adversely affected.

The Company relies on local counsel and advisors and the experience of its management and Board in foreign jurisdictions.

The Company’s material mining or exploration property interests are located in Peru, Mexico and Argentina. The legal and regulatory requirements in certain of these countries with respect to mineral exploration and mining activities, as well as local business customs and practices, are different from those in Canada and the United States. The officers and directors of the Company must rely, to a great extent, on the Company’s local legal counsel and local consultants retained by the Company in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect the Company’s business operations, and to assist the Company with its governmental relations. The Company must rely, to some extent, on those members of management and the Board who have previous experience working and conducting business in these countries in order to enhance its understanding of and appreciation for the local business customs and practices. The Company also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of banking, financing, labour, litigation and tax matters in these countries. There can be no guarantee that reliance on such local counsel and advisors and the Company’s management and Board will result in compliance at all times with such legal and regulatory requirements and business customs and practices. Any such violations could result in a material adverse effect on the Company’s business, financial condition and results of operations.

Certain of the Company’s directors and officers may have conflicts of interest.

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. To the extent that such other companies may participate in ventures that the Company may also participate in, or in ventures that the Company may seek to participate in, the Company’s directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. As a result of these potential conflicts of interests, the Company may miss the opportunity to participate in certain transactions. In all cases where the Company’s directors and officers have an interest in other companies, such other companies may also compete with the Company for the acquisition of mineral property investments. Such conflicts of the Company’s directors and officers may result in a material and adverse effect on its business, financial condition and results of operations.

The insurance coverage on the Company’s operations may be inadequate.

The mining industry is subject to significant risks that could result in damage to, or destruction of, mineral properties or producing facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company’s policies of insurance may not provide sufficient coverage for losses related to these or other risks. The Company’s insurance does not cover all risks that may result in loss or damages and may not be adequate to reimburse the Company for all losses sustained. The occurrence of losses or damage not covered by insurance could have a material and adverse effect on the Company’s business, operations and financial condition.

Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry.  There is no assurance that the Company’s insurance will be adequate to cover all liabilities or that it will continue to be available and at terms that are economically acceptable.  Losses from un-insured or under-insured events may cause the Company to incur significant costs that could have a material adverse effect on its business and financial condition.

The Company must comply with the Sarbanes-Oxley Act.

The Sarbanes-Oxley Act (“SOX”) requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting. Beginning with the Company’s 2016 fiscal year, its auditor is also required to attest to the effectiveness of the Company’s internal control over financial reporting. The Company may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time. If this occurs, the Company may not be able to conclude, on an ongoing basis, that it has effective internal control over financial reporting in accordance with Section 404 of SOX and the Company’s auditor may issue an adverse opinion on the effectiveness of its internal control over financial reporting. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of the Company’s financial statements, which in turn could harm its business and negatively impact the trading price or the market value of its securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s processes, procedures and controls could also be limited by simple errors or faulty judgments. As the Company continues to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continue to monitor its internal control over financial reporting. Although the Company intends to expend substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, it cannot be certain that it will be successful in complying with Section 404 of SOX.

The Company may be responsible for corruption and anti-bribery law violations.

The Company’s business is subject to the Foreign Corrupt Practices Act (the “FCPA”) and the Corrupt Foreign Public Officials Act (the “CFPOA”), which generally prohibit companies and company employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business.  The FCPA also requires companies to maintain accurate books and records and internal controls, including at foreign-controlled subsidiaries.  Since all of the Company’s presently held interests are located in Peru, Mexico and Argentina, there is a risk of potential FCPA violations.  In addition, the Company is subject to the anti-bribery laws of Peru, Mexico, and Argentina and of any other countries in which it conducts business in the future.  The Company’s employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under the Company’s policies and procedures and the FCPA, the CFPOA or other anti-bribery laws for which the Company may be held responsible.  If the Company’s employees or other agents are found to have engaged in such practices, the Company could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition and results of operations. The Company’s Anti-Corruption Policy and other corporate policies mandate compliance with these anti-bribery laws; however there can be no assurance that the Company’s internal control policies and procedures always will protect it from fraudulent behavior or dishonesty and other inappropriate acts committed by the Company’s employees and agents. As such, the Company’s corporate policies and processes may not prevent all potential breaches of law or other governance practices.

The Company may be subject to legal proceedings that arise in the ordinary course of business.

Due to the nature of its business, the Company is at the date of this AIF subject to litigation and claims in Mexico and Peru and may, from time to time, be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The Company’s operations are subject to the risk of legal claims by employees, unions, contractors, lenders, suppliers, joint venture partners, shareholders, governmental agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. Plaintiffs may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Defense and settlement costs can be substantial, even with respect to claims that have no merit. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal.  The litigation process could, as a result, take away from the time and effort of the Company’s management and could force the Company to pay substantial legal fees or penalties. There can be no assurances that the resolutions of any such matters will not have a material adverse effect on the Company’s business, financial condition and results of operations.

In 2017 the Mexican Geological Service (“SGM”) advised the Company that a previous owner of one of the Company’s mineral concessions located at the San Jose Mine in Oaxaca, Mexico had granted the SGM a royalty of 3 percent of the billing value of minerals obtained from the concession.  The Company, supported by legal opinions from three independent law firms, has previously advised the Mexican mining authorities that it is of the view that no royalty is payable, and in 2018 initiated administrative and legal proceedings (the “Administrative Proceedings”) in the Mexican Federal Administrative Court (“FAC”) against the Dirección General de Minas (“DGM”) to remove reference to the royalty on the title register. Effective March 26, 2021, the FAC resolved against correcting the title register, on the basis that the previous owner of the mineral concession offered the disputed royalty to the SGM. The Company’s Mexican legal advisors are of the view that the resolution of the FAC is erroneous as the Judge failed to consider the relevant Mining Laws relating to royalties in place at the time of the grant of the mineral concession. The Company’s legal position with respect to the disputed royalty remains unchanged. The Company intends to vigorously defend its position and appeal the resolution of the FAC and file an appeal with the Collegiate Circuit Court in Mexico by April 21, 2021.

In January 2020, the Company received notice from the DGM seeking to cancel the mining concession if the royalty, in the Mexican peso equivalent of $30,000,000 plus VAT (being the amount of the claimed royalty from 2011 to 2019), was not paid before March 15, 2020. In February 2020, the Company initiated legal proceedings (the “Amparo Proceedings”) against the DGM in the Juzgado Séptimo de Distrito en Materia Administrativa en la Ciudad de México (“District Court”) to contest and extinguish the cancellation procedure on the grounds that the royalty is not valid, and also to stay the cancellation process. The District Court in Mexico City admitted the Company’s legal proceedings on March 2, 2020 and granted a permanent stay of execution, which protects the Company from the cancellation of the concession until a final non-appealable resolution is reached on the legality of the DGM’s cancellation procedure.

On November 27, 2020, the District Court at first instance found that the Company suffered no harm from the initiation of the cancellation procedure and dismissed the proceedings (the “Procedural Finding”) without deciding on the merit of the Amparo Proceedings and on the validity of the royalty.  The Procedural Finding does not affect the permanent stay of execution, which remains in place. The Company’s Mexican advisors are of the view that the decision of the District Court is flawed. The Company’s legal position with respect to the disputed royalty remains unchanged. The Company intends to vigorously defend its position and has filed an appeal to the Procedural Finding with the Collegiate Court in Mexico.  The previously obtained stay of execution protects the Company from the cancellation of the concession and remains in place until all avenues of appeal have been exhausted. In the event that the Company does not prevail in the appeal, it may be required to pay the disputed royalty in order to preserve the mining concession.

General economic conditions could impact the Company’s business.

Turmoil in global financial markets have at times caused a loss of confidence in global financial and credit markets.  Many industries, including the precious and base metals mining industry, have been impacted by these market conditions.  Some of the key impacts have included contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity.  The ongoing global economic slowdown is an example of a visible risk to world financial stability.  A continued or worsened slowdown in economic conditions, including, but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability.  Specifically:

•	a new global credit/liquidity crisis could impact the cost and availability of financing and the Company’s overall market liquidity;

•	the volatility of metal prices could impact the Company’s revenues, profits, losses and cash flow;

•	volatile energy prices, commodity and consumables prices and currency exchange rates could impact the Company’s production costs or projected economic returns; and

•	the devaluation and volatility of global stock markets, which are not related to the Company’s operations or assets, could impact the valuation of the Company’s equity and other securities.

These factors are beyond the control of the Company and could have a material adverse effect on the Company’s financial condition and results of operations.

Until contained a global pandemic, including COVID-19, could cause a slowdown in global economic growth and impact the Company’s business, operations, financial condition and share price.

The outbreak of COVID-19, which was declared a global pandemic by the World Health Organization in March 2020 and resulted in a widespread global health crisis. The novel strain of COVID-19 emerged from China and spread to other countries including Peru, Mexico, Argentina and Canada, the countries in which the Company operates. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, mandatory quarantines, global stock market volatility, operating and supply chain delays and disruptions, and a general reduction in consumer activity.

During the year ended December 31, 2020, our operations were negatively impacted by the spread of the COVID-19 pandemic. Operations at the San Jose Mine were suspended for 54 days in the second quarter as a result of a government mandated national quarantine in Mexico, and construction activities were temporarily suspended at the Lindero Mine on March 19, 2020 for a period of 60 days due to a government mandated period of national social isolation in Argentina. In response to a period of social isolation mandated by the Peruvian government in the first and second quarters of 2020, operations were able to continue at the Caylloma Mine, initially by drawing ore from the coarse ore stockpile during the first quarter, and as the stockpile decreased the mine was subsequently re-started in the second quarter using a reduced taskforce in compliance with applicable Peruvian Government requirements. However, operations were voluntarily suspended at the Caylloma Mine in the third quarter for 21 days to among other things sanitize and disinfect the mine and make infrastructure improvements to accommodate social distancing guidelines.

Even though the Company has and continues to implement business continuity measures to mitigate and reduce any potential impacts of COVID-19 on its business, operations, supply chain and financial condition, the spread of COVID-19 in the countries in which it operates could have a material adverse impact on: the Company’s workforce; production at the Caylloma Mine and the San Jose Mine, the pre-production, commissioning and the commencement of commercial production at the Lindero Mine; the continued operation of its mines and exploration projects; its ability to transport and sell concentrates and doré could likewise be restricted; any of which would have an effect on the Company’s financial condition.

Given the fast-changing situation with respect to the COVID-19 pandemic, including further waves of the virus and the emergence of variants of the virus, it is difficult to predict the exact nature and extent of the impact the pandemic may have on the Company and its business.  Until the number of cases and death rate start to flatten the curve and decline, and vaccines are readily available, there is no certainty that governments may not mandate another round of extreme measures, which could include the suspension of business activities, including mining, which would have an adverse impact on our business and operations.

In addition, COVID-19 has caused: volatility in commodity prices (including gold, silver, lead and zinc); volatility in the stock markets on which the Company’s Common Shares and Debentures are listed, and in the price of the Company’s securities. The continued adverse effects of the spread of COVID-19 if not contained, could impact the Company’s ability to raise capital or refinance the Company’s debt obligations in the future, which may have a material adverse effect on the business, operations and financial condition of Company.

The Company remains focused on ensuring the health and safety of the workforce and in continuing measures to prevent and manage transmission of COVID-19 amongst the workforce and the wider community. Despite these measures, there can be no assurance that such measures will be successful.

The Company faces intense competition.

The mining industry is intensely competitive in all of its phases. Much of the Company’s competition is from larger mining companies with greater liquidity, greater access to credit and other financial resources, and that may have newer or more efficient equipment, lower cost structures, more effective risk management policies and procedures and/or greater ability than the Company to withstand losses. The Company’s competitors may be able to respond more quickly to new laws, regulations or emerging technologies, or devote greater resources to the expansion of their operations, than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Competition could adversely affect the Company’s ability to acquire suitable new producing properties or properties for exploration and development in the future. Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company’s business, financial condition or results of operations.

Metal prices and the marketability of metals acquired or discovered by the Company may be affected by factors beyond the Company’s control.

The marketability of metals acquired or discovered by the Company may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, the global marketing conditions for precious and base metals, the proximity and capacity of milling facilities, metal markets and processing equipment and government regulations, including regulations relating to royalties, allowable production, importing and exporting metals and environmental protection.

The price of silver, gold or other metals fluctuates widely and is affected by numerous factors beyond the Company’s control, such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, the political and economic conditions of major metal-producing countries throughout the world, and the cost of substitutes, inventory levels and carrying charges.

The price of the Common Shares and the Company’s financial results and exploration, development and mining activities may in the future be significantly adversely affected by declines in the price of silver, gold or other metals. Declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. The continued exploration and development or commercial production from the Company’s properties may no longer be economically viable if serious price declines in the market value of silver, gold or other metals occur. Even if exploration, development or production is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed. Depending on the price of silver, gold and other metals, cash flow from mining operations may not be sufficient and the Company’s financial condition and results of operations may be adversely affected. The Company may lose its interest in, or may be forced to sell, some of its properties as a result. If any such circumstances occur, the price of the Common Shares may be significantly adversely affected.

The Company’s use of derivative contracts to protect against market volatility exposes the Company to risk of opportunity loss and mark to market fair value adjustments.

From time to time the Company may enter into price risk management contracts to protect against fluctuations in the prices of zinc, lead and other precious metals, and changes in the prices of fuel and other input costs. These contracts could include forward sales or purchase contracts, futures contracts, purchased or sold put and call options and other derivative instruments.

In December 2020 and February 2021, the Company entered into zero cost collar contracts on a total of 12,300 tonnes of expected zinc production for 2021 and a total of 6,237 tonnes of expected lead production for 2021 and 2022 after seeing prices recover from a volatile year for the prices of zinc and lead in 2020. The contracts are settled monthly. These contracts were entered into to provide for a minimum level of revenue from the sales of the covered zinc and lead produced at the Caylloma Mine in order to secure a level of certainty related to the Company’s cashflows. (Refer to note 31(d) - Management of Financial Risk - metal price risk - in the notes to the Audited Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2020).

In December 2020, the Company entered into zero cost collar contracts on a total of 720,000 gallons of heating oil and 1,680,000 gallons of jet fuel in each of 2021 and 2022 to protect against increases in the price of such commodities. The contracts are settled monthly.

The use of derivative instruments can expose the Company to risk of opportunity loss and may also result in significant mark-to-market fair value adjustments, which may have a material adverse effect on the Company’s financial results. The zinc and lead contracts have a ceiling of $2,900 per tonne on zinc and $2,125 per tonne on lead production. The price ceilings may be lower than the actual zinc and lead prices at the time of settlement under those contracts. On March 1, 2021, the closing prices of zinc and lead was $2,821 per tonne and $2,107 per tonne, respectively.

Similarly, if the price of heating oil falls below the floors of $1.40 per gallon and $1.520 per gallon in 2021 and 2022 respectively, and the floor of $1.30 per gallon and $1.438 per gallon for jet fuel in 2021 and 2022 respectively, the Company would pay to settle these contracts. On March 1, 2021, the closing prices of heating fuel and jet fuel were $1.82 per gallon and $1.78 per gallon respectively.

The Company may be adversely affected by operating expense exchange rate fluctuations.

The Company’s activities and operations in Mexico, Peru and Argentina make it subject to foreign currency fluctuations. Although the Company uses U.S. dollars as the currency for the presentation of its financial statements, the Company’s operating expenses are incurred in Mexican and Argentine Pesos and Peruvian Sol in proportions that will typically range between 30 percent and 45 percent of total expenses, depending on the country. The fluctuation of these currencies in relation to the U.S. dollar will consequently have an impact upon the profitability of the Company’s mineral properties and therefore its ability to continue to finance its exploration, development and operations. Such fluctuations may also affect the value of the Company’s assets and shareholders’ equity. Future exploration, development and operational plans may need to be altered or abandoned if actual exchange rates for these currencies are less than or more than the rates estimated in any such future plans. To date, the Company has not entered into any agreements or purchased any instruments to hedge possible currency risks. The Company cannot be sure that any hedging techniques it may implement in the future will be successful or that its business, financial condition, and results of operations will not be materially adversely affected by exchange rate fluctuations. During the year ended December 31, 2020, the Company recognized an unrealized foreign exchange loss of $12,635,000 related to the value added tax recoverable on the construction of the Lindero Mine. There can be no assurance that further losses will not be incurred.

Due to the volatility of the exchange rate for Argentine Peso, the Company is applying additional measures in cash management to minimize potential losses arising from the conversion of funds. There can be no assurance that the Company will be successful in its cash management measures. In addition, with the capital controls currently effect in Argentina, the Company is required to convert the equivalent value into Argentine Peso from the export sale of all gold doré from the Lindero Mine. In addition, the Company is required to obtain the prior consent of the Argentine Central Bank for the payment of cash dividends and distributions of profits out of Argentina. These capital controls are in effect until 2025. There can be no assurance that these capital controls will not have an adverse effect on the financial condition of the Company.

Tax Audits and Reassessments.

In the normal course of business, the Company is subject to assessment by taxation authorities in various jurisdictions. Any reassessment by applicable tax authorities of the Company’s tax filings and the continuation or timing of any such process is outside of the Company’s control. There is a risk that applicable tax authorities may audit the Company or its subsidiaries and issue a notice of reassessment for material amounts. In the event that applicable tax authorities issue one or more additional notices of reassessment for material amounts of tax, interest and penalties, the Company is prepared to vigorously defend its position. If the Company is unable to resolve any of these matters favourably, or if applicable tax authorities issue one or more additional notices of reassessment for material amounts of tax, interest and penalties, this could have a material and adverse effect on the Company’s business and its financial condition.

The Company is subject to credit risk through its VAT receivables

The Company is subject to credit risk through its VAT receivables in Mexico and Argentina that are collectible from the Mexican and Argentine governments, respectively. The balances are expected to be recoverable in full; however due to legislative rules and the complex collection processes, a significant portion of the asset is classified as non-current until government approvals of the respective recoveries are approved.

The 2018 Credit Facility contains financial covenants which the Company could fail to meet

Under the terms of the 2018 Credit Facility, the Company is required to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. There is no assurance that in the future the Company will continue to satisfy these covenants. Furthermore, a breach of these covenants, including a failure to meet the financial tests or ratios, would likely result in an event of default under the 2018 Credit Facility unless the Company is able to obtain a waiver or consent in respect of any such breach. The Company cannot provide an assurance that a waiver or consent would be granted. A breach of any of these covenants or the inability to comply with the required financial tests or ratios could result in a default under the 2018 Credit Facility. In the event of any default under the 2018 Credit Facility, the lenders could elect to declare all outstanding borrowings, together with accrued interest, fees and other amounts due thereunder, to be immediately due and payable, which may have a material adverse impact on the Company’s business, profitability or financial condition. In the event of a substantially further prolonged duration of COVID-19, or in the event that more rigorous capital controls are implemented in Argentina, the Company may be required to restructure the 2018 Credit Facility. There can be no assurance that the lenders will agree to such a request.

The Company may not be able to renew the 2018 Credit Facility on maturity

There is a risk that on maturity, the 2018 Credit Facility will not be extended on the same terms or at all and this may restrict the Company’s liquidity.

In the event that the 2018 Credit Facility is not extended before January 26, 2022, indebtedness under the 2018 Credit Facility will be repayable at that time. If we are unable to refinance the 2018 Credit Facility on commercially reasonable terms or at all, and cannot repay in full all amounts owing under our 2018 Credit Facility, our lenders could proceed to foreclose or otherwise realize upon the collateral granted to them to secure the indebtedness.

The Company is subject to fluctuating concentrate treatment charges and transportation costs.

The Company has entered into agreements to sell its concentrate production from the Caylloma Mine and the San Jose Mine for 2021.  Treatment charges have shown a decrease from 2020 to 2021 while refining charges for 2021 have remained similar to those established for 2020.  There is no assurance that the Company will be able to enter into smelting and refining contracts at similar competitive terms beyond 2021.  The cost of transporting concentrate from the mines to off-takers is dependent on, among other things, the concentrate destination.  Transportation-related costs have been stable over the last several years, but that could change due to a number of factors, including changes in the price of oil or a shortage in shipping availability.  Increases in these rates would have an adverse impact on the Company’s results of operations and financial condition.

The Company may not have reserved sufficient monies to cover the costs associated with reclamation.

Land reclamation requirements are generally imposed on companies with mineral exploration, development and operations activity in order to minimize long-term effects of land disturbance. Reclamation may include requirements to treat ground and surface water to drinking water standards, control dispersion of potentially deleterious effluent and reasonably re-establish pre-disturbance land forms and vegetation.  In order to carry out reclamation obligations imposed on the Company in connection with exploration, development and production activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs. The actual costs of reclamation and mine closure are uncertain and planned expenditures may differ from the actual expenditures required. There is a risk that monies allotted for land reclamation may not be sufficient to cover all risks, due to changes in the nature of the waste rock or tailings and/or revisions to government regulations.  Therefore, additional funds, or reclamation bonds or other forms of financial assurance, may be required over the tenure of any of the Company's projects to cover potential risks.  These additional costs may have material adverse impact on the Company’s business, financial condition and results of operations.

The Company is dependent upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration.

The Company’s information technology systems used in its operations are subject to disruption, damage or failure from a variety of sources including without limitation, computer viruses, security breaches, cyberattacks, natural disasters and defects in design. Cybersecurity incidents, in particular, are evolving and include, but are not limited to, malicious software, attempts to gain unauthorize access to data or machines and equipment, and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information, the corruption of data or the disabling, misuse or malfunction or machines and equipment. Various measures have been implemented to manage the Company’s risks related to information technology systems and network disruptions. However, given the unpredictability of the timing, nature and scope of information or operational technology disruptions, the Company could potentially be subject to production downtimes, operational delays, operating accidents, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, other manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which would have a material and adverse effect on the Company’s business, financial condition or results of operations.

The Company could also be adversely affected by system or network disruptions if new or upgraded information technology systems are defective, not installed properly or not properly integrated into operations. Various measures have been implemented to manage the risks related to the system implementation and modification, but system modification failures could have a material and adverse effect on the Company’s business, financial condition or results of operations.

Climate Change Legislation.

Governments are introducing climate change legislation and treaties at the international, national, and local levels. Regulation relating to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. If the current regulatory trend continues, this may result in increased costs at some of our operations. The physical risks of climate change may also adversely impact the Company’s operations. These risks may include extreme weather events, resource shortages, changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures.

Risks Relating to the Common Shares

The market price of the Company’s Common Shares and Debentures is volatile.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many mining companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the price of the Common Shares on the Toronto Stock Exchange (the “TSX”) and New York Stock Exchange (the “NYSE”) fluctuated significantly during the past year. Additionally, the price of the Debentures on the TSX has fluctuated significantly since being listed for trading in October 2019. There can be no assurance that continual fluctuations in price will not occur.

There are many factors that may influence such volatility. Macroeconomic conditions in North America, Peru, Mexico or Argentina and changes in the laws and regulations of these regions may have a negative effect on the development prospects, timelines or relationships for the Company’s properties. Negative changes in the public's perception of the Company’s prospects or of mining companies in general could cause the price of the Company’s securities, including the price of the Common Shares and Debentures, to decrease dramatically. The price of the Common Shares and Debentures is also likely to be affected by short-term changes in precious metal prices or other mineral prices, currency exchange fluctuations, the Company’s financial condition or results of operations and the extent of research analyst coverage of its securities.

Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Shareholders may suffer dilution as a result of future offerings of the Common Shares or securities convertible into Common Shares.

The Company may sell equity securities in future offerings (including through the sale of securities convertible into equity securities) and may issue additional equity securities to finance operations, exploration, development, acquisitions or other projects. The Company may also issue Common Shares as a result of exercises of the Company’s outstanding stock options, or the vesting of the Company's outstanding share units or as a result of the conversion of the Company’s Debentures. Any such convertible securities are more likely to be exercised when the market price of the Company’s Common Shares exceeds the exercise price of such instruments. The Company cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities. The Board has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, shareholders. It is likely that the Company will issue additional securities to provide capital to fund expected expenditures and growth. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in potentially substantial dilution to shareholders.

The market price of the Common Shares and Debentures could decline as a result of future issuances or sales of the Company’s securities, which could result in insufficient liquidity.

The market price of the Common Shares and Debentures could decline as a result of issuances of securities by the Company or sales by its existing shareholders of Common Shares or Debentures in the market, or the perception that these sales could occur. The issuance of Common Shares upon the exercise of the Company's outstanding stock options and Common Share purchase warrants or the vesting of the Company’s outstanding share units may also reduce the market price of the Common Shares. Additional Common Shares, Debentures, stock options, Common Share purchase warrants and share units may be issued in the future. A decrease in the market price of the Common Shares could adversely affect the liquidity of the Common Shares on the TSX and the NYSE. Additionally, a decrease in the market price of the Debentures could adversely affect the liquidity of the Common Shares on the TSX. The Company’s shareholders may be unable, as a result, to sell significant quantities of the Common Shares or Debentures into the public trading markets. The Company may not, as a result, have sufficient liquidity to meet the continued listing requirements of the TSX and the NYSE. Sales of the Common Shares or Debentures by shareholders might also make it more difficult for the Company to sell equity or debt securities at a time and price that it deems appropriate, which may have a material adverse effect on the Company’s business, financial conditions and results of operations.

The Company has never paid, and does not currently anticipate paying, dividends.

The Company has paid no dividends on the Common Shares since incorporation and does not anticipate paying dividends in the immediate future. The payment of future dividends, if any, will be reviewed periodically by the Board and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund its commercial activities, development and growth, and other factors that the Board may consider appropriate in the circumstances.

Risks related to the Debentures of the Company.

The terms of the Debentures are governed by the terms and conditions set out in the Debenture indenture between the Company and Computershare Trust Company of Canada entered into on October 2, 2019 (the “Indenture”). The Indenture provides, among other things, for the repurchase, conversion and redemption of the Debentures in certain circumstances and the Company agrees to certain restrictive and affirmative covenants which are set out in the Indenture. Under the terms of the Indenture, there is a risk that the Company may choose to redeem the outstanding Debentures for Common Shares or to repay outstanding principal amounts thereunder at maturity of the Debentures by issuing additional Common Shares. Additionally, the Debentures are subordinate to all senior indebtedness of the Company. If the Company becomes bankrupt, liquidates its assets, reorganizes or enters into certain other transactions, the Company will be able to pay its obligations with respect to the Debentures only after it has paid senior indebtedness and any other secured indebtedness in full. There may be insufficient assets remaining following such payments to pay amounts due on any or all of the Debentures then outstanding. The Indenture does not restrict the Company from incurring additional indebtedness for borrowed money or otherwise from mortgaging, pledging or charging its real or personal property or properties to secure any indebtedness or other financing. A holder of a Debenture will be subject to such terms and conditions, as further described in the Indenture. A full copy of the Indenture is available under the Company’s issuer profile at www.sedar.com.

U.S. investors may find it difficult to enforce U.S. judgments against the Company.

The Company is incorporated under the laws of British Columbia, Canada and the majority of the Company’s directors and officers are not residents of the United States. Because all or a substantial portion of the Company’s assets and the assets of these persons are located outside of the United States, it may be difficult for U.S. investors to effect service of process within the United States upon the Company or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Material Mineral Properties

The Company has three 100 percent owned material mineral projects, described below. The Company filed an updated technical report on the Lindero Mine in 2017 and on each of the San Jose Mine and the Caylloma Mine in 2019, each of which is incorporated by reference into this AIF. The executive summary of each report is set out below.

Caylloma Mine, Peru

The following is the Summary from the technical report (the “Caylloma Technical Report”) entitled “Fortuna Silver Mines Inc.: Caylloma Mine, Caylloma District, Peru” with an effective date of March 8, 2019 prepared by Eric Chapman, P.Geo. and Amri Sinuhaji, P.Eng. This Summary is subject to certain assumptions, qualifications and procedures described in the Caylloma Technical Report and is qualified in its entirety by the full text of the Caylloma Technical Report which is available for viewing on SEDAR at www.sedar.com and is incorporated by reference in this AIF, and is also filed with the SEC on EDGAR (available at www.sec.gov). Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Caylloma Technical Report.

1.	Introduction

This Technical Report (the Report) on the Caylloma Mine in the Caylloma District, Peru, has been prepared by Mr Eric Chapman, P.Geo, and Mr Amri Sinuhaji, P.Eng. for Fortuna Silver Mines Inc. (Fortuna) in accordance with the disclosure requirements of Canadian National Instrument 43-101 (NI 43-101). The Report discloses updated Mineral Resource and Mineral Reserve estimates for the mine.

2.	Property description, location and ownership

The Caylloma Mine is located in the Puna region of Peru at an altitude of between 4,300 and 5,000 meters above sea level (masl). Surface topography is generally steep with vegetation being primarily comprised of grasses and small shrubs common at high altitudes. The mine facilities are located at approximately 4,300 masl.

Access to the Caylloma Mine is by a combination of sealed and gravel road. The mine is located 225 road kilometers from Arequipa, a city of approximately a million people that includes an international airport, and requires a trip of approximately 5 hours by vehicle. Access is available to all concessions via a network of unsealed roads.

The Caylloma Mine is an operating underground mine located in the Caylloma Mining District 14 km northwest of the town of Caylloma at the UTM grid location of 8192263E, 8321387N, (WGS84, UTM Zone 19S).

The underground mine is operated by Compania Minera Bateas S.A.C. (Bateas), a Peruvian subsidiary 100 % owned by Fortuna. The operation has infrastructure consisting primarily of the concentration plant, electrical power station, water storage facilities, tailings facilities, stockpiles, and workshop facilities, all connected by unsealed roads. Additional structures located at the mine include offices, dining hall, laboratory, core logging and core storage warehouses.

The property comprises mining concessions; surface rights; a permitted 1,500 tonnes per day (tpd) flotation plant; connection to the national electric power grid; as well as permits for the infrastructure necessary to sustain mining operations.

The Caylloma Mine consists of mineral rights for 66 mining concessions for a total surface area of 34,472 hectares (ha).

Bateas has signed 21 surface rights or easement contracts covering a total of 3,529.89 ha with land owners to cover the surface area needed for the operation and tailings facilities.

3.	History

The earliest documented mining activity in the Caylloma District dates back to that of Spanish miners in 1620. English miners carried out activities in the late 1800s and early 1900s. Numerous companies have been involved in mining the district of Caylloma but limited records are available to detail these activities.

The Caylloma Mine was acquired by Compania Minera Arcata S.A. (CMA), a wholly owned subsidiary of Hochschild Mining plc in 1981. Fortuna acquired the mine from CMA in 2005.

CMA focused exploration on identifying high-grade silver vein structures. Exploration was concentrated in the northern portion of the district and focused on veins including Bateas, El Toro, Paralela, San Pedro, San Cristobal, San Carlos, Don Luis, La Plata, and Apostles.

Production prior to 2005 came primarily from the San Cristobal vein, as well as from the Bateas, Santa Catalina and the northern silver veins (including Paralela, San Pedro, and San Carlos) with production focused on silver ores and no payable credits for base metals. While under CMA management production parameters fluctuated during the late 1990s, as reserves were depleted. Owing to low metal prices, funds were not available to develop the Mineral Resources at depth or extend along the strike of the veins. Ultimately this resulted in production being halted in 2002.

Production under Bateas management focused on the development of polymetallic veins producing lead and zinc concentrates with silver and gold credits. Total production since October 2006 through December 31, 2018 is estimated as 18.1 Moz of silver, 23 koz of gold, 117 kt of lead, and 163 kt of zinc.

4.	Geology and mineralization

The mine is within the historical mining district of Caylloma, northwest of the Caylloma caldera complex and southwest of the Chonta caldera complex. Host rocks at the Caylloma Mine are volcanic in nature, belonging to the Tacaza Group. Mineralization is in the form of low to intermediate sulfidation epithermal vein systems.

Epithermal veins at the Caylloma Mine are characterized by minerals such as pyrite, sphalerite, galena, chalcopyrite, marcasite, native gold, stibnite, argentopyrite, and silver-bearing sulfosalts (tetrahedrite, polybasite, pyrargyrite, stephanite, stromeyerite, jalpite, miargyrite and bournonite). These are accompanied by gangue minerals, such as quartz, rhodonite, rhodochrosite, johannsenite (manganese-pyroxene) and calcite.

There are two different types of mineralization at Caylloma; the first is comprised of silver-rich veins with low concentrations of base metals and includes the Bateas, Bateas Techo, La Plata, Cimoide La Plata, San Cristobal, San Pedro, San Carlos, Paralela, and Ramal Paralela veins. The second type of vein is polymetallic in nature with elevated lead, zinc, copper, silver and gold grades and includes the Animas, Animas NE, Santa Catalina, Soledad, Silvia, Pilar, Patricia, and Nancy veins.

Underground operations are presently focused on mining the Animas and Animas NE veins.

5.	Exploration, drilling, and sampling

CMA implemented a series of exploration programs to complement their mining activities prior to the closure of the operation in 2002. There is no reliable information available to detail the exploration conducted by CMA at the Caylloma Mine. Bateas were able to recover and validate information on 47 diamond drill holes totaling 8,177.67 m drilled by CMA between 1981 and 2003 at the Caylloma Mine.

Since Fortuna took ownership of the property in 2005 the principal exploration conducted at the deposit has been surface and underground drilling, to explore the numerous vein structures identified through surface mapping or geophysical surveys conducted by Bateas, or for infill purposes to increase the confidence level of the Mineral Resource estimates.

As of August 31, 2018, Bateas had completed 1,296 drill holes on the Caylloma Mine totaling 225,361.80 m since the company took ownership in 2005 and represents all data compiled as of the data cut-off date used for Mineral Resource estimation. All holes are diamond drill holes and include 544 from the surface totaling 151,774.55 m, and 752 from underground totaling 73,587.25 m. It is important to note that not all the holes presented encountered mineralization and only drill holes in areas where reasonable geological continuity of mineralized structures could be established were used in defining and ultimately estimating Mineral Resources.

Bateas has used a number of different drilling contractors to carry out exploration and definition drilling since it took ownership of the mine in 2005. Both HQ (63.5 mm) and NQ (47.6 mm) diameter core were obtained, depending on the depth of the hole. Ground conditions are generally good with core recovery averaging 94%.

Proposed surface drill hole collar coordinates, azimuths and inclinations were designed based on the known orientation of the veins and the planned depth of vein intersection using geological plan maps and sections as a guide. Once the coordinates have been determined, the location of the collar is located in the field using differential global positioning system (GPS) instruments. The drill pad is then prepared at this marked location. Upon completion of the drill hole, a survey of the collar is performed using Total Station equipment, with results reported in the collar coordinates using reference Datum WGS84, UTM Zone 19S.

The geologist in charge of drilling is responsible for orienting the azimuth and inclination of the hole at the collar using a compass clinometer. Downhole surveys are completed by the drilling contractor using survey equipment such as a Flexit or Reflex tool at approximately 50 m intervals for all surface drill holes and for underground drill holes greater than 100 m in length. Bateas assesses the downhole survey measurements as a component of the data validation.

Drill holes are typically drilled on sections spaced 40 to 60 m apart along the strike of the vein with surface drilling focusing on exploring the extents of the Animas, Bateas and Nancy veins and underground drilling used for a mix of exploration and Mineral Resource and Mineral Reserve definition. The extent of drilling varies for each vein with those having the greatest coverage having drill holes extending over 4,000 m of the vein’s strike length (Animas), to exploration prospects having only a few drill holes extending over 50 m (Antimonio).

The relationship between the sample intercept lengths and the true width of the mineralization varies in relation to the intersect angle between the steeply-dipping zone of mineralized veins and the inclined nature of the diamond core holes. Calculated estimated true widths (ETWs) are always reported together with actual sample lengths by taking into account the angle of intersection between drill hole and the mineralized structure.

In 2018 all logging became digital, being incorporated daily into the Maxwell DataShed database system. Data were recorded initially with Excel templates, and later with the Maxwell LogChief application using essentially the same structure. Both input methods used pick-lists and data validation rules to ensure consistency between loggers. Separate pages were designed to capture, lithology, alteration, veins, sulfide-oxide zones, minerals, structure (contacts, fractures, veins, and faults with attitudes to core axis), magnetic susceptibility, and special data (samples collected for geochemistry, thin section examinations, the core library, density, etc.). Intensity of alteration phases was recorded using a numeric 1 to 4 scale (weak, moderate, strong, very strong); abundance of veins and most other minerals were estimated in volume percent.

Geotechnical logging is conducted prior to cutting of the core and involves the collection of drill core recovery and rock-quality designation (RQD) data. Information is recorded in the field using the Maxwell LogChief application.

The sampling methodology, preparation, and analyses differ depending on whether it is drill core or a channel sample. All samples are collected by geological staff of Bateas with sample preparation and analysis being conducted either at the onsite Bateas Laboratory or transported to the ALS Global preparation facility in Arequipa prior to being sent on for analysis at their laboratory in Lima.

The Bateas laboratory operated by Bateas is not independent and does not hold an international recognized accreditation.

ALS Global is an independent, privately-owned analytical laboratory group. The preparation laboratory in Arequipa and the analytical laboratory in Lima are supported by a Quality Management System (QMS) framework which is designed to highlight data inconsistencies sufficiently early in the process to enable corrective action to be taken in time to meet reporting deadlines. The QMS framework follows the most appropriate ISO Standard for the service at hand i.e. ISO 9001:2015 for survey/inspection activity and ISO 17025:2005 UKAS ref 4028 for laboratory analysis.

Channel samples are collected from the backs of underground workings. The entire process is carried out under the geology department’s supervision. Sampling is carried out at 2 m intervals within the drifts of all veins and 3 m intervals in stopes (except for Bateas and Soledad, where due to the thickness of the vein, sampling is carried out every 2 m in stopes). The channel lengths and orientations are identified using paint in the underground working and by painting the channel number on the footwall. The channel is between 20 cm to 30 cm wide and approximately 2 cm deep, with each individual sample being no longer than 1.5 m.

Drill core is laid out for sampling and logging at the core logging facility at the camp. Sample intervals are marked on the core and depths recorded on the appropriate box. A geologist is responsible for determining and marking the drill core intervals to be sampled, selecting them based on geological and structural logging. The sample length must not exceed 1.2 m or be less than 30 cm.

The elements of silver, copper, lead and zinc are assayed using either; atomic absorption (AA); inductively coupled plasma atomic emission spectroscopy (ICP-AES); or for high lead and zinc grades volumetric/titration techniques (VOL); or for high silver grades gravimetric techniques (GRAV) depending on the laboratory and assay value. Assay results and certificates are reported electronically by e-mail.

Bulk density samples have been primarily sourced from drill core with a limited number being sampled from underground workings. Bulk density measurements are performed at the ALS Global Laboratory in Lima using the OA-GRA09A methodology.

Sample collection and transportation of drill core and channel samples is the responsibility of Brownfields exploration and the Bateas mine geology departments and must follow strict security and chain of custody requirements established by Fortuna. Samples are retained in accordance with the Fortuna corporate sample retention policy.

Implementation of a quality assurance/quality control (QAQC) program is current industry best practice and involves establishing appropriate procedures and the routine insertion of certified reference material (CRMs), blanks, and duplicates to monitor the sampling, sample preparation and analytical process. Fortuna implemented a full QAQC program to monitor the sampling, sample preparation and analytical process for all drilling campaigns in accordance with its companywide procedures. The program involved the routine insertion of CRMs, blanks, and duplicates. Evaluation of the QAQC data indicate that the data are sufficiently accurate and precise to support Mineral Resource estimation.

6.	Data verification

Bateas staff follow a stringent set of procedures for data storage and validation, performing verification of data on a monthly basis. The operation employs a Database Administrator who is responsible for overseeing data entry, verification and database maintenance. A separate Database Auditor is responsible for performing a detailed independent review of the database on a quarterly basis and submitting a report to Fortuna management detailing the findings. Any issues identified are immediately resolved by the administrator.

Data used for Mineral Resource estimation are stored in Maxwell GeoService’s commercial SQL database system (DataShed), storing both mine related data (including channel samples) and drilling related results (exploration and infill drilling).

Data was transferred from an inhouse SQL database system to DataShed by early 2018 with the support of Maxwell personnel. Both databases were run in tandem until a full verification process had been completed to prove parity between the systems, at which point the original database was archived.

As a component of the 2018 Mineral Resource estimate, a preliminary validation of the Bateas database was performed by the Database Administrator in June 2018. The database has a series of automated import, export, and validation tools to minimize potential errors. Any inconsistencies identified were corrected during the analysis with the database then being handed over for final QP review on August 31, 2018 in Microsoft Access format.

In addition, data verification by the QP was also conducted through the inspection of selected drill core to assess the nature of the mineralization and to confirm geological descriptions as well as the inspection of geology and mineralization in underground workings of the Bateas, Animas/Animas NE, and Nancy veins.

A series of plan and cross sections were generated displaying the lithologic and mineralization interpretation by the Bateas geology and exploration departments and reviewed by the QP’s of Fortuna.

The QP is of the opinion that the data verification programs performed on the data collected by Bateas are adequate to support the geological interpretations, the analytical and database quality, and Mineral Resource estimation at the Caylloma Mine.

7.	Mineral processing and metallurgical testing

The Caylloma Mine has an extensive body of metallurgical investigation focused primarily on testwork conducted while treating ore at the operation since 2006. In the opinion of the QP, the Caylloma metallurgical samples tested and the ore that is presently treated in the plant is representative of the orebody as a whole in respect to grade and metallurgical response. Differences between vein systems are minimal with regard to recovery.

Metallurgical recovery values forecast in the LOM for sulfide material average 84 % for silver, 17 % for gold, 91 % for lead, and 90 % for zinc with the exception of the Ramal Piso Carolina vein that forecasts a metallurgical recovery rate of 75 % for Au.      Metallurgical recovery is forecast for zinc oxide material to average 57 % for silver, 17 % for gold, 57 % for lead, and 35 % for zinc.

Until 2012 ore identified as containing high zinc oxide content was classified as not amenable for flotation. Laboratory and plant tests conducted since 2013 include metallurgical testing of material from the different levels of the Animas vein. The main conclusion was that zinc oxide contents greater than 0.20 % within the ore were related to lower metallurgical recoveries. In order to include this type of ore without affecting the metallurgical recoveries blending has to be performed to limit the high zinc oxide ore content to no more than 5 % of the feed to the plant.

Beyond the loss in metallurgical recovery related to elevated zinc oxide material, as described above, there are no additional deleterious elements that require special treatment in the plant as of the effective date of this Report.

8.	Mineral Resources

The 2018 Mineral Resource update has relied on channel and drill hole sample information obtained by Bateas since 2005. Mineralized domains identifying potentially economically extractable material were modeled for each vein and used to code drill holes and channel samples for geostatistical analysis, block modeling and grade interpolation by ordinary kriging or inverse distance weighting.

Net smelter return (NSR) values for each mining block take into account expected commercial terms, the average metallurgical recovery, the average grade in concentrate and long term projected metal prices. Mineral Resources take into account operational costs and have been reported above a US$ 50/t NSR cut-off value for veins wider than two meters and amenable to extraction by semi-mechanized mining methods (Animas, Animas NE, Nancy, and San Cristobal veins); or above a US$ 135/t NSR cut-off value for veins narrower than two meters regarded as amenable to conventional mining methods (all other veins).

Resource confidence classification considers a number of aspects affecting confidence in the resource estimation including; geological continuity and complexity; data density and orientation; data accuracy and precision; and grade continuity. Mineral Resources are categorized as Measured, Indicated or Inferred. The criteria used for classification includes the number of samples, spatial distribution, distance to block centroid, kriging efficiency (KE) and slope of regression (ZZ).

Mineral Resources exclusive of Mineral Reserves for the Caylloma Mine are reported as of December 31, 2018 and detailed in Table 1.1.

Table 1.1 Mineral Resources as of December 31, 2018

Category	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Contained Metal
						Ag (Moz)	Au (koz)	Pb (kt)	Zn (kt)
Measured	524	73	0.32	1.16	2.23	1.2	5	6	12
Indicated	1,633	77	0.29	1.23	2.25	4.1	15	20	37
Measured + Indicated	2,157	76	0.30	1.22	2.24	5.3	21	26	48
Inferred	5,354	102	0.32	2.40	3.83	17.6	56	129	205

Notes on Mineral Resources

•	Mineral Resources are as defined by the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves

•	Mineral Resources are exclusive of Mineral Reserves

•	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability

•	Mineral Resources are estimated as of August 31, 2018 and reported as of December 31, 2018 taking into account production related depletion for the period through December 31, 2018

•	Mineral Resources are reported above an NSR cut-off grade of US$ 50/t for wide veins and US$ 135/t for narrow veins based on actual operational costs

•	Metal prices used in the NSR evaluation are US$ 18.25/oz for silver, US$ 1,320/oz for gold, US$ 2,270/t for lead and US$ 2,750/t for zinc

•	Metallurgical recovery values used in the NSR evaluation of sulfide material are 84 % for silver, 17 % for gold, 91 % for lead, and 90 % for zinc with the exception of the Ramal Piso Carolina vein that uses metallurgical recovery rates of 75 % for Au

•	Metallurgical recovery values used in the NSR evaluation of zinc oxide material are 57 % for silver, 17 % for gold, 57 % for lead, and 35 % for zinc

•	Mining, processing and administrative costs used to determine NSR cut-off values were estimated based on first half of 2018 actual operating costs

•	Eric Chapman, P.Geo. (APEGBC #36328) is the Qualified Person for resources being an employee of Fortuna Silver Mines Inc.

•	Tonnes are rounded to the nearest thousand

•	Totals may not add due to rounding

Factors that may affect the estimates include metal price and exchange rate assumptions; changes to the assumptions used to generate the cut-off grade; changes in local interpretations of mineralization geometry and continuity of mineralized zones; changes to geological and mineralization shape and geological and grade continuity assumptions; variations in density and domain assignments; geometallurgical assumptions; changes to geotechnical, mining, dilution, and metallurgical recovery assumptions; change to the input and design parameter assumptions that pertain to the conceptual stope designs constraining the estimates; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environment and other regulatory permits, and maintain the social license to operate.

There are no other known environmental, legal, title, taxation, socioeconomic, marketing, political or other relevant factors that would materially affect the estimation of Mineral Resources or Mineral Reserves that are not discussed in this Report.

9.	Mineral Reserves

Mineral Reserve estimates follow standard industry practices, considering only Measured and Indicated Mineral Resources as only these categories have sufficient geological confidence to be considered Mineral Reserves (CIM, 2014). Subject to the application of modifying factors, Measured Resources may become Proven Reserves and Indicated Resources may become Probable Reserves. Mineral Reserves are reconciled quarterly against production to validate dilution and recovery factors.

Mineral Reserve estimates for the Caylloma Mine are reported as of December 31, 2018 and detailed in Table 1.2.

Table 1.2 Mineral Reserves as of December 31, 2018

Category	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Contained Metal
						Ag (Moz)	Au (koz)	Pb (kt)	Zn (kt)
Proven	149	85	0.26	2.09	3.23	0.4	1	3	5
Probable	2,477	77	0.18	2.12	3.71	6.1	14	52	92
Proven +Probable	2,626	77	0.18	2.11	3.69	6.5	15	56	97

Notes on Mineral Reserves

•	Mineral Reserves are as defined by the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves

•	Mineral Reserves are estimated as of August 31, 2018 and reported as of December 31, 2018 taking into account production related depletion for the period through December 31, 2018

•	Mineral Reserves are reported above NSR breakeven cut-off values based on the proposed mining method for extraction including; mechanized (breasting) at US$ 82.90/t; mechanized (enhanced) at US$ 70.30/t; semi-mechanized at US$ 93.10/t; and conventional at US$ 173.70/t

•	Metal prices used in the NSR evaluation are US$ 18.25/oz for silver, US$ 1,320/oz for gold, US$ 2,270/t for lead, and US$ 2,750/t for zinc

•	Metallurgical recovery values used in the NSR evaluation of sulfide material are 84 % for silver, 17 % for gold, 91 % for lead, and 90 % for zinc with the exception of the Ramal Piso Carolina vein that uses metallurgical recovery rates of 75 % for Au

•	Metallurgical recovery values used in the NSR evaluation of zinc oxide material are 57 % for silver, 17 % for gold, 57 % for lead, and 35 % for zinc

•	Mining, processing and administrative costs used to determine NSR cut-off values were estimated based on first half of 2018 actual operating costs

•	Mining recovery is estimated to average 92 % with mining dilution ranging from 10 % to 40 % depending on the mining methodology

•	Amri Sinuhaji, P.Eng (APEGBC #48305) is the Qualified Person for reserves being an employee of Fortuna Silver Mines Inc.

•	Tonnes are rounded to the nearest thousand

•	Totals may not add due to rounding

10.	Mining methods

The mining method employed at the Caylloma Mine is cut-and-fill which is commonly used in the mining of steeply-dipping orebodies in stable rock masses. Cut-and-fill is a bottom up mining method that consists of removing ore in horizontal slices, starting from a bottom undercut and advancing upwards. The operation bases its mining plan on a mix of mechanized, semi-mechanized, and conventional extraction methods based on vein width and rock quality.

The mining production period extends from 2019 to 2023, almost 5 years. At full production the planned mining rate is 1,500 tpd (535,500 tonnes per annum). Planned LOM ore production is 2.63 Mt at an average silver grade of 77 g/t, gold grade of 0.18 g/t, lead grade of 2.11%, and zinc grade of 3.69%.

The QP is of the opinion that:

•	The mining method being used is appropriate for the deposit being mined. The underground mine design, stockpiles, tailings facilities, and equipment fleet selection are appropriate for the operation

•	The mobile equipment fleet presented is based on the actual mining operations, which is known to achieve the production targets set out in the LOM

•	The mine plan method is based on standard industry practices and has been employed at the operation for the previous seven years, and presents low risk

•	Inferred Resources are not included in the mine plan

•	All mine infrastructure and supporting facilities meet the needs of the current mine plan and production rate

11.	Recovery methods

The current process plant design is split into four principal stages including; crushing; milling; flotation; and thickening, filtering and shipping.

The QP considers process requirements to be well understood, and consistent based on the actual observed conditions in the operating plant. There is no indication that the characteristics of the material being mined will change and therefore the recovery assumptions applied for future mining are considered as reasonable for the LOM.

12.	Project infrastructure

All mine and process infrastructure and supporting facilities are in place at the operation with an increase in tailings storage facility and designation of underground waste disposal area only required to meet the needs of the mine plan and production rate. The QPs note that:

•	The Caylloma Mine is located 225 km, or 5 hours by road from the city of Arequipa, the main service center for the operation, with good year-round access

•	The mine site infrastructure has a footprint of 91.12 ha associated with the Huayllacho beneficiation concession

•	An expansion to the tailings facility was completed in January 2019, with a second phase planned for construction in 2021, providing sufficient capacity for the LOM

•	Power demand on the mine site is 5.5 MW provided mainly (96%) through the national power grid and two diesel generators on site to cover the shortfall and provide backup

•	Water demand at the Caylloma Mine is 60 l/s, including 10 l/s for the camp. Approximately 70 % of the processing plant total water consumption is recovered from tailings facility N° 3 with the other 30 % from fresh water provided by the Santiago River

•	All process buildings, offices, and camp facilities for operating the mine have been constructed

13.	Market studies and contracts

Since the operation commenced production in October 2006 a corporate decision was made to sell the concentrate on the open market. In order to get the best commercial terms for the concentrates, it is Fortuna’s policy to sign contracts for periods no longer than one year. All commercial terms entered between the buyer and Bateas are regarded as confidential, but are considered to be within standard industry norms.

The QP has reviewed the information provided by Fortuna on marketing, contracts, metal price projections and exchange rate forecasts and notes that the information provided support the assumptions used in this Report and are consistent with the source documents, and that the information is consistent with what is publicly available within industry norms.

14.	Environmental studies and permitting

The mining operation has been developed under strict compliance of norms and permits required by public institutions associated with the mining sector. Furthermore, all work follows quality and safety international norms as set out in ISO 14001 and OHSAS 18000.

In addition to these norms and permits obtained from the environmental department, the operation also ensures all environmental activities are regularly monitored and recorded as part of the quality control measures that are presented to the Ministry of Energy and Mining (MEM) and other legal regulatory organizations.

Of particular importance is monitoring of the quality of river water in the area. This activity involves monitoring the Santiago River, being the main river that passes through the property, employing people from the local communities to verify the results.

Bateas has a very strong commitment to the development of neighboring communities of the Caylloma Mine. In this respect, Bateas is committed to sustainable projects, direct support and partnerships that build company engagement in local communities while respecting local values, customs and traditions. The company aims to develop projects or programs based on respect for ethno-cultural diversity, open communication and effective interaction with local stakeholders that improve education, health and infrastructure.

Mine closure is also included in the environmental program. For 2019 a total of US$ 655,000 has been budgeted for the ongoing closure plan and environmental liabilities. The closure plan is performed to ensure compliance with the programs and plans submitted to the MEM. Budgeted mine closure costs for the LOM total US$ 11.3 million.

15.	Capital and operating costs

Capital and operating cost estimates are based on established cost experience gained from current operations, projected budget data and quotes from manufacturers and suppliers.

The capital and operating cost provisions for the LOM plan that supports Mineral Reserves have been reviewed. The basis for the estimates is appropriate for the known mineralization; mining and production schedules; marketing plans; and equipment replacement and maintenance requirements.

The QP considers the capital and operating costs estimated for the Caylloma Mine as reasonable based on industry-standard practices and actual costs observed for 2018.

16.	Economic analysis

Fortuna is using the provision for producing issuers, whereby producing issuers may exclude the information required under Item 22 for technical reports on properties currently in production and where no material production expansion is planned.

Mineral Reserve declaration is supported by a positive cashflow for the period set out in the LOM based on the assumptions detailed in this Report.

17.	Conclusions, risks, and opportunities

This Report represents the most accurate interpretation of the Mineral Reserve and Mineral Resource available as of the effective date of this report. The conversion of Mineral Resources to Mineral Reserves was undertaken using industry-recognized methods, and estimated operational costs, capital costs, and plant performance data. Thus, it is considered to be representative of future operational conditions. This Report has been prepared with the latest information regarding environmental and closure cost requirements.

A number of opportunities and risks were identified by the QPs during the evaluation of the Caylloma Mine.

Opportunities include:

•	Reduction in backfill costs through the optimization of the backfilling methodology in order to improve mining productivity by reducing work cycle times

•	Reduction in mining costs via improvements in the underground communication system which would allow for faster and more efficient decision making, improve logistical coordination, and reduce downtime, hence improve overall mining productivity

•	Reduction in overall pumping costs through improvements to the mine dewatering system resulting in reduced power consumption and maintenance requirements

•	Potential to expand current resources through exploration of the Animas NE vein with mineralization remaining open to the northeast and at depth

Risks include:

•	Bateas management occasionally receives requests from local authorities and/or civil organizations regarding unrealistic social expectations. Bateas are mitigating the risk of conflict regarding these demands by working with local authorities, land owners, and communities to address expectation levels and to take requests into account in preparing its annual community relations work program and budget

18.	Recommendations

Recommendations for the next phase of work have been broken into those related to ongoing exploration activities and those related to additional technical and operational studies. Recommended work programs are independent of each other and can be conducted concurrently. The exploration phase is estimated to cost US$ 521,000 with additional technical studies estimated to cost US$ 280,000.

i)	Exploration

•	Exploration. It is recommended that Bateas continue surface mapping and TerraSpec analysis of key areas of interest including Animas, Antacollo, and Antimonio to identify potential future drill targets. The budgeted cost of the surface mapping activities for 2019 is US$ 36,000 (excluding personnel costs).

•	Delineation (infill) drilling. Bateas is planning to continue the delineation drilling from underground in 2019 focusing on the junction between the Animas and Animas NE vein at depth. A total of 3,830 m of drilling and 55 m of development drift is planned at a budgeted total cost of US$ 480,000.

•	Bulk density determination. It is recommended that the number of bulk density measurements by increased in veins that lack sufficient values for meaningful statistical analysis. In addition to this it is also recommended that a study be performed to improve the understanding of bulk density in the deposit. If a correlation between density and mineralogy could be established it may provide a superior alternative than the presently used density assignment methodology. This program cost is estimated at US$ 5,000.

ii)	Technical and operational studies

•	Underground communication system. In 2019 it is recommended that the first phase of an improved underground communication system be installed to connect key areas of the mine at a budgeted cost of US$ 40,000. Based on positive results from the first phase the system could be extended throughout the mine to reach other production and production related areas.

•	Backfill system optimization. It is recommended that an evaluation of the backfilling system is conducted at the operation. A trade off analysis should be conducted to benchmark the current hydraulic backfill system against alternative methods. The study should investigate the potential impacts on OPEX and CAPEX. The budgeted cost of the study is US$ 70,000.

•	Review of mining methodology. The width of mineralization and rock quality varies greatly throughout the deposit. It is recommended that an evaluation of mining method be conducted to assess if smaller equipment could be used to extract mineralized material from narrow veins with poor rock quality, and if more massive mining methods such as long-hole stoping could be employed in wide veins with good rock quality. Any such study would need to account for the variable equipment that would be required to deal with multiple mining methods. The study could be conducted inhouse or externally, with an external cost estimated at US$ 50,000.

•	Plant expansion conceptual study. A conceptual cost-benefit analysis is recommended to assess if the production rate at the Caylloma plant could be increased to reduce costs. The study could be conducted inhouse or externally, with an external cost estimated at US$ 120,000.

•	Zinc oxide study. The response of zinc oxide material to the flotation process requires additional testwork. Initial plant testwork indicates that this material can be blended with low zinc oxide material and processed through flotation without a significant loss in recovery, although the percentage blend at which the zinc oxide becomes detrimental has not been established. It is recommended that inhouse analysis be conducted to assess the impact of varying levels of zinc oxide on plant recovery to determine a blending threshold at which recovery is not affected.

[End of Extract of Summary from Caylloma Technical Report]

See “Three Year History and Recent Developments - Updated Mineral Reserve and Mineral Resource Estimates” herein for further information regarding the Caylloma Mine.

San Jose Mine, Mexico

The following is the Summary from the technical report (the “San Jose Technical Report”) entitled “Fortuna Silver Mines Inc.: San Jose Mine, Oaxaca, Mexico” with an effective date of February 22, 2019 prepared by Eric Chapman, P.Geo. and Amri Sinuhaji, P.Eng. This Summary is subject to certain assumptions, qualifications and procedures described in the San Jose Technical Report and is qualified in its entirety by the full text of the San Jose Technical Report which is available for viewing on SEDAR at www.sedar.com and is incorporated by reference in this AIF, and is also filed with the SEC on EDGAR (available at www.sec.gov). Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the San Jose Technical Report.

1.	Introduction

This Technical Report (the Report) on the San Jose Mine in Oaxaca, Mexico (the San Jose Mine or the Project), has been prepared by Mr Eric Chapman, P.Geo, and Mr Amri Sinuhaji, P.Eng. for Fortuna Silver Mines Inc. (Fortuna) in accordance with the disclosure requirements of Canadian National Instrument 43-101 (NI 43-101). The Report discloses updated Mineral Resource and Mineral Reserve estimates for the mine.

2.	Property description, location and ownership

The San Jose Mine area is characterized by gently-sloping hills and adjoining colluvial-covered plains. Elevations above mean sea level range from approximately 1,540 m to 1,675 m. The vegetation is grasslands and thorn-bush that are typical of dry savannah climates being temperate in nature with an average annual temperature of 19.50C. Mining operations are conducted on a year-round basis.

The mine is located in the central portion of the state of Oaxaca, Mexico. The mine site is 47 km by road south of the city of Oaxaca, which provides access to an international airport, and 0.8 km east of federal highway 175, the major highway between Oaxaca and Puerto Angel on the Pacific coast. The village of San Jose del Progreso is located 2 km to the southeast of the project site.

The underground mine is operated by Compania Minera Cuzcatlan S.A. de C.V. (Cuzcatlan), a Mexican subsidiary 100% owned by Fortuna. The operation has a relatively small surface infrastructure consisting primarily of the concentration plant, electrical power station, water storage facilities, filtered dry stack tailings facility, stockpiles, and workshop facilities, all connected by unsealed roads. Additional structures located at the property include offices, dining hall, laboratory, core logging and core storage warehouses. The tailings facility is located approximately 1,500 m to the southwest of the concentration plant.

The property comprises mining concessions; surface rights; a permitted 3,000 tonnes per day (tpd) flotation plant; connection to the national electric power grid; as well as permits for the infrastructure necessary to sustain mining operations.

The San Jose Property consists of mineral rights for 31 mining concessions all located in the state of Oaxaca for a total surface area of approximately 64,422 hectares (ha). Tenure is held in the name of Cuzcatlan with all mining concessions having an expiry date beyond the expected mine life.

As of December 31, 2018, the only concession that contains Mineral Resources or Mineral Reserves subject to back-in rights, liens, payments or encumbrances is Reduccion Taviche Oeste, which is subject to a 1.5 % NSR royalty to Maverix Minerals Inc., and a 1 % NSR royalty to SGM.

Cuzcatlan has signed 44 usufruct contracts, which have been registered before the National Agrarian Registry, with land owners to cover the surface area needed for the operation and tailings facilities.

Cuzcatlan has an environmental commitment related to the remediation of the current mining facilities located on the Progreso and Reduccion Taviche Oeste concessions. Cuzcatlan is to set aside US$ 5.3 million to cover remediation and closure requirements. These programs are ongoing with funds assigned to various projects on an annual basis.

3.	History

The earliest recorded activity in the San Jose del Progreso area dates to the 1850s when the mines were exploited on a small scale by the local hacienda. By the early 1900s, a large number of silver-and gold-bearing deposits were being exploited in the San Jeronimo Taviche and San Pedro Taviche areas. Mining activity in the district diminished drastically with the onset of the Mexican Revolution in 1910, only to resume sporadically in the 1920s.

Mining in the San Jose area was re-activated on a small scale in the 1960s and again in 1980 when the San Jose Mine was acquired by Minerales de Oaxaca S.A. (MIOXSA). The mine was worked intermittingly by MIOXSA through to the end of 2006 when the property was purchased by Cuzcatlán a Mexican registered company then owned jointly by Fortuna and Continuum Resources Ltd. (Continuum) with sole ownership transferring to Fortuna in March 2009.

From 1980 through 2006, production by MIOXSA was intermittent and came primarily from existing stopes and from development of the fourth, fifth, and sixth levels of the San Jose Mine. Ore was mined primarily from the Bonanza and Trinidad veins and extracted at rates of approximately 100 tpd. The principal mining method used by MIOXSA was shrinkage stoping. The ore was processed at a small crushing and flotation plant in San Jeronimo de Taviche, located approximately 19 km from the San Jose Mine. Reliable estimates of the total production during MIOXSA’s tenure are not available.

Commercial production commenced under the management of Cuzcatlan on September 1, 2011. Since then, underground mining has focused on the Bonanza, Trinidad and Stockwork veins. Total production since September 2011 through December 31, 2018 is estimated as 35.9 Moz of silver and 269 koz of gold.

4.	Geology and mineralization

The San Jose Mine area is underlain by a thick sequence of sub-horizontal andesitic to dacitic volcanic and volcaniclastic rocks of presumed Paleogene age. These units have been significantly displaced along major north and northwest-trending extensional fault systems with the precious metal mineralization being hosted in hydrothermal breccias, crackle breccias, and sheeted stockwork-like zones of quartz/carbonate veins emplaced within zones of high paleo permeability associated with the extensional structures.

The mineralized structural corridor extends for more than 3 km in a north-south direction and has been subdivided into the Trinidad Deposit area and the San Ignacio area. The Mineral Resource and Mineral Reserve estimates discussed in this Technical Report are located in the Trinidad Deposit area.

The major mineralized structure in the Trinidad Deposit area consists of a sheeted and stockworked quartz–carbonate vein system referred to as the main Stockwork Zone located between the primary Trinidad and Bonanza structures. In addition, several secondary vein systems are present locally in the hanging wall and footwall of the Trinidad and Bonanza structures.

The Victoria mineralized zone is located approximately 350 m east of the Trinidad vein and north of the current underground operations of the San Jose Mine. It is structurally related to the same extensional behavior that dominates the Trinidad Deposit with a similar style of mineralization, corresponding to a low sulfidation epithermal deposit formed in a shallow crustal environment with a relatively low temperature resulting in the precipitation of silver and gold mineralization.

5.	Exploration, drilling and sampling

The San Jose Mine has been subjected to a number of documented exploration programs since 1999 including:

•	In 1999 Pan American Silver (Pan American) optioned the property from MIOXSA and conducted surface and underground mapping and sampling including the drilling of five diamond drill holes totaling 1,093.5 m

•	In 2004, Continuum completed an option agreement with MIOXSA and completed detailed mapping and chip-channel sampling of the surface and of the existing underground workings in the Trinidad area followed by the completion of 15 surface diamond drill holes totaling 4,876.55 m

•	From 2006 to 2015 the principal exploration conducted by Fortuna at the deposit has been surface and underground drilling, both to explore the deposit to the north and to depth and for infill purposes to increase the confidence level of the Mineral Resource estimates

•	Since 2015, exploration has continued to explore the continuity of the mineralized system to the north, south and at depth of the Trinidad Deposit. During this period the Victoria mineralized zone was discovered approximately 350 m east of the Trinidad Deposit and has been explored with the drilling of 51 holes from underground totaling 27,671.60 m as of June 30, 2018

As of June 30, 2018, the data cut-off date for estimation of Mineral Resources, a total of 845 drill holes totaling 299,319.45 m have been completed on the San Jose Mine area with the drilling being concentrated in the Trinidad Deposit area and extensions to the south of the mineralized structural system. Wide-spaced exploration drilling has also been completed in the San Ignacio area along the southern extension of the structurally controlled mineralized corridor and to the far north of the Trinidad Deposit, as well as in the newly discovered Victoria mineralized zone. All of the drilling was conducted by diamond core drilling methods with the exception of 1,476 m of reverse circulation pre-collars in six of the 845 diamond drill holes.

A total of 662 diamond core holes totaling 221,400.75 m have been drilled in the Trinidad Deposit area and 51 holes totaling 27,671.60 m in the Victoria mineralized zone. In Trinidad, the majority of the holes have been drilled from east to west to cross-cut the steeply east-dipping mineralized zone at high angles, whereas in the Victoria mineralized zone, the holes have been drilled from west to east from underground to intersect the subvertical Victoria main structure. Of the 723 holes, 250 have been drilled from the surface and the remainder from underground.

The diamond drilling typically commences with HQ-diameter core (63.5 mm) and continues to the maximum depth allowable based on the mechanical capabilities of the drill equipment. Once this point is reached or poor ground conditions are encountered the hole is cased and further drilling undertaken with smaller diameter drilling tools with the core diameter being reduced to NQ2 (50.6 mm) or NQ-size (47.6 mm) to completion of the hole. In the Trinidad Deposit, five of the drill holes were further reduced to BQ-size (36.5 mm) diameter in order to complete the drill holes to the target depths. All of the drilling completed in the project area has been carried out by contract drilling service companies. Ground conditions are generally good with core recovery averaging 99%.

Surface drill hole collars were surveyed using differential global positioning system (GPS) and total station survey methods. Concrete monuments are constructed at each collar location recording the drill hole name, azimuth, inclination and total depth. At locations where the drill hole collar is located in a cultivated field, the collar monument is constructed approximately 50 cm below the actual surface.

Underground drill hole collars were surveyed using total station survey methods. Concrete monuments similar to those used for surface collars are constructed to mark the location with the drill hole name, azimuth, inclination and total depth recorded.

Down-hole surveys have been completed for 827 of the 845 drill holes completed as of the data cut-off date. For the 18 holes where downhole surveys are not recorded, 17 were drilled prior to 2007 with only three being drilled in the Trinidad Deposit. The azimuth and dip orientation of these holes was recorded at the collar to account for drilling direction. The absence of downhole surveys in three of the 662 holes drilled at Trinidad is not regarded as material to the resource estimate.

Downhole surveys are typically completed at 50 m intervals although recent drill holes include downhole surveys at 10 m intervals until reaching 50 m depth and then at 50 m intervals thereafter. All downhole surveys have been carried out by the drilling contractor using Reflex electronic downhole survey tools.

To-date, drilling has been conducted at the Trinidad Deposit over a strike length of approximately 2,500 m and to depths exceeding 800 m from surface. Exploration drilling has generally increased in depth to the north.

Drilling of the Victoria mineralized zone has been conducted over a strike length of approximately 1,300 m and covers a vertical extent of approximately 500 m, with upper holes intersecting the structure at least 250 m below the surface.

The extent of drilling of the San Ignacio area continues directly to the south of the Trinidad Deposit and has been conducted over a strike length of approximately 1,000 m and to depths of up to 500 m from surface.

The relationship between the sample intercept lengths and the true width of the mineralization varies in relation to the intersect angle between the steeply dipping zone of mineralized veins and the inclined nature of the diamond core holes. Calculated estimated true widths (ETWs) are always reported together with actual sample lengths by taking into account the angle of intersection between drill hole and the mineralized structure.

In 2018 all logging became digital, being incorporated daily into the Maxwell DataShed database system. Data were recorded initially with Excel templates, and later with the Maxwell LogChief application using essentially the same structure. Both input methods used pick-lists and data validation rules to ensure consistency between loggers. Separate pages were designed to capture metadata, lithology, alteration, minerals (sulfides, oxides, and limonite), structure (contacts, fractures, veins, and faults with attitudes to core axis). Intensity of alteration phases was recorded using a numeric 1 to 4 scale (weak, moderate, strong, complete).

Geotechnical logging consists of the collection of specified data fields including; recovery percentage and rock quality designation (RQD) length. Joint filling and joint weathering are described during the geologic logging. A tablet-based data entry program was developed by Cuzcatlan using the Maxwell LogChief software. Data checks are implemented into this program to prevent entry of erroneous data.

The sampling methodology, preparation, and analyses differ depending on whether it is drill core or a channel sample. All samples are collected by Cuzcatlan geological staff with sample preparation and analysis being conducted either at the onsite Cuzcatlan Laboratory or transported to the ALS Global preparation facility in Guadalajara prior to being sent on for analysis at their laboratory in Vancouver.

The Cuzcatlan Laboratory used by Fortuna/Cuzcatlan since 2012 for assaying channel samples was accredited as a testing laboratory with the requirements of ISO/IEC 17025:2005 for sample preparation and assaying of silver and gold on March 2, 2018, prior to this the laboratory was not certified. The Cuzcatlan Laboratory is not independent of Fortuna/Cuzcatlan.

The ALS Global Laboratory is an independent, privately-owned analytical laboratory group. The Vancouver laboratory holds ISO 17025 accreditation. The Mexican laboratory holds ISO 9001:2000 certification.

The SGS Laboratory used by Cuzcatlan as an umpire laboratory is an independent privately-owned analytical laboratory located in Durango, Mexico and holds ISO/IEC 17025:2005 accreditation for sample preparation and assaying.

Channel chip samples are generally collected from the face of newly exposed underground workings. The entire process is carried out under the mine geology department’s supervision. Sampling is carried out at 3 m intervals within the drifts and stopes of all veins. The channel’s length and orientation are identified using paint in the underground working and by painting the channel number on the footwall. The channel is typically approximately 20 cm wide and approximately 1 to 2 cm deep, with each individual sample preferably being no smaller than 0.4 m and no longer than 1.5 m.

Drill core is laid out for sampling and logging at the core logging facility at the camp. Sample intervals are marked on the core and depths recorded on the appropriate box. A geologist is responsible for determining and marking the drill core intervals to be sampled, selecting them based on geological and structural logging. The sample length must not exceed 2 m or be less than 20 cm.

All samples collected by Cuzcatlan are assayed by atomic absorption (AA) spectroscopy and by fire assay (FA) with gravimetric finish. For drill samples only, a full suite of trace elements is analyzed using an aqua regia digestion followed by inductively-coupled plasma (ICP) analysis. Assay results and certificates are reported electronically by e-mail. Since mid-2018 the onsite laboratory has also assayed channel samples and selected composites for fluorine using a selective ion electrode (ISE) technique.

Bulk density samples have been primarily sourced from drill core with a limited number being sampled from underground workings. Bulk density measurements are performed at the ALS Global Laboratory in Vancouver using the OA-GRA08 methodology.

Sample collection and transportation of drill core and channel samples is the responsibility of Brownfields exploration and the Cuzcatlan mine geology departments and must follow strict security and chain of custody requirements established by Fortuna. Samples are retained in accordance with the Fortuna corporate sample retention policy.

Implementation of a quality assurance/quality control (QAQC) program is current industry best practice and involves establishing appropriate procedures and the routine insertion of certified reference material (CRMs), blanks, and duplicates to monitor the sampling, sample preparation and analytical process. Fortuna implemented a full QAQC program to monitor the sampling, sample preparation and analytical process for all drilling campaigns in accordance with its companywide procedures. The program involved the routine insertion of CRMs, blanks, and duplicates. Evaluation of the QAQC data indicate that the data are sufficiently accurate and precise to support Mineral Resource estimation.

6.	Data verification

Cuzcatlan staff follow a stringent set of procedures for data storage and validation, performing verification of data on a monthly basis. The operation employs a Database Administrator who is responsible for overseeing data entry, verification and database maintenance. A separate Database Auditor is responsible for performing a detailed independent review of the database on a quarterly basis and submitting a report to Fortuna management detailing the findings. Any issues identified are immediately resolved by the administrator.

Data used for Mineral Resource estimation are stored in Maxwell GeoService’s commercial SQL database system (DataShed), storing both mine related data (including channel samples) and drilling related results (exploration and infill drilling).

Data was transferred from an inhouse SQL database system to DataShed in 2017 with the support of Maxwell personnel. Both databases were run in tandem until a full verification process had been completed to prove parity between the systems, at which point the original database was archived.

As a component of the 2018 Mineral Resource estimate, a preliminary validation of the Cuzcatlan database was performed by the Database Administrator in June 2018. The database has a series of automated import, export, and validation tools to minimize potential errors. Any inconsistencies identified were corrected during the analysis with the database then being handed over to the QP for the resource estimate for final review on June 30, 2018 in Microsoft Access format.

In addition, data verification by the QP was also conducted through the inspection of selected drill core to assess the nature of the mineralization and to confirm geological descriptions as well as the inspection of geology and mineralization in underground workings of the Trinidad, Bonanza, and Stockwork veins.

A series of plan and cross sections were generated displaying the lithologic and mineralization interpretation by the Cuzcatlan geology and exploration departments and reviewed by the QP.

The QP is of the opinion that the data verification programs performed on the data collected by Cuzcatlan are adequate to support the geological interpretations, the analytical and database quality, and Mineral Resource estimation at the San Jose Mine.

7.	Mineral processing and metallurgical testing

Initial metallurgical test work to assess the optimum processing methodology for treating ore from the Trinidad Deposit was conducted by METCON in 2009 and reported in the prefeasibility study written by CAM (2010), with Cuzcatlan continuing to build on this original work with additional tests to support operational requirements.

Metallurgical tests have not been conducted as of the effective date of this Report for material from the Victoria mineralized zone but are planned for the second half of 2019. Petrographic studies conducted by Albinson (2018) indicate that mineralogically the material is similar to that from the Trinidad Deposit.

It is the opinion of the QP that the San Jose Mine has an extensive body of metallurgical investigation comprising several phases of testwork as well as an extensive history of treating ore at the operation since 2011. In the opinion of the QP, the San Jose metallurgical samples tested and the ore that is presently treated in the plant is representative of the material included in the life-of-mine plan (LOMP) in respect to grade and metallurgical response. Metallurgical recovery is estimated to be constant for the LOMP at 92 % for silver and 91 % for gold. Differences between vein systems are minimal with regard to recovery.

Deleterious elements detected in ore located in certain parts of the deposit have the potential to affect economics due to penalties that could be applied during smelting. This includes elevated levels of fluorine (>1,000 ppm), which has been accounted for as part of the financial analysis.

8.	Mineral Resources

Mineral Resource estimation involved the usage of drill hole and channel samples in conjunction with underground mapping to construct three-dimensional wireframes to define individual vein structures. Samples were selected inside these wireframes, coded, composited and top cuts applied if applicable. Boundaries were treated as hard with statistical and geostatistical analysis conducted on composites identified in individual veins. Silver and gold grades were estimated into a geological block model consisting of 4 m x 4 m x 4 m selective mining units (SMUs) representing each vein. All veins in the Trinidad Deposit were estimated by sequential Gaussian simulation (SGS). The Victoria main structure located in the Victoria mineralized zone was estimated by inverse distance weighting employing a power of two (IDW). Estimated grades were validated globally, locally, visually, and (where possible) through production reconciliation prior to tabulation of the Mineral Resources.

By the application of a silver equivalent value taking into consideration the average metallurgical recovery and long term metal prices for each metal, and the determination of a reasonable cut-off grade using actual operating costs, as well as the exclusion of Mineral Resources identified as being isolated or economically unviable using a floating stope optimizer, the Mineral Resources have ‘reasonable prospects for eventual economic extraction’.

Resource confidence classification considers a number of aspects affecting confidence in the resource estimation including; geological continuity and complexity; data density and orientation; data accuracy and precision; grade continuity; and simulated grade variability.

Mineral Resources exclusive of Mineral Reserves as of December 31, 2018 are reported in Table 1.1.

Table 1.1 Mineral Resources as of December 31, 2018

Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Contained Metal
				Ag (Moz)	Au (koz)
Measured	49	77	0.56	0.1	1
Indicated	272	84	0.59	0.7	5
Measured + Indicated	321	83	0.59	0.9	6
Inferred	2,415	196	1.44	15.2	112

Notes:

•	Mineral Resources are as defined by the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves

•	Mineral Resources are exclusive of Mineral Reserves

•	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability

•	Mineral Resources are estimated as of June 30, 2018 and reported as of December 31, 2018 taking into account production related depletion for the period through December 31, 2018

•	Eric Chapman, P.Geo. (APEGBC #36328) is the Qualified Person for resources being an employee of Fortuna Silver Mines Inc.

•	Mineral Resources are reported based on underground mining within optimized stope designs using a cut-off grade of 100 g/t Ag Eq based on assumed metal prices of US$ 18.25/oz Ag and US$ 1,320/oz Au, estimated metallurgical recovery rates of 92 % for Ag and 91 % for Au (Ag Eq (g/t) = Ag (g/t) + (Au (g/t)*((1,320/18.25)*(92/91)), and an operating cost of US$ 52.50/t

•	Mineral Resource tonnes are rounded to the nearest thousand

•	Totals may not add due to rounding

Factors that may affect the estimates include metal price and exchange rate assumptions; changes to the assumptions used to generate the cut-off grade; changes in local interpretations of mineralization geometry and continuity of mineralized zones; changes to geological and mineralization shape and geological and grade continuity assumptions; variations in density and domain assignments; geometallurgical assumptions; changes to geotechnical, mining, dilution, and metallurgical recovery assumptions; change to the input and design parameter assumptions that pertain to the conceptual stope designs constraining the estimates; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environment and other regulatory permits, and maintain the social license to operate.

There are no other known environmental, legal, title, taxation, socioeconomic, marketing, political or other relevant factors that would materially affect the estimation of Mineral Resources or Mineral Reserves that are not discussed in this Report.

9.	Mineral Reserves

Mineral Reserve estimates follow standard industry practices, considering only Measured and Indicated Mineral Resources as only these categories have sufficient geological confidence to be considered Mineral Reserves (CIM, 2014). Subject to the application of modifying factors, Measured Resources may become Proven Reserves and Indicated Resources may become Probable Reserves. Mineral Reserves are reconciled quarterly against production to validate dilution and recovery factors.

Metal prices used for Mineral Reserve estimation were determined as of May 2018 by the corporate financial department of Fortuna from market consensus.

Metallurgical recoveries were based on metallurgical test work and operational results at the plant from July 2017 to June 2018.

NSR values were dependent on various parameters including metal prices, metallurgical recovery, price deductions, refining charges and penalties.

A breakeven cut-off grade was determined based on all variable and fixed costs applicable to the operation. These include exploitation and treatment costs, general expenses and administrative and commercialization costs (including concentrate transportation).

Mineral Reserves as of December 31, 2018 are reported in Table 1.2.

Table 1.2 Mineral Reserves as of December 31, 2018

Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Contained Metal
				Ag (Moz)	Au (koz)
Proven	393	237	1.97	3.0	25
Probable	4,779	235	1.51	36.0	232
Proven + Probable	5,172	235	1.55	39.0	257

Notes:

•	Mineral Reserves are as defined by the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves

•	Mineral Reserves are estimated as of June 30, 2018 and reported as of December 31, 2018 taking into account production-related depletion for the period through December 31, 2018

•	Mineral Reserves are reported based on underground mining within optimized stope designs using an NSR breakeven cut-off of US$ 65.90/t, equivalent to 131 g/t Ag Eq and 134 g/t Ag Eq for the Taviche Oeste concession due to an additional 2.5 % royalty

•	Metal prices used in the NSR evaluation are US$ 18.25/oz for silver and US$ 1,320/oz for gold

•	Metallurgical recovery values used in the NSR evaluation are 92 % for silver and 91 % for gold based on actual plant recoveries

•	NSR values taking into account refining charges used in the estimation are US$ 15.67/oz for silver and US$ 1,129/oz for gold with the exception of material located in the Taviche Oeste concession where NSR values are US$ 15.27/oz for silver and US$ 1,100/oz for gold

•	Costs used in NSR breakeven cut-off determination are US$ 31.48/t for mining; US$ 16.55/t for processing; and US$ 17.91/t for other costs including distribution, management, community support, general service and administration

•	Mining recovery is estimated to average 89 % and mining dilution 12%

•	Amri Sinuhaji, P.Eng (APEGBC #48305) is the Qualified Person for reserves, being an employee of Fortuna Silver Mines Inc.

•	Mineral Reserve tonnes are rounded to the nearest thousand

•	Totals may not add due to rounding

10.	Mining methods

Cuzcatlan commenced production at the San Jose Mine in September 2011 and as of December 31, 2018 had produced 35.9 Moz of silver and 269 koz of gold. The mining method applied in the exploitation of the veins is overhand cut-and-fill using a mechanized extraction methodology.

Production capacity at the mine has been increased on two occasions; in September 2013 it was increased to 1,800 tonnes per day and most recently, in June 2016 the production capacity was increased to 3,000 tpd, through a further plant expansion.

In May of 2018, a third-stage filtered dry stack tailings facility was commissioned on time and on budget with an increased capacity of filtered tailings to handle 1.5 years of production with further expansions planned for 2019 and 2020 that would be sufficient to store all tailings for the presently defined life-of-mine plan (LOMP). Cuzcatlan is in the process of obtaining the permit to allow the construction of the 2019 tailings expansion.

Mineral Reserves are estimated at 5.2 million tonnes as of December 31 2018, which is sufficient for almost a five-year life-of-mine (LOM) consisting of 350 days in the year at a mill throughput rate of 3,000 tpd. The LOM annual average production will be approximately 7 Moz of silver and 46 koz of gold based on an average head grade of 232 g/t Ag and 1.52 g/t Au.

The QP is of the opinion that:

•	The mining method being used is appropriate for the deposit being mined. The underground mine design, stockpiles, tailings facilities, and equipment fleet selection are appropriate for the operation

•	The mine plan is based on historical mining and planning methods practiced at the operation for the previous seven years, and presents low risk

•	Inferred Mineral Resources are not included in the mine plan, and were set to waste

•	The mobile equipment fleet presented is based on the actual present-day mining operations, which is known to achieve the production targets set out in the LOM

•	All mine infrastructure and supporting facilities meet the needs of the current mine plan and production rate

11.	Recovery methods

The current process plant design is split into four principal stages including; crushing; milling; flotation; and thickening, filtering and shipping.

The QP considers process requirements to be well understood, and consistent based on the actual observed conditions in the operating plant. There is no indication that the characteristics of the material planned for mining will change and therefore the recovery assumptions applied for future mining are considered as reasonable for the LOM.

12.	Project infrastructure

The QP is confident that all mine and process infrastructure and supporting facilities are included in the present general layout to ensure that they meet the needs of the mine plan and production rate and notes that:

•	The San Jose Mine is located 47 km, or one hour by road from the city of Oaxaca, the main service center for the operation, with good year-round access

•	The mine site infrastructure has a compact layout footprint of 50.15 ha, with an additional 69.69 ha for the tailings storage facilities

•	An expansion to the dry stack tailings facility will commence in 2019, with a second phase planned for 2020, increasing total capacity to 4,039,000 m3, sufficient for the LOM

•	Power is provided to the mine from the main grid via a 115,000 volt circuit, as well as a secondary reserve power supply line, all managed by CFE

•	Water requirements are 2.7 m3 of water to process one tonne of ore being primarily sourced from water pumped to the surface from the underground dewatering system

•	All process buildings and offices for operating the mine have been constructed, with camp facilities not required due to the proximity of the site to urban

13.	Market studies and contracts

Since the operation commenced commercial production in September 2011 a corporate decision was made to sell the concentrate on the open market. In order to get the best commercial terms for the concentrates, it is Fortuna’s policy to sign contracts for periods no longer than one year. All commercial terms entered between the buyer and Cuzcatlan are regarded as confidential, but are considered to be within standard industry norms.

The QP has reviewed the information provided by Fortuna on marketing, contracts, metal price projections and exchange rate forecasts and notes that the information provided support the assumptions used in this Report and are consistent with the source documents, and that the information is consistent with what is publicly available within industry norms.

14.	Environmental studies and permitting

The mining operation has been developed in strict compliance with the regulations and permits required by the government agencies involved in the mining sector. In addition, all work follows the international quality and safety standards set forth under standards ISO 14001 and OHSAS 18000.

Despite the above, on October 8, 2018 abnormally high rainfall caused a contingency pond to overflow at the dry stack tailings facility. The contingency pond collects water from a ditch system at the dry stack facility designed to capture and manage rain water.

Cuzcatlan took steps to mitigate the risk of future overflows by immediately increasing its pumping capacity at the contingency pond. No damage occurred to the tailings dam or to the dry stack infrastructure. San Jose tailings are monitored and sampled continuously, are free of heavy metals or other contaminants, and are characterized as sterile.

Cuzcatlan notified the relevant environmental authorities, PROFEPA and CONAGUA on the day of the incident. Cuzcatlan worked with federal, state and local authorities as they conducted inspections of the facilities at San Jose and sampling of the Coyote Creek. Results of the sampling indicated no contamination or pollution occurred due to the overflow.

On February 14, 2019, PROFEPA released their final report on the incident confirming that the overflow did not contaminate soil, and therefore no remediation was required. As of the effective date of this Report, Cuzcatlan is awaiting issuance of the final report from CONAGUA.

To the extent known, all permits that are required by Mexican law for the mining operation have been obtained, with the exception of the permit to construct the stage 4 expansion of the dry stack tailings facility. Cuzcatlan is in the process of obtaining the permit from the Secretary of the Environment and Natural Resources (SEMARNAT) and expect to obtain this in the second quarter of 2019.

Cuzcatlan continues developing sustainable annual programs for the benefit of local communities, including educational, nutritional and economic programs. The above mentioned social and environmental responsibilities support a good relationship between the company and local communities. This will aid the development and continuity of the mining operation and improve the standard of living and economies of local communities.

The mine closure plan has been designed to ensure the rehabilitation of the area where the mine is located. The projected total cost required to close present and future infrastructure at the mine is US$ 5.3 million.

15.	Capital and operating costs

Capital and operating cost estimates are based on established cost experience gained from current operations, projected budget data and quotes from manufacturers and suppliers.

The capital and operating cost provisions for the LOMP that supports Mineral Reserves have been reviewed. The basis for the estimates is appropriate for the known mineralization; mining and production schedules; marketing plans; and equipment replacement and maintenance requirements.

The QP considers the capital and operating costs estimated for the San Jose Mine as reasonable based on industry-standard practices and actual costs observed for 2018.

16.	Economic analysis

Fortuna is using the provision for producing issuers, whereby producing issuers may exclude the information required under Item 22 for technical reports on properties currently in production and where no material production expansion is planned.

Mineral Reserve declaration is supported by a positive cashflow for the period set out in the LOMP based on the assumptions detailed in this Report.

17.	Other relevant data and information

Fortuna considers that this Report contains all the relevant information necessary to ensure the report is understandable and not misleading.

18.	Conclusions, risks and opportunities

This Report represents the most accurate interpretation of the Mineral Reserve and Mineral Resource available as of the effective date of this report. The conversion of Mineral Resources to Mineral Reserves was undertaken using industry-recognized methods, and estimated operational costs, capital costs, and plant performance data. Thus, it is considered to be representative of future operational conditions. This Report has been prepared with the latest information regarding environmental and closure cost requirements.

A number of opportunities and risks were identified by the QPs during the evaluation of the San Jose Mine.

Opportunities include:

•	The wide nature of mineralization of the Stockwork zone in combination with the medium to good rock quality provides an opportunity to implement a more productive (bulk) mining methodology such as long hole stoping to extract this material. Implementation of this method could potentially reduce mining costs and increase mine productivity.

•	Improvements in mining productivity through optimizing the mining cycle. As shotcreting comprises a significant component of the mining cycle, a better accelerator agent could shorten the curing and overall cycle times. Additionally, cycle times could be further reduced by implementing a trim or controlled blasting system so that less ground support is required due to over-blasting or over scaling.

•	Operational delays could be reduced by implementing a better underground communication system.

•	The ventilation system could be improved in specific areas of the mine where elevated temperature are encountered improving productivity in these areas.

•	Significant exploration potential exists for the Victoria mineralized zone as mineralization remains open in all directions.

Risks include:

•	The recently discovered presence of elevated fluorine in the concentrate resulting in unexpected penalties to sales. Limited information is currently available to understand the orogenesis, dynamics, and distribution of fluorine within the deposit, although preliminary sampling suggests it is focused in the Trinidad vein with a limited spatial extent. However, a risk exists that fluorine levels may be elevated in other veins and areas of the deposit.

•	Environmental liability from the pond over-flow in October 2018, mitigated by the rapid response to the incident and independent testing of the affected area that indicates no heavy metals or other contaminants are present.

•	Potential litigation regarding the disputed royalty on the Progresso concession, which has been mitigated by Cuzcatlan obtaining multiple legal opinions that state the royalty is invalid and taking steps to remove the royalty from the register.

19.	Recommendations

Recommendations for the next phase of work have been broken into those related to ongoing exploration activities and those related to additional technical and operational studies. Recommended work programs are independent of each other and can be conducted concurrently unless otherwise stated. The exploration-related programs are estimated at a total cost of US$ 4.22 million. The operational improvement studies are recommended to be conducted inhouse and therefore do not involve a direct cost.

i)	Exploration activities

•	Exploration of the Trinidad Deposit. The Fortuna vein is known to extend south of the presently-estimated Mineral Resource by the presence of historical workings and previous drilling demarking where the Fortuna vein was located in the San Ignacio area. It is recommended that Cuzcatlan explore the mineralized continuity of this vein as it extends from the Trinidad Deposit into the San Ignacio area with a first phase drill program involving the drilling of 3,500 m diamond holes at an estimated cost of US$ 492,000. In addition to testing the extents of the Fortuna vein, the Paloma vein remains open at higher elevations and it is recommended that upon the issuance of appropriate permits the near-surface potential of the Paloma vein be explored with the drilling of 1,500 m of diamond holes from surface at an estimated cost of US$ 203,000.

•	Exploration of the Victoria mineralized zone. It is recommended that Cuzcatlan continue to explore the extent of the Victoria mineralized zone above and to the north of the presently-estimated Mineral Resource. The higher elevations of the vein system can be drilled from surface, with the issuance of the appropriate permits, and would involve the drilling of 2,000 m diamond holes at an estimated cost of US$ 257,000. To gain access for exploration of the vein to the north and at depth it is recommended that a 200 m exploration drift be mined at a cost of US$ 520,000. The drive will allow the drilling of 4,500 m of underground diamond drill holes to explore the vein continuity at an estimated cost of US$ 509,000.

•	Metallurgical testwork. It is recommended that metallurgical testwork be conducted on samples obtained from the Victoria mineralized zone to establish likely metallurgical recoveries and processing characteristics. Testwork should include mineralogical evaluations, along with bond work index, grinding, flotation and granulometry tests. The estimated cost of the testwork is US$ 32,000.

•	Other exploration programs. The Guilla concession of the San Jose Mine has been identified as an area that has high potential for the discovery of epithermal veins based on surface mapping. It is recommended that permits be obtained to allow targets to be drilled on this concession. If permits are obtained a drill program consisting of 9,000 m of diamond holes at an estimated cost of US$ 1,305,000 is recommended. In addition, it is recommended that a 250 m underground exploration drift be mined in 2019 to the north of the Trinidad Deposit to facilitate future underground drilling programs to explore the convergence of the Trinidad Deposit and the Victoria mineralized zone where obtaining surface drill permits has proved problematic. The estimated cost of this drift is US$ 500,000.

•	Delineation (infill) drilling. Cuzcatlan is planning to continue the delineation drilling from underground in 2019 of the Trinidad Deposit. A total of 2,780 m of drilling is planned at a budgeted cost of US$ 400,000.

ii)	Technical and operational studies

•	Fluorine. It is recommended that the operation continues to assay representative pulps for fluorine and uses these to improve short term and long-term estimates of fluorine behavior in the deposit as well as conducting metallurgical tests at the plant to determine methods to reduce fluorine levels in the concentrate.

•	Mine plan optimization and risk analysis. The conditional simulation methodology used in the estimation of the primary veins results in the generation of 50 equi-probable realizations. By assessing these multiple potential scenarios, the mine plan can be optimized with the identification of low- and high-risk regions of the deposit.

•	Bulk density measurements. It is recommended that the number of bulk density measurements be increased in secondary veins. If sufficient measurements are obtained, bulk density can be estimated rather than the presently-used density assignment methodology.

•	Mining method. As part of continuous improvement initiatives to reduce mining cost and to increase mine productivity, it is recommended that a study be conducted to evaluate the feasibility of a bulk mining method. Part of the considerations for the mining method selection is to investigate mining method and mining sequence that eliminate the necessity to leave mineralized material as pillars. Additionally, the study should investigate mine productivity, equipment and manpower requirements, as well as infrastructure and cost evaluations.

•	Mining recovery. A review on pillar design is recommended, particularly for narrow veins with more competent country rock where mining recovery could be increased. Cell mapping and geotechnical logging should be performed on a more frequent basis and detailed pillar analysis conducted based on the specific local rock conditions.

•	Mining dilution. It is recommended that the mine implements an improved survey practice by increasing the number of points taken per survey or to implement the usage of a scanner. It is further recommended that the mine reconciles the dilution estimate on a more frequent basis and stores the information into a database so that statistical analysis such as trends, variations and local dilution analysis can be performed. This information will assist the Cuzcatlan mine planning department in making timely decisions to remediate dilution issues and improve Mineral Reserve estimates.

[End of Extract of Summary from San Jose Technical Report]

See “Three Year History and Recent Developments - Updated Mineral Reserve and Mineral Resource Estimates” herein for further information regarding the San Jose Mine.

Lindero Mine, Argentina

The following is the Summary from the technical report (the “Lindero Technical Report”) entitled “Fortuna Silver Mines Inc.: Lindero Property, Salta Province, Argentina”, with an effective date of October 31, 2017 prepared by Eric Chapman, P.Geo, Edwin Gutierrez, SME Registered Member, Geoff Allard, PE, and Denys Parra Murrugarra, SME Registered Member. This Summary is subject to certain assumptions, qualifications and procedures described in the Lindero Technical Report and is qualified in its entirety by the full text of the Lindero Technical Report which is available for viewing on SEDAR at www.sedar.com and is incorporated by reference in this AIF, and is also filed with the SEC on EDGAR (available at www.sec.gov). Defined terms and abbreviations used herein and not otherwise defined shall have the meanings ascribed to such terms in the Lindero Technical Report.

Property Description, Location and Access

The Project is in the Argentine puna, a cool, arid zone with a minimum elevation of approximately 3,500 to 4,000 m. The climate is generally dry and windy; it can be cold and snowy during storms.

The Lindero Project is located 260 km due west of Salta, Argentina, the main service center of the region, at latitude 25° 05’ south and longitude 67° 47’ west. Drive time from Salta to the Project is approximately 7 to 7.5 hours, over a road distance of 420 km. The nearest town to the Lindero Project is Tolar Grande (population 250) located 75 km to the northeast.

Access to the Lindero Project is via National Route 51, which passes through the towns of San Antonio de Los Cobres and Olacapato; and Provincial Route 27, via Pocitos and Tolar Grande.

The Lindero Project contains two known porphyry gold-copper deposits. The Lindero Deposit is the focus of the Feasibility Study and the Lindero Technical Report; whereas the Arizaro Deposit, located 3.2 km southeast of the Lindero Deposit, is described only in terms of exploration conducted to date.

The mineral tenement holdings cover 3,500 ha, and comprise 35 pertenencias, each of 100 ha, which are constrained by Gauss Kruger Posgar co-ordinates generated by survey. Tenure is held in the name of Mansfield Minera S.A. (“Mansfield”), an indirectly wholly-owned subsidiary of the Company. There is no expiry date on the pertenencias, providing Mansfield meets expenditure and environmental requirements, and pays the appropriate annual mining fees.

A 3 % provincial royalty “boca mina” is payable on revenue after deduction of direct processing, commercial, general and administrative costs. There are no royalties payable to any other third party.

Surface rights are owned by the provincial state (Propiedad Fiscal) of Salta. There are no reservations, restrictions, rights-of-way or easements on the Lindero Project to any third-party. Mansfield holds a registered camp concession, and a granted and surveyed access right-of-way. Water permits and rights of access to the Lindero Project are guaranteed through water and access licenses granted by the Mining Court of Salta.

Surface rights for construction of a mining operation and plant have not been granted from the Provincial authorities. Development of such infrastructure will require additional negotiation and potentially, supporting studies. Mansfield does not foresee any issues with obtaining the necessary permits for construction.

History

Gold–copper mineralization associated with potassic alteration was first discovered at the Lindero Project by Goldrock geologists in November 1999, and led to claim staking.

The area was explored using reconnaissance and detailed geological mapping, soil geochemistry (talus fines), trench sampling and mapping during 2000 and early 2001. As a result of this work, mineralization at what is now the Lindero Deposit was identified in September 2000.

From April 2002 to March 2003, Rio Tinto had an option on the property with Goldrock, during which time additional exploration including drilling and metallurgical testwork was conducted. An inhouse preliminary Mineral Resource estimate for the Lindero Deposit was performed. As the tonnage and grade estimate did not meet Rio Tinto’s corporate targets, the option was not exercised.

Goldrock resumed as project operator, and between 2005 and 2013 completed additional exploration and drilling. Based on this, a Pre-Feasibility Study for the Lindero Deposit was completed by AMEC in 2010, assuming a production throughput of 30,000 tonnes of ore per day (AMEC Americas Ltd., 2010a; 2010b). In 2012, Goldrock commissioned Kappes, Cassiday & Associates (KCA) to complete a Feasibility Study using a reduced throughput of 18,750 tpd.

In 2015, Goldrock commissioned KCA to work with local engineering firms in advancing the engineering design for the Project to a basic engineering level, and update the 2013 Feasibility Study. A new Feasibility Study incorporating these design changes, additional metallurgical testwork, and updated costs and gold price assumptions was filed by KCA in 2016 (KCA, 2016a).

In July 2016, the Company completed the acquisition of all issued and outstanding shares of Goldrock, making Mansfield a wholly-owned subsidiary of Fortuna. Upon completion of the transaction, Fortuna continued to advance the optimization of the 2016 Feasibility Study through additional drilling as well as conducting tradeoff metallurgical tests and detailed engineering revisions with the objective of reaching a construction decision for the Lindero Project.

Geology and Mineralization

In the Central Andes, the altiplano or puna is a high plateau of more subdued relief between the Eastern Cordillera, a rugged region usually rising to between 3 km and 4.5 km, and the Western Cordillera, which is a high spine of mountains that may reach as much as 5 km in height. The Arizaro Volcanic Complex consists of two superimposed concentric volcanic centers, the Arizaro and the Lindero cones, located in the Archibarca volcanic arc at the southern margin of the Salar de Arizaro basin. Basement rocks crop out to the north of the Lindero Deposit, and consist of coarse-grained Ordovician granites uncomformably overlain by Early Tertiary red bed sandstones. The Lindero–Arizaro complex, a series of diorite to monzonite porphyritic stocks, intrudes these units.

Mineralized zones at the Lindero Deposit form a semi-circular shape about 600 m in diameter which extends to a depth of 600 m, consisting of four different zones at the surface. The distribution of gold–copper mineralization at Lindero shows a strong relationship to lithology, stockwork veinlets, and alteration assemblages. Gold values average 0.70 g/t Au and copper values are typically about 0.11 % Cu. Higher grades of gold–copper (approximately 1 g/t Au and 0.1 % Cu) are commonly associated with sigmoidal quartz, quartz–magnetite–sulfide, biotite-magnetite–chalcopyrite, magnetite–chalcopyrite and quartz–limonite–hematite stockworks that are strongly associated with K-feldspar alteration. This association is very common in the east zone of the deposit, where the highest gold grades occur. At other locations where one or more stockwork types are missing or the intensity of fracturing is lower, mineralization tends to be weaker and the grades of gold tends to be lower (approximately 0.4 g/t Au).

Gold mineralization at Lindero is characterized by native, free-milling gold associated with chalcopyrite and/or magnetite grains with rare interstitial quartz.

The weathered oxidation zone at Lindero is generally poorly developed and averages 44 m in thickness.

The Arizaro volcanic center is characterized by fine- to medium-grained hornblende diorite to monzonite porphyritic stocks. The Arizaro Deposit is dominated by a main, moderately to strongly mineralized intrusive unit that crops out in the central part of the prospect area. It consists of fine hornblende porphyritic diorite intruded by several stocks, dikes, igneous-cemented breccias and hydrothermal breccias. Smaller stocks are exposed in a few areas. Dikes of andesitic and dacitic composition are generally distributed radially to the main intrusive unit.

Several alteration assemblages are noted in the Arizaro Deposit area. Alteration patterns are semi-concentric and asymmetric, with a core of moderate to strong potassic alteration including zones of K-feldspar-rich magnetite–silica alteration. An incomplete rim of chloritic alteration is developed outboard of the potassic alteration. In the southeast part of the deposit, intermediate argillic alteration has formed and overprints potassic alteration. Sericitic and very weak argillic alteration (hydrolytic alteration) has developed in the volcanic tuffs. To the south and west of the deposit, chloritic alteration passes directly to propylitic alteration. An actinolite–magnetite alteration assemblage forms in the eastern part of the deposit area.

Arizaro gold–copper mineralization is hosted in one body which has a semi-oval shape at the surface. In the center there is a high-grade body with a semi-ellipsoidal form, extending north-south for 480 m and about 50 m wide. The Arizaro Deposit has mineralization styles with copper–gold grades that are strongly correlated with different alteration assemblages. Mineralization is mainly associated with potassic alteration. This occurs generally in multi-directional veins, vein stockworks and disseminations. In some areas, the vein density is high, forming vein stockworks in the intrusive rocks. These vein stockworks are limited to magnetite–biotite veinlets, quartz–magnetite–chalcopyrite veinlets, late magnetite breccias and in late-stage mineralization events, anhydrite–sulfide veinlets. Chalcopyrite and bornite are the main copper minerals. Coarse gold was observed and confirmed with X-ray diffraction analysis in the University of Neuquen, Argentina, laboratory.

Lindero and Arizaro are examples of gold-rich porphyry copper deposits as described by Sillitoe (2000). More specifically, they show affinities with the porphyry gold deposit model (Rytuba and Cox, 1991; also termed dioritic porphyry gold deposits by Seedorff et al., 2005). These are exemplified by the Refugio, Cerro Casale, Marte, and Lobo gold deposits of the Miocene-age Maricunga belt, Chile, approximately 200 km south of Lindero. Vila and Sillitoe (1991) and Muntean and Einaudi (2000, 2001) described those deposits in detail.

The deposits of the Project area are considered to be examples of porphyry-style deposits, in particular gold-rich porphyries based on the following:

•	High level (epizonal) stock emplacement levels in magmatic arc

•	High-level stocks and related dikes intrude their coeval and cogenetic volcanic piles. Intrusions range from fine through coarse-grained, equigranular to coarsely porphyritic

•	Mineralization in or adjoining porphyritic intrusions of quartz diorite/monzonite composition

•	Mineralization is spatially, temporally, and genetically associated with hydrothermal alteration of the intrusive bodies and host rocks

•	Gold–copper mineralization formed during intrusion of multiple phases of similar composition intrusive rocks

•	Large zones of quartz veining, stockwork mineralization, and disseminated pyrite

•	Tenor of gold and copper grades, i.e., large tonnage but low grade

At the Lindero Deposit, native gold and electrum are finely disseminated in subparallel to stockwork quartz + sulfide ± magnetite ± anhydrite veins and in some cases in matrices of hydrothermal breccias. Magnetite is common to abundant in mineralized zones. These mineralized stockworks and potassic alteration are interpreted to have formed as the result of degassing of the early intrusive bodies. Fluid pressures during degassing triggered fracturing of the intrusions and wall rock, allowing gold-rich fluids to circulate and precipitate, forming a gold–copper orebody. Later intrusions resulted in weak to moderate gold–copper mineralization forming mostly along and immediately fringing these intrusive contacts. Finally, post mineralized intrusives were overprinted onto the north and west of the deposit.

Understanding of the geological setting and model concept of the Lindero and Arizaro is adequate to provide guidance for exploration and development of the deposits.

Exploration, Drilling and Sampling

The Lindero Deposit was discovered in late 2000. Several exploration programs have been conducted by Rio Tinto, Goldrock and Fortuna on the Lindero Property:

•	Goldrock campaign: August 2000 to October 2001, which included geologic mapping, soil sampling, and trench sampling

•	Rio Tinto Campaign: May 2002 to February 2003, which included road sampling, geophysics (43 km of ground magnetics and 11 km of induced polarization (IP)), and drilling (10 holes for a total of 3,279 m)

•	Goldrock campaign: October 2005 to January 2008, which included geologic mapping and modeling, trenching, and a significant drilling program (106 holes for a total of 30,024 m)

•	Goldrock campaign: September 2008 and August 2010 to November 2010, which consisted of additional drilling (23 holes) for the Pre-Feasibility Study

•	Fortuna campaign: September 2016 to December 2016 consisting of 8 holes for metallurgical samples, 2 holes for geologic interpretation and 2 twin holes

Drilling completed at the Lindero Property comprises 151 diamond drill holes totaling 42,598 m at the Lindero Deposit, as well as 29 diamond drill holes totaling 8,855 m at the Arizaro Deposit. Mineral Resources are only estimated at the Lindero Deposit. Ground conditions were good, and core recovery was generally above 90%. Drill hole collars were marked with PVC pipes introduced in the hole at surface and then cemented. All holes drilled since 2005 as well as the 10 holes drilled during the 2002 campaign were surveyed by Servicios Topograficos with a differential GPS. Coordinates are projected on the WGS 84 Datum ellipsoid and calibrated according to the position of Geodetic point IGM N° PR-02-015, located a few kilometers from the Project. The results are available in geographic co-ordinates and in metric co-ordinates (UTM and Gauss Kruger), using the WGS 84 datum.

During Rio Tinto’s exploration drilling campaign in 2002, undertaken by Connors Drilling, no downhole surveys were completed despite the fact that many of the holes extended beyond 300 m in depth. Holes drilled during the first Goldrock campaign were not originally downhole surveyed either. In June 2006 GEC-Geophysical Exploration & Consulting S.A. (GEC) was contracted by Goldrock to perform borehole surveying services with a Reflex Maxibor II System 3™ Probe (Maxibor™), which is not affected by magnetism. In 2008, Goldrock detected that the Maxibor™ surveys showed an unacceptably large deviation in the drill holes and a decision was made to re-survey all holes that showed a deviation of more than 5%. Comprobe Chile Ltd. (Comprobe) was contracted to re-survey the holes considered by Goldrock as having incorrect downhole deviations. A surface-recording gyroscopic instrument was used, and orientation and dip parameters were recorded every 10 m. For the 2016 drilling campaign, Fortuna retained the services of Construccion & Mineria S.A., based out of Mendoza, Argentina, to complete downhole surveys for each hole upon completion. Downhole surveys were conducted using Reflex™ gyroscopic equipment with readings taken at 5-m intervals.

All core was logged for geology and geotechnical characteristics. All logging was digital, and was incorporated daily into the Maxwell DataShed™ database system. Data were recorded initially with Excel™ templates, and later with Maxwell LogChief™ application using essentially the same structure. Separate pages were designed to capture metadata, lithology, alteration, veins, sulfide–oxide zones, sulfide–oxide surfaces, minerals (sulfides, oxides, and limonite), sulfates, structures (contacts, fractures, veins, and faults with attitudes to core axis), magnetic susceptibility, and special data (samples collected for geochemistry, thin section examinations, the core library, skeleton core, etc.). Intensity of alteration phases was recorded using a numeric 1 to 4 scale (weak, moderate, strong, complete); abundance of veins and most other minerals were estimated in volume percent.

The Lindero Deposit is a gold-rich porphyry with low-grade mineralization permeating throughout the deposit, making the calculation of true thickness impossible as no definitive across strike direction exists. The mineralization appears to be annular in shape at surface due to the intrusion of barren to low-grade intrusive rocks into the core of the system, but this circular shape is not representative of true thickness.

Core samples are marked and collected on 2 m intervals that honor lithological boundaries. Samples weigh between 4 and 8 kg depending on core diameter and recovery. Channel samples were collected using a rock saw to cut a 2 x 3 cm channel in exposed bedrock in trenches and road cuts. The material was removed from the channel with a chisel. Sample preparation for most samples consisted of crushing to 70 % passing 10 mesh and pulverization to  95% passing 150 mesh. Density samples are routinely collected by Mansfield from drill core on approximate 10-m intervals. Samples consist of pieces of core approximately 7 cm in length and weighing between 93 g and 408 g.

All samples collected by Mansfield were assayed for gold using a 30 g fire assay–atomic absorption (FA-AA) finish and a second aliquot was selected for copper analysis using aqua regia digestion and AA analyses. For the drill samples only, a full suite of trace elements was analyzed using an aqua regia digestion followed by inductively-coupled plasma (ICP) analysis. Assay results and certificates were reported electronically by e-mail.

Fortuna samples were sent to the ALS Global sample preparation facility in Mendoza, Argentina. Following drying at 55°C, the samples were weighed and the entire sample crushed using a two-stage method, first with a jaw crusher to 1 cm, and then by cone crusher to 70 % passing 10 mesh. The entire crushed sample was then pulverized to a minimum of 95 % passing 80 mesh. Pulverized samples were then split using a riffle splitter to generate a 300 g subsample that was pulverized to 95 % passing 150 mesh. This subsample was then split again using a riffle splitter to generate three 100 g samples.

All samples were sent to accredited laboratories independent of Mansfield, Rio Tinto, and Fortuna.

Implementation of a quality assurance/quality control (“QAQC”) program is current industry best practice and involves establishing appropriate procedures and the routine insertion of standard reference material (SRMs), blanks, and duplicates to monitor the sampling, sample preparation and analytical process. Fortuna implemented a full QAQC program to monitor the sampling, sample preparation and analytical process for the 2016 drilling campaign in accordance with its companywide procedures. The program involved the routine insertion of SRMs, blanks, and duplicates. Evaluation of the QAQC data indicate that the data are sufficiently accurate and precise to support Mineral Resource estimation.

Data Verification

In 2009 an independent audit of the information used for the estimation of Mineral Resources and Mineral Reserves at the time was conducted by AMEC, and summarized in the KCA (2016a) Technical Report. The work included independent audits of the database, collar and downhole surveys, drill logs, assays, bulk density measurements, core recovery, and QAQC results.

The 2009 audit concluded that the data verification programs undertaken on the data collected from the Lindero Deposit up to 2009 supported the geologic interpretations, and the analytical and database quality, and therefore the data could support Mineral Resource and Mineral Reserve estimation.

Fortuna reviewed the work performed by AMEC and concurs with their opinion. Fortuna has conducted additional audits and verification of historical information used in prior Mineral Resource and Mineral Reserve estimates as well as verifying new data generated during the 2016 drilling campaign to support assumptions for a construction decision and the Mineral Resource and Mineral Reserve estimates reported in Section 14 and Section 15 of the Lindero Technical Report. The verification process focused on the database; collars and downhole surveys; lithologic logs; assays; metallurgical results; and geotechnical parameters. Fortuna checked all collar and downhole survey information for each campaign against source documentation and completed a hand-held GPS survey of randomly selected drill hole collars. The results showed a good agreement with locations in the database. In August 2016, Fortuna initiated a comprehensive program of relogging to verify the original lithologic descriptions.

Fortuna contracted Call & Nicholas Inc. (CNI) to validate all geotechnical data, data collection methods, slope stability analysis methods, and slope angle recommendations presented previously by other consultants to determine feasibility-level slope angle recommendations for design of the planned Lindero final pit.

The QP is of the opinion that the data verification programs performed on the data collected from the Project are adequate to support the geological interpretations, the analytical and database quality, and Mineral Resource estimation at the Lindero Project.

Mineral Processing and Metallurgical Testing

The Lindero Project has an extensive body of metallurgical investigation comprising several phases of testwork as indicated in the KCA (2016a) Technical Report, and summarized in Section 13 of the Lindero Technical Report. In general, the testwork was done to industry standards. However, some leach conditions set for the testwork made interpretation difficult. Reinterpretation of the raw test data provided the basis for advancing the metallurgical knowledge base for Fortuna.

Since September 2016, Fortuna has performed complementary metallurgical testwork in the areas of comminution, heap permeability and cement agglomeration, gold extraction in column tests, and copper removal with sulfidization-acidification-recycle-thickening (SART) technology with the purpose of confirming and optimizing process design criteria.

Table 1.1 shows key gold extraction results for 10-m columns from laboratory testwork, carried out in the first semester of 2017, on material cured in a cyanide solution and agglomerated. A 4 % deduction (absolute) has been used in the design to allow for the differences between laboratory and expected operational results.

Table 1.1     Key gold extraction results for 10-m columns

	Met Type	Met Type as Percentage of	Gold Extraction
Met Type	Description	Reserve	Laboratory	Field
			(%)	(%)
1	Fresh Intrusive	63	79.4	75.4
2	Oxide Porphyry	20	82.2	78.2
3	Fresh porphyry	9	82.5	78.5
4	Sediments	8	72.5	68.5
		Weighted average	79.7	75.7

Optimization of the process design has confirmed the benefit of the use of a high-pressure-grinding-roll (HPGR), the inclusion of cyanide cure of ore, and copper removal/cyanide recovery with a SART plant. Results indicate that these components allow for improved gold leaching kinetics and effective extraction of copper from the pregnant solution.

Ore will be crushed at a nominal rate of 18,750 tpd using a three-stage crushing system including a HPGR in the tertiary stage. A final crush size of P80 6.0 mm is projected. The crushed product will be agglomerated and cured with a cyanide solution and then conveyed to the leach pad. A mobile conveying and stacking system will be used to stack ore in 10-m-high lifts. The life-of-mine (LOM) leach pad area is projected at 105 ha with a maximum height of 110 m. Leaching will be carried out in two stages with a first stage of 30 days and a second stage of 60 days.

The gold pregnant solution will be pumped at a rate of 400 m3/hr to a SART plant, where copper in solution will be precipitated to maintain copper levels below 400 ppm in the solution. The Project contemplates an expansion of the pregnant solution flow rate from 400 m3/hr to 600 m3/hr in year four with the objective of reducing gold ounce inventory in the heap at the end of mining.

Following the SART plant, the pregnant solution will go to an adsorption, desorption, recovery (ADR) plant and then to electrowinning and refining where gold will be poured in doré bars. LOM recovery is estimated at 75%.

It is the opinion of the QP that the Lindero samples tested represent the orebody with respect to grade and metallurgical response. The differences between metallurgical lithologies are minimal with regard to extraction. Cyanide consumptions are higher with the more oxidized Met 2 samples as would be expected. Minimal metallurgical differences were expected after review of the historical work.

Physical differences appear to have greater impact on the processing of the Lindero met types. Of significant importance is the ability of the agglomerated ore to support the planned heap height.

No significant deleterious materials such as mercury or clays were noted in the samples tested.

A high level of metallurgical and process risk mitigation is incorporated in the process design with HPGR crushing, agglomeration and the SART plant. With these installations any expected short-term variation in ore composition (i.e. elevated soluble copper content) or physical properties (i.e. elevated gypsum levels or increased ore hardness at depth) can be accommodated in the normal course of operations.

Mineral Resources and Mineral Reserves

Mineral Resources have only been estimated for the Lindero Deposit.

Mineral Resource estimation of the Lindero Deposit involved the use of drill hole and channel sample data in conjunction with surface mapping to construct three-dimensional (3-D) wireframes to define individual lithologic structures and oxide–mixed–sulfide horizons. Drill hole samples were selected inside these wireframes, coded, composited and grade top cuts applied if applicable. Boundaries were treated as either soft, firm or hard with statistical and geostatistical analysis conducted on composites identified in individual lithologic units. Gold and copper grades were estimated into a geological block model consisting of 10 m x 10 m x 4 m selective mining units (SMUs). Grades were estimated using dynamic anisotropy by ordinary kriging (OK) and constrained within an ultimate pit shell based on estimated metal prices, costs, geotechnical constraints, and metallurgical recoveries to fulfill the expectation of reasonable prospects of eventual economic extraction. Estimated grades were validated globally, locally, and visually prior to tabulation of the Mineral Resources.

Mineral Reserves are exclusive of Mineral Resources and Mineral Reserve estimates have considered only Measured and Indicated Mineral Resources as only these categories can be considered Mineral Reserves (CIM, 2014). Subject to the application of modifying factors, Measured Resources may become Proven Reserves and Indicated Resources may become Probable Reserves.

Mineral Reserves and Mineral Resources exclusive of Mineral Reserves as of September 9, 2017 are reported in Table 1.2 and Table 1.3 respectively:

Table 1.2     Mineral Reserves as of September 9, 2017

Classification	Tonnes (000)	Au (g/t)	Cu (%)	Contained Metal
				Au (koz)
Proven	26,009	0.74	0.11	618
Probable	62,263	0.57	0.11	1,131
Proven + Probable	88,272	0.62	0.11	1,749

Table 1.3     Mineral Resources as of September 9, 2017

Classification	Tonnes (000)	Au (g/t)	Cu (%)	Contained Metal
				Au (koz)
Measured	610	0.24	0.06	5
Indicated	11,897	0.24	0.07	92
Measured + Indicated	12,507	0.24	0.07	97
Inferred	5,700	0.36	0.10	65

Notes:

•	Mineral Reserves and Mineral Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves

•	Mineral Resources are exclusive of Mineral Reserves

•	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

•	There are no known legal, political, environmental, or other risks that could materially affect the potential development of the Mineral Resources or Mineral Reserves at Lindero

•	Mineral Resources and Mineral Reserves are estimated and reported as of September 9, 2017

•	Eric Chapman, P.Geo. (APEGBC #36328) is the Qualified Person for resources and Edwin Gutierrez (SME Registered Member #4119110RM) is the Qualified Person for reserves, both being current or former employees of Fortuna Silver Mines Inc.

•	Mineral Reserves for Lindero are reported based on open pit mining within designed pit shells based on variable gold cut-off grades and gold recoveries by metallurgical type. Met type 1 cut-off 0.27 g/t Au, recovery 75.4%; Met type 2 cut-off 0.26 g/t Au, recovery 78.2%; Met type 3 cut-off 0.26 g/t Au, recovery 78.5%; and Met type 4 cut-off 0.30 g/t Au, recovery 68.5%. The cut-off grades and pit designs are considered appropriate for long-term gold prices of US$ 1,250/oz. Assumptions used in the pit design are the same as those for the resources

•	Lindero Mineral Resources are reported within a conceptual pit shell above a 0.2 g/t Au cut-off grade using a long-term gold price of US$ 1,250/oz, mining costs at US$ 1.67 per tonne of material, with total processing and process G&A costs of $7.84 per tonne of mineralized material and an average process recovery of 75%. The refinery costs net of pay factor were estimated to be US$ 6.90 per ounce gold. Slope angles are based on 3 sectors (39°, 42°, and 47°) consistent with geotechnical consultant recommendations

•	Totals may not add due to rounding

Mineral Reserves are estimated at 88.3 Mt as of September 9, 2017 which is sufficient for a thirteen-year LOM considering 350 days in the year for production and a capacity rate of 18,750 tpd. Expectation based on an optimized production schedule is for an annual average production of 129,000 troy ounces of gold.

Proven and Probable Mineral Reserves are estimated to contain 1.75 Moz gold, reflecting a 12 % decrease in contained gold ounces relative to the October, 2015 Mineral Reserve estimate. Variations are the result of:

•	A smaller ultimate pit shell based on updated metal prices, mining costs, and metallurgical recoveries resulting in a decrease in the Measured and Indicated Mineral Resources

•	2016 drilling which upgraded 12 Mt to Indicated Mineral Resources with a loss of that amount of Inferred Mineral Resources

•	Adjustments to the geological interpretation and estimation methodology

Mining methods

Lindero will be an owner-operated conventional open pit mining operation with a nominal rate of 18,750 tpd of ore and a life of pit operations of 13 years using existing reserves. The ratio of waste to ore over the LOM is 1.2 to 1. The key mining fleet equipment will be initially composed of six 91 tonne (100-ton) trucks and two 17 cubic yard wheel loaders.

In the initial two years, the operation will benefit from mining the higher-grade, outcropping portion of the deposit, with an average head grade of 0.90 g/t Au, and a low strip ratio of 0.77 to 1. For the initial four years, the average head grade is projected at 0.77 g/t Au, and a strip ratio of 1 to 1.

Mining costs benefit from short haul distances from the pit to the primary crusher and waste dumps. Maximum distances are in the range of 2 km. The LOM direct mining cost is estimated at US$ 1.1 per tonne moved.

The QP is of the opinion that:

•	The mining method being used is appropriate for the deposit being mined

•	The open pit, heap leach pad, stockpiles, waste dump designs, and equipment fleet selection are appropriate to reach production targets

•	The mine plan is based on successful mining philosophy and planning, and presents low risk

•	Inferred Mineral Resources are not included in the mine plan and are considered as waste

•	The mobile equipment fleet presented is based on simulations and bench marks to similar operations achieving similar production targets

•	All mine infrastructure and supporting facilities meet the needs of the current mine plan and production rate

•	Major planned maintenance of the main equipment, such as loaders and trucks, have been covered in sustaining capital by purchasing additional equipment that can replace any possible lost production hours and not impact production targets

•	The ancillary equipment appears to be undersized, especially dozers, but this would be covered by renting additional equipment as necessary

Recovery methods

Most of the major process concepts presented in the 2016 Technical Report such as: high pressure grind roll (HPGR)-crushing, cyanide heap leaching and carbon adsorption recovery, remain unchanged for the updated 2017 Lindero Technical Report. Additional physical and metallurgical understanding, developed by the testwork conducted by the Company in 2016 and 2017, resulted in modifications in the approach to these major process concepts for the Lindero Project as follows.

•	A concentrated cyanide cure was added to shorten the leach cycle and increase extraction

•	Agglomeration with cement was added to support a 110-m-high heap with the HPGR-crushed ore

•	Conveyor stacking was included from startup

•	Two-stage leaching was included to increase preg grades and reduce overall flowrate to the ADR plant

•	A SART plant was included to control the copper in solution

•	Leach solution flow will be increased 150 % in Year 4 to reduce in-heap gold inventory

Unit operations for the Lindero process were selected based on the physical and metallurgical needs of the Lindero ore to achieve maximum extraction of gold. No novel or untried technology will be employed in the process.

Project infrastructure

The QP is confident that all mine and process infrastructure and supporting facilities have been included in the general layout to ensure that they meet the needs of the mine plan and production rate and notes that:

•	The Project will have good year-round access with significant road improvements planned for stretches of road between Tolar Grande and the Fortuna camp

•	The Project site infrastructure has a compact layout footprint of approximately 60 ha

•	Power will be generated on-site by a contractor through an 8 MW capacity diesel oil plant

•	Electrical power will be generated on site under a contract power supply arrangement with a local company who specializes in such services

•	Total water requirements are 97.7 m3/hr and will be primarily sourced from two existing wells located 13km southeast of the Project site, along with an additional well to be drilled as part of construction activities

•	Most of the process buildings for the Lindero Project have been primarily designed as steel frame buildings with modular thermo-acoustic panels; in general, these are pre-engineered and pre-fabricated steel buildings which include all structural members, exterior doors and windows, roofs, insulation, interior and exterior wall panels and all connectors required to erect and assemble the buildings on-site

•	A permanent accommodation camp for 320 beds will be built for the LOM operation. For the construction period, temporary accommodations will be implemented to accommodate the peak of construction manpower estimated at 600 people

Market studies and contracts

No market studies are currently relevant as the Lindero Project will produce a readily-saleable commodity in the form of doré.

As of the effective date of the Lindero Technical Report, Fortuna has not entered into any material contracts required for the development of the Lindero Project including mining, concentrating, smelting, refining, transportation, handling, sales and hedging, and forward sales contracts or arrangements.

The gold price used for the base case cash flow analysis is $1,250/oz. Sensitivities with variable price projections have also been considered. The Lindero Project, like most gold projects, is highly sensitive to changes in the gold price.

The Lindero mine product will be doré bars containing an estimated gold content averaging 84 % for the Project life. Overall gold extraction in respect to ore placed on the heap leach is estimated to be approximately 75%.

The QP has reviewed the information provided by Fortuna on marketing, contracts, metal price projections and exchange rate forecasts and notes that the information provided is consistent with the source documents used, and that the information is consistent with what is publicly available regarding industry norms. The information can be used in mine planning and economic analyses for the Lindero Project in the context of the Lindero Technical Report.

Environmental studies and permitting

In November 2010, Mansfield submitted an Environmental Impact Assessment (EIA) for the Lindero Project, and in November 2011 received approval through the issue of the Declaración de Impacto Ambiental (DIA). Approval of the EIA represents formal approval for mine construction, allowing excavation to proceed. Environmental law requires that the EIA be updated biannually with the current report submitted in December 2015 and an updated report planned for submission in March 2018.

Mansfield received a mine permit to build a heap-leach gold mine at up to 30,000 tpd as detailed in the Pre-Feasibility Study (AMEC, 2010b).

The Salta Provincial authorities have approved the building and electrical permits that Mansfield requires to commence construction at Lindero. Electrical, structural, building and seismic plans have been reviewed and approved by COPAIPA (Dec 2013), the professional engineering institution that overlooks all construction in Salta Province. Mansfield is planning to submit additional information to COPAIPA in 2017 to obtain the permits for construction of the agglomeration and SART plants that have been added to the process design. Mansfield does not foresee any issues in obtaining the necessary permits to complete construction and commence operation at Lindero.

In addition, a formal public declaration of support for the Lindero development has been issued by the provincial government, recognizing Lindero as the priority development project for the Salta Province.

Environmental risks during the closure stage will be reduced by remediation and monitoring work. At the closure stage, soil will be contoured by heavy machinery to minimize the long-term impact of mining activity, and return the topology of the land to resemble prior conditions. However, the movement of soil, and thus the risk, will be significantly less than in the mining operations stage.

One social-environmental risk will be the completion of contracts of employment directly, or indirectly, through contractors, and the surrounding communities. It will be imperative to implement measures to mitigate this impact during the whole period of mine operation.

A significant environmental risk will also be present during the closure of facilities, which will cause significant production of non-hazardous industrial waste and hazardous products from the movement of heavy machinery. It will be essential to establish clear environmental policies with the contractors during this process.

It is the opinion of the QPs that the appropriate environmental, social and community impact studies have been conducted to date at Lindero. Mansfield has maintained all necessary environmental permits that are the prerequisites for the granting of construction permits that will need to be obtained upon completion of detailed engineering designs for the Project infrastructure.

Capital and operating costs

Capital and operating costs for the Lindero Project were estimated by Fortuna with the assistance of Elbow Creek, Allard Engineering Services, and Saxum Engineered Solutions (Saxum), a local engineering firm. These costs are based on the design outlined in the Lindero Technical Report, and are considered to have an accuracy of +/-15%. All costs are in second and third quarter 2017 US dollars (US$). No escalation factors have been applied to any costs, present or future capital. The total mine capital cost is estimated to be US$ 282 million.

Expansion (future) capital for the Project includes the Phase 2 leach pad construction in Year 3, and expansion of the ADR plant and solutions handling in the leach pad area in Year 3. The total future capital is estimated at US$ 113 million.

Closure and reclamation costs are estimated at US$ 35 million, incurred in Year 13 through Year 17.

The total LOM operating cost for the Lindero Project is US$ 10.32 per tonne of ore processed.

Costs were estimated primarily by Fortuna for mine pre-production and mine equipment costs. Saxum provided cost estimates for major and secondary equipment, buildings, infrastructure and major contracts. All equipment and material requirements are based on the design information described in the Lindero Technical Report. Capital cost estimates have been made primarily using budgetary supplier quotes for all major and most minor equipment items, and major construction contract unit rates. Where supplier quotes were not available for minor items, a reasonable cost estimate was made based on supplier quotes in Saxum’s project files. All capital cost estimates are based on the purchase of equipment quoted new from the manufacturer, or estimated to be fabricated new.

Economic analysis

The results of the economic analysis discussed in the Lindero Technical Report represent forward-looking information as defined under Canadian securities law. The results depend on inputs that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for gold and other metals; technological and operational hazards during the development of the project; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; the timing and availability of financing; governmental and other approvals; political unrest or instability; labor relations issues; as well as those factors discussed under “Risk Factors” in Fortuna’s Annual Information Form for fiscal 2016. Although Fortuna has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the Lindero Technical Report, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

The Lindero Project economics were evaluated using a discounted cash flow (DCF) method, which estimates the net present value (NPV) of future cash flow streams. The final economic model was developed by Fortuna using the following assumptions:

•	Period of analysis of 16 years (includes one year of pre-production and investment), 13 years of production, and two years for closure and reclamation

•	Gold price of US$ 1,250/oz

•	Processing rate of 18,750 tpd ore

•	Metallurgical recovery of 75%

•	Initial capital and operating costs as developed in Section 16.5 and 21 of the Lindero Technical Report

•	Closure capital costs as outlined in Section 20 of the Lindero Technical Report

The Lindero Project shows an NPV of US$ 130 million after tax using a discount rate of 5%, with an internal rate of return (IRR) of 18%, and a payback period of 3.6 years, based on the LOM production plan, assumed metal prices, and integrated leaching treatment of gold and copper.

NPV and IRR display the greatest sensitivity to gold metal prices and metallurgical recoveries according to the sensitivity analysis.

The QP considers the financial model to be a reasonable estimate of the economic situation at Lindero and based on the assumptions in the Lindero Technical Report, the Lindero Project shows a positive DCF over the LOM and supports the Mineral Reserve estimate. The mine plan is achievable under the set of assumptions and parameters presented.

Other Relevant Data and Information

Goldrock commissioned Vector Argentina SA (Ausenco; 2009a, b) and Conhidro (2013) to conduct a hydrologic study of the Project area, during the detailing of the environment base line map and EIA study. As part of the study, the Rio Grande hydrologic basin was defined through the evaluation of various field parameters and review of satellite images. The basin was determined to be 1,687 km2 in size. Exploration for groundwater resources was undertaken, and successfully identified possible sources.

A number of geotechnical studies were performed at the Lindero Project and reviewed by CNI. Those studies form the basis for the pit slope estimates used in the mining model. Included in the studies were geotechnical surveys for heap leach and waste dumps. These studies are considered by the Lindero Technical Report to be consistent with industry practices and adequate to support mine design.

Conclusions, Risks, and Opportunities

The Lindero Technical Report represents the most accurate interpretation of the Mineral Reserve and Mineral Resource available as of the effective date of the Lindero Technical Report. The conversion of Mineral Resources to Mineral Reserves was undertaken using industry-recognized methods, and estimated operational costs, capital costs, and plant performance data. Thus, it is considered to be representative of future operational conditions. The Lindero Technical Report has been prepared with the latest information regarding environmental and closure cost requirements.

A number of opportunities and risks were identified by the QPs during the evaluation of the Lindero Project.

Opportunities include:

•	Once mining commences there is an opportunity to collect additional geotechnical data from the open pit that could support an increase in final pit slope angles, potentially decreasing stripping ratios and/or increasing Mineral Reserves.

•	The Arizaro porphyry system is not included in the current mine plan. However, it represents upside opportunity for the Project if a satellite operation can be developed on the deposit.

•	Infill drilling could support the conversion of Inferred Resources to Measured or Indicated Resources and, with the appropriate studies, to Mineral Reserves. This represents additional upside potential for the planned operation.

•	The Lindero porphyry gold system remains open at depth below the pit shell constrained reported reserves and resources. An area of interest has been identified by Fortuna during the drilling campaign carried out in 2016 with drill hole LDH-126 encountering 0.97 g/t Au over a 38 m interval (refer to discussion in Section 10). This is supported by historical drilling from 2007 including drill hole LDH-86 averaging 1.06 g/t Au over a 52 m interval which bottomed in mineralization. These intercepts warrant follow-up drill testing.

•	There are a number of local exploration targets within the concession boundary, that with further work, represent upside opportunity to identify mineralization that can potentially add to the resource base.

•	If historical samples are assayed for cyanide-soluble copper, there is an opportunity to construct a metallurgical model and incorporate this into the scheduling and process design. This would support optimization of blending strategies and better understanding of recoverable copper as a by-product from the SART plant. Improved copper recoveries could have a minor positive impact on the mine economics.

•	Performance of the equipment can be tracked with the implementation of a fleet management system to record the main key performance indicators (KPI’s) which will provide an opportunity to improve utilization and time loss productivity.

•	Once mining commences there is an opportunity to conduct additional blasting fragmentation analysis so as to improve mining productivity and optimize mining costs.

Risks include:

•	Local behavior of cyanide-soluble copper is not fully understood, and cannot be modeled due to a lack of assays from historical core. Levels of soluble copper could be higher than anticipated in certain areas of the deposit requiring adjustments to mine plans and schedules to reduce the impact in the plant. The introduction of a SART plant has greatly reduced the potential impact of soluble copper at the Project.

•	Delaying the acquisition of fleet equipment could cause delays in the execution of certain activities. It is therefore imperative that a clear schedule of lead times is established, and equipment purchased in a timely manner to ensure on time delivery.

•	Fortuna calculates that two loaders are needed from Year 3 onwards, but simulations indicate that three may be required in Year 2. Once mining commences and data on loader productivity is collected, a new fleet simulation should be performed to confirm if a third loader is required in Year 2 and if so how this will affect sustaining capital expenditure.

•	There is a risk that two dozing machines in the original capital estimate are insufficient. Fortuna plans to mitigate this risk by renting additional ancillary equipment as required.

•	There is a risk that haul truck tire life of 8,500 hours is higher than can be achieved at the operation, which could lead to marginally higher operating costs than anticipated.

Recommendations

Recommendations for the next phase of work have been broken into those related to ongoing exploration activities and those related to additional technical studies. Recommended work programs are independent of each other and can be conducted concurrently unless otherwise stated and include:

•	Continued work at Arizaro that focuses on the controls of lithology, structure, and alteration on mineralization so as to determine the suitability of material as a potential feed for the Lindero plant and to support the estimation of Mineral Resources. It is recommended that a 2,000-m reverse circulation (RC) drill program (approximately 100 holes at a 75 m spacing) is conducted at a cost of approximately US$ 500,000.

•	An infill drill program involving the drilling of approximately 3,000-m of RC drill holes is recommended to improve the geological understanding of material planned for extraction in Years 1 and 2 of the mine. The cost of such a program is estimated at approximately US$ 750,000.

•	Exploration work to date on the Lindero concession has been focused on outcropping porphyry mineralization. It is recommended that the Company evaluate the property for mineralization beyond the two known porphyry systems at Lindero and Arizaro. For example, alteration zones and silica structures located within the concession, 2.5 km due south of the Lindero Project site, remain open for evaluation. Exploration work would primarily involve mapping and carry no additional cost to the Lindero Project.

•	It is recommended that a drill hole spacing study be conducted to establish the density of sampling that is required to reduce the grade variability to acceptable levels for specified extraction time frames in respect to infill and blast control drilling. This will be used to support the estimated meters of infill drilling. The study can be conducted either inhouse (at no cost) or by external consultants, at an estimated cost of US$ 25,000.

•	Additional analysis is recommended into the mine operating and ore control process, in particular, the usage of optimum dig lines for open pit grade control, with the objective of minimizing ore loss and maximizing profit. The cost of licenses and implementing such software is estimated at US$ 276,000.

•	A fleet management system should be considered for KPI purposes, which will provide an opportunity to improve utilization and time loss productivity. The cost of licenses and implementing such software is estimated at US$ 1.5 million.

•	The cement in each lift on the heap will cure for several months before another lift is placed. It may be several years before any block of agglomerated ore receives 110 m of loading. It is recommended that a long-term stacking test be conducted to see if ageing will improve the ability of the ore to support the 110 m height with less cement. The estimated cost of the testwork is US$ 20,000.

•	The high static holdup (adsorbed moisture) in the heap makes the secondary leach at 6 l/hr/m2 inefficient when the heap height increases. There is a possibility that a surface tension modifier may reduce the amount of adsorbed moisture in the heap reducing the inventory. The estimated cost of the testwork is US$ 20,000.

[End of Extract of Summary from Lindero Technical Report]

Update on Commissioning and Production at the Lindero Mine

Please refer to “General Development of the Business” for an update on the development, commissioning and production at the Lindero Mine.

DIVIDENDS

The Company has not to date paid any dividends on its Common Shares nor does it intend to pay any dividends on its shares in the immediate future as management anticipates that all available funds will be invested to finance further acquisition, exploration and development of its mineral properties.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The Company’s authorized share capital is an unlimited number of Common Shares without par value. All Common Shares of the Company rank equally as to dividends, voting powers and participation in assets and in all other respects.

Voting

The holders of Common Shares are entitled to receive notice of, attend and vote at any meeting of the shareholders of the Company. Each Common Share carries one vote per share. There are no voting right ceilings attached to the Common Shares.

Dividends

The holders of Common Shares are entitled to receive on a pro-rata basis such dividends as the Board from time to time may declare, out of funds legally available therefor.

Rights on Dissolution

In the event of a liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, the holders of the Common Shares have the right to receive on a pro-rata basis all of the assets of the Company remaining after payment of all of the Company’s liabilities.

Pre-emptive, Conversion and Other Rights

No pre-emptive, redemption, retraction, exchange, sinking fund or conversion rights are attached to the Common Shares, and the Common Shares, when fully paid, will not be liable to further call or assessment. No other class of shares may be created without the approval of the holders of the Common Shares.

Debentures

In October 2019, the Company issued $46 million aggregate principal amount of Debentures by way of a public offering at a price of $1,000 per Debenture. The Debentures are senior subordinated unsecured convertible securities of the Company. Refer to “Three- Year History- Recent Developments and Financings”.

The Debentures mature on October 31, 2024 and bear interest at a rate of 4.65 percent per annum, payable semi-annually in arrears on the last business day of April and October in each year, commencing on April 30, 2020. The Debentures are convertible at the holder’s option into Common Shares at a conversion price of US$5.00 per share, representing a conversion rate of 200 Common Shares per US$1,000 principal amount of Debentures, subject to adjustment in certain circumstances. The Debentures are governed by way of a debenture indenture (the “Indenture”) between the Company and Computershare Trust Company of Canada dated October 2, 2019. The Debentures are transferable and are listed for trading on the TSX.

Adjustment of Conversion Price

The Indenture provides for the adjustment of the conversion price upon certain events including: (i) the subdivision or consolidation of the outstanding Common Shares; (ii) the issue of Common Shares or securities convertible into Common Shares by way of stock dividend or other distribution to all or substantially all holders of Common Shares; (iii) the issue of rights, options or warrants to all or substantially all of the holders of Common Shares entitling them to acquire Common Shares or other securities convertible into Common Shares in certain circumstances and (iv) the distribution to all or substantially all holders of Common Shares of any other class of shares, rights, options or warrants, evidences of indebtedness or assets, at less than 95 percent of the then Current Market Price (as defined below) of the Common Shares.

Redemption

The Debentures may not be redeemed (a “Redemption”) by the Company prior to October 31, 2022, except if certain conditions are satisfied following a Change of Control (as defined below). On or after October 31, 2022 and prior to October 31, 2023, the Debentures may be redeemed by the Company, in whole or in part from time to time, on not more than 60 days and not less than 30 days prior notice (a “Redemption Notice”), at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, if any, up to but excluding the date set for Redemption, provided that the arithmetic average of the volume weighted average trading price of the Common Shares (as defined herein) on the NYSE for the 20 consecutive trading days ending five trading days prior to the date on which the Redemption Notice is provided (the “Current Market Price”) is at least 125 percent of the conversion price, subject to regulatory approval. On or after October 31, 2023 and prior to the maturity date, the Debentures may be redeemed in whole or in part at the option of the Company on not more than 60 days and not less than 30 days prior notice, at a price equal to their principal amount plus accrued and unpaid interest, if any, up to but excluding the date set for Redemption.

Change of Control

Within 30 days of the Company giving notice of the occurrence of: (i) the acquisition by any person or group of persons acting jointly or in concert (within the meaning of National Instrument 62-104 - Take-Over Bids and Issuer Bids as at the date of the Indenture) of ownership of, or voting control or direction over, fifty percent (50%) or more of the then outstanding Common Shares; or (ii) the sale or other transfer of all or substantially all of the consolidated assets of the Company (each, a “Change of Control”), the holders of the Debentures (the “Debentureholders”) may require the Company to repurchase their Debentures then outstanding at a price equal to 100 percent of the principal amount of the Debentures plus accrued and unpaid interest thereon, from and including the last Interest Payment Date (as defined in the Indenture) to, but not including the purchase date. If holders of 90 percent of the aggregate then outstanding principal amount of Debentures tender to the Change of Control offer, the Company will have the option to call the remaining Debentures. A Change of Control will not include a sale, merger, reorganization, arrangement or similar transaction if the previous holders of the Common Shares hold at least fifty percent (50%) of the voting control or direction in such merged, reorganized, arranged or other continuing entity.

In the event of an acquisition of the Company where the consideration includes 10 percent or more in cash or assets or shares (other than publicly traded shares), then, subject to regulatory approval, Debentureholders will be entitled to convert their Debentures within a specified timeframe, in whole or in part, and receive, in addition to the number of Common Shares that such holders are otherwise entitled to receive upon such conversion, an additional number of Common Shares per $1,000 principal amount of Debentures converted as set forth in the Indenture.

Payment of Principal Upon Redemption of Maturity

Subject to applicable securities laws and regulatory approval and provided that no Event of Default (as defined in the Indenture) has occurred and is continuing, the Company may, at its option, elect to satisfy its obligation to pay the principal amount of the Debentures and accrued and unpaid interest on redemption or at maturity, in whole or in part, through the issuance of freely tradable Common Shares upon at least 30 days and not more than 60 days prior notice, by issuing and delivering that number of Common Shares, as applicable, obtained by dividing the principal amount of the Debentures and all accrued and unpaid interest thereon by 95 percent of the Current Market Price on the date of redemption or maturity, as applicable.

MARKET FOR SECURITIES

Common Shares

The Company’s Common Shares were listed and posted for trading on the TSX Venture Exchange until January 18, 2010 when the Company graduated to the TSX. On September 19, 2011, the Company’s Common Shares were listed and posted for trading on the NYSE. The Company’s shares currently trade on the NYSE under the symbol “FSM”, on the TSX under the symbol “FVI”, and on the Frankfurt Open Market, the unofficial market organized by Deutsche Börse in Germany, under the symbol “F4S”.

Trading Prices and Volume

The following table sets forth the high and low sale prices and trading volumes of the Common Shares on the TSX and the NYSE during the fiscal year ended December 31, 2020:

Toronto Stock Exchange

Month	High (CAD$)	Low (CAD$)	Volume
December 2020	10.66	7.98	12,506,582
November 2020	10.55	7.59	19,031,100
October 2020	9.83	8.19	16,923,600
September 2020	10.47	7.84	29,332,800
August 2020	9.73	7.86	21,925,400
July 2020	9.82	6.42	27,902,500
June 2020	6.91	5.61	26,962,800
May 2020	6.25	4.00	23,032,500
April 2020	4.51	2.86	24,315,300
March 2020	4.59	2.05	25,658,400
February 2020	5.51	3.77	8,696,000
January 2020	5.58	4.76	9,841,100

New York Stock Exchange

Month	High ($)	Low ($)	Volume
December 2020	8.39	6.26	66,602,900
November 2020	8.11	5.81	71,258,800
October 2020	7.50	6.15	63,841,200
September 2020	7.95	5.84	98,738,600
August 2020	7.37	5.91	88,203,600
July 2020	7.35	4.73	106,393,700
June 2020	5.10	4.12	104,625,900
May 2020	4.53	2.86	72,151,900
April 2020	3.27	2.02	78,201,700
March 2020	3.43	1.47	89,643,300
February 2020	4.13	2.80	42,375,100
January 2020	4.23	3.64	48,504,700

Debentures

The Debentures are listed for trading on the TSX under the trading symbol “FVI.DB.U.”

Trading Prices and Volume

The following table sets forth the high and low sale prices and trading volumes of the Debentures on the TSX during the fiscal year ended December 31, 2020:

Toronto Stock Exchange

Month	High (CAD$)	Low (CAD$)	Volume(1)
December 2020	170.25	145.82	89,000
November 2020	174.15	140.00	502,000
October 2020	156.00	144.68	34,000
September 2020	157.00	141.00	173,000
August 2020	154.34	125.02	250,000
July 2020	151.00	117.00	382,000
June 2020	111.31	107.51	41,000
May 2020	114.36	95.00	113,000
April 2020	100.00	84.24	314,000
March 2020	105.00	101.00	454,000
February 2020	111.00	109.00	4,221,000
January 2020	115.00	110.00	3,215,000

(1)            Represents the total quantity of Debentures traded on the TSX for the applicable month.

Prior Sales

The following table summarizes the issuances of share-settled restricted share units (“RSUs”) and performance share units (“PSUs”) by the Company during the financial year ended December 31, 2020, which securities are not listed or quoted on a market place, and the issuances of Common Shares upon the vesting of RSUs, PSUs and the exercise of stock options during the aforementioned year.

Date Issued	Issue/Exercise Price	Number and Type of Security Issued	Reason for Issuance
March 16, 2020	CAD$4.83	190,174 Common Shares	Settlement of PSUs and RSUs
March 19, 2020	CAD$6.20	305,530 Common Shares	Settlement of PSUs and RSUs
April 20, 2020	CAD$3.32	815,220 RSUs	Grant
May 20, 2020	$3.00	23,000,000 Common Shares	Public Offering
May 29, 2020	CAD$6.35	195,375 Common Shares	Settlement of RSUs
June 5, 2020	CAD$7.15	1,469 Common Shares	Settlement of RSUs
Sept. 3, 2020	CAD$6.35	64,227 Common Shares	Option Exercise
Sept. 3, 2020	CAD$6.20	63,941 Common Shares	Option Exercise
Sept. 14, 2020	CAD$6.35	41,822 Common Shares	Option Exercise
Sept. 14, 2020	CAD$6.20	41,636 Common Shares	Option Exercise

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Shareholding

The Board presently consists of six directors. The directors will hold office until the next annual general meeting of the Company or until their successor is elected or appointed, unless their office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the British Columbia Business Corporations Act.

The following are the full name, place of residence, position with the Company, and principal occupation within the preceding five years of each of the directors and executive officers of the Company as at the date of this AIF:

Name, Position and Residency (1)	Principal Occupation or Employment (1)	Period as a Director of the Company
JORGE GANOZA DURANT President, Chief Executive Officer & Director Lima, Peru	President & CEO of the Company.	December 2, 2004 to present
DAVID LAING (3) (4) (5) Chair of the Board and Director British Columbia, Canada

Mining Engineer; Independent Mining Consultant, November 2018 to present; Chief Operating Officer of Equinox Gold Corp. and predecessors (mining), August 2016 to November 2018; Chief Operating Officer of True Gold Mining Inc. (mining), June 2015 to April 2016.

September 26, 2016 to present
MARIO SZOTLENDER (5) Director Caracas, Venezuela	Independent Consultant and Director of several public mineral exploration companies.	June 16, 2008 to present
DAVID FARRELL (2) (3) (4) Director British Columbia, Canada	President of Davisa Consulting (a private consulting company).	July 15, 2013 to present
ALFREDO SILLAU (2) (3) (5) Director Lima, Peru	Managing Partner, CEO and Director of Faro Capital (investment management).	November 29, 2016 to present

KYLIE DICKSON (2) (4) Director British Columbia, Canada

Corporate Director, Financial Consultant; Director and Audit Committee Chair of Star Royalties Ltd. (royalties and streaming), November 2020 to present; Vice-President, Business Development of Equinox Gold Corp. and predecessors (mining), April 2017 to March 2020; Chief Financial Officer of JDL Gold Corp. until its acquisition of Luna Gold Corp. (mining), October 2016 to April 2017; Chief Financial Officer of Anthem United Inc. (mining), March 2014 to October 2016.

August 16, 2017 to present
LUIS GANOZA DURANT Chief Financial Officer Lima, Peru	Chief Financial Officer of the Company.	N/A
MANUEL RUIZ-CONEJO Vice-President of Operations Lima, Peru	Vice-President of Operations of the Company.	N/A
JOSE PACORA Vice-President of Project Development Lima, Peru	Vice-President of Project Development of the Company.	N/A
DAVID VOLKERT Vice-President of Exploration British Columbia, Canada	Vice-President of Exploration of the Company, August 2016 to present; President / Chief Executive Officer of Paget Minerals Corp. (mineral exploration), January 2010 to August 2016.	N/A
ERIC CHAPMAN Vice-President of Technical Services British Columbia, Canada

Vice-President of Technical Services of the Company, January 2017 to present; Corporate Head of Technical Services of the Company, July 2016 to December 2016; Mineral Resource Manager of the Company, April 2011 to July 2016.

N/A

As at December 31, 2020, the directors and executive officers of the Company beneficially owned or had control or direction over, directly or indirectly, an aggregate of 1,879,205 Common Shares, representing approximately 1.0 percent of the issued Common Shares of the Company.

Notes:

(1)	The information as to country of residence, principal occupation, and Common Shares held is not within the knowledge of the management of the Company and has been furnished by the respective individuals.

(2)	Member of the Audit Committee of the Company.

(3)	Member of the Compensation Committee of the Company.

(4)	Member of the Corporate Governance and Nominating Committee of the Company.

(5)	Member of the Sustainability Committee of the Company.

Cease Trade Orders or Bankruptcies

On April 3, 2017, a management cease trade order (“MCTO”) was issued by the British Columbia Securities Commission and other Canadian provincial securities regulatory authorities pursuant to National Policy 12-203 Management Cease Trade Orders in connection with the late filing of the Company’s annual audited financial statements and related MD&A for the years ended December 31, 2016 and 2015 and the AIF for the year ended December 31, 2016 (the “Annual Documents”). The MCTO prohibited the Chief Executive Officer and the Chief Financial Officer of the Company from trading in securities of the Company until the Company completed the required filing of the Annual Documents as well as its Interim Financial Documents (as defined below) for the first quarter of 2017, and the regulator revokes the MCTO.

The Annual Documents were filed on May 15, 2017. Due to the delay in finalizing the Annual Financial Documents, the Company was delayed in filing its interim financial statements and related MD&A for the three months ended March 31, 2017 and 2016 (together, the “Interim Financial Documents”). The Company filed the Interim Financial Documents on May 24, 2017, and the MCTO was revoked by the British Columbia Securities Commission on May 25, 2017.

Other than as set forth above, as at the date of the AIF and during the 10 years prior to the date of the AIF, none of the directors or executive officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

(a)	is or has been a director or executive officer of any company (including the Company), that while that person was acting in that capacity:

(i)	was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, other than as disclosed above;

(ii)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer and shareholder.

Penalties or Sanctions

As at the date of the AIF and during the 10 years prior to the date of the AIF, none of the directors or officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Conflicts of Interest

There are no existing or potential material conflicts of interest between the Company or any of its subsidiaries and a director or officer of the Company or any subsidiary.

AUDIT COMMITTEE

Pursuant to the provisions of National Instrument 52-110 Audit Committees (“NI 52-110”), the Company’s Audit Committee has adopted a written charter (the “Charter”) that sets out its mandate and responsibilities. The Charter is attached hereto as Schedule “A”.

The Audit Committee is presently comprised of Kylie Dickson, Alfredo Sillau and David Farrell. All members of the Audit Committee are “independent” and “financially literate”, within the meanings given to those terms in NI 52-110.

The education and experience of the Audit Committee members that is relevant to the performance of their responsibilities as Audit Committee members is as follows:

Audit Committee Member	Education and Experience
Kylie Dickson

Ms. Dickson is a Canadian Chartered Professional Accountant, Chartered Accountant (CPA,CA) with more than 13 years’ experience working with publicly traded resource companies. She received her Bachelor of Business Administration degree in Accounting from Simon Fraser University. She is the Audit Committee Chair of Star Royalties Ltd., and she previously held the positions of Vice-President, Business Development of Equinox Gold Corp. and Chief Financial Officer of several mineral exploration and mining companies. Prior to her work with public companies, Ms. Dickson was an audit manager in the mining group of a major audit firm.

Alfredo Sillau

Mr. Sillau is Managing Partner, CEO and Director of Faro Capital, an investment management firm that manages private equity and real estate funds. Previously, he headed the business development in Peru for Compass Group, a regional investment management firm, until late 2011. As CEO of Compass, Mr. Sillau actively took part in the structuring, promoting and management of investment funds with approximately US$500 million in assets under management. Mr. Sillau is a graduate of Harvard Business School. His background has given him the required experience to understand and assess the general application of the accounting principles used by the Company and to understand internal controls and procedures for financial reporting.

David Farrell

Mr. Farrell is President of Davisa Consulting, a private consulting firm working with junior to mid-tier global mining companies. He formerly was Managing Director of Mergers & Acquisitions at Endeavour Financial where he successfully closed over $25 billion worth of M&A transactions for junior and mid-tier natural resource companies. Before his 12 years at Endeavour Financial, David was a lawyer at Stikeman Elliott LLP, working in Vancouver, Budapest and London. Mr. Farrell graduated from the University of British Columbia with a B.Comm. (Honours, Finance) and an LL.B and was called to the bar in both British Columbia and England. In addition, he has completed the ICD-Rotman Directors Education Program and been awarded the ICD.D designation. His background has given him the required experience to understand and assess the general application of the accounting principles used by the Company and to understand internal controls and procedures for financial reporting.

The auditor of the Company obtains, as necessary, the pre-approval of the Audit Committee for any anticipated additional services required of the auditor for the coming fiscal year. If other service requirements arise during the year, the Audit Committee pre-approves such services at that time, prior to the commencement of such services.

During the Company’s most recently completed fiscal year, no services were performed by the Company’s auditor pursuant to the De-Minimus Non-audit Services exemption contained in NI 52-110.

During the Company’s most recently completed fiscal year, the Company’s auditor performed certain non-audit services. Fees and out-of-pocket costs charged by the auditor during the last two fiscal years are as follows:

	2019(1) (2)	2020(2)
Audit Fees	1,007,200	982,150
Audit-Related Fees	21,000	15,500
Tax Fees	Nil	2,230
All Other Fees	Nil	Nil
	1,028,200	999,880

Notes:

(1)	Restated to include auditor’s out-of-pocket costs.

(2)	US dollars.

“Audit Fees” are the aggregate amounts billed for the audit of the Company’s consolidated annual financial statements, and review of the interim financial statements. These amounts include services relating to the Company’s securities offering documents.

“Audit-Related Fees” are amounts charged for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees”. The amounts charged in 2019 and 2020 include services for attestation engagements.

“Tax Fees” are amounts for professional services rendered for tax compliance and tax advice on actual or contemplated transactions.

“All Other Fees” are amounts not included in the categories above.

LEGAL PROCEEDINGS

Other than the Administrative Proceedings and the Amparo Proceedings referred to in the “Risk Factors” section of this AIF, there are no known legal proceedings involving an amount exceeding 10 percent of the current assets of the Company to which the Company is a party or which any of its properties is the subject during the most recently completed financial year, or any such proceedings known to the Company to be contemplated.

TRANSFER AGENT AND REGISTRAR

The Common Shares are listed for trading on the TSX in Canada and on the NYSE in the United States. The Debentures are only listed for trading on the TSX. The Company’s transfer agent and registrar for its Common Shares and Debentures is Computershare Trust Company, at its offices in Vancouver, BC and Toronto, ON. The Company’s co-transfer agent and registrar for its Common Shares in the United States is Computershare Trust Company, N.A. at its office in Golden, Colorado.

MATERIAL CONTRACTS

In connection with the 2020 Financing described in this AIF under the heading “General Development of the Business – Three-Year History and Recent Developments”, the Company entered into an underwriting agreement dated May 13, 2020 with the 2020 Underwriters, pursuant to which the 2020 Underwriters agreed to buy Common Shares on a bought-deal basis. The Company paid a commission to the Underwriters of $0.15 per Common Share issued in the 2020 Financing, and reimbursed certain expenses of the 2020 Underwriters incurred in connection with the 2020 Financing.

In connection with the 2019 Financing described in this AIF under the heading “General Development of the Business – Three-Year History and Recent Developments”, the Company entered into the Indenture. Refer to “Description of Capital Structure – Debentures”.

Other than as disclosed in this AIF and other than those entered into in the ordinary course of the Company’s business, there are no contracts that are material to the Company and that were entered into during the most recently completed fiscal year ended December 31, 2020 or before the most recently completed financial year, but are still in effect as of the date of this AIF.

INTERESTS OF EXPERTS

Names of Experts

The following are the names of persons or companies: (a) that are named as having prepared or certified a report, valuation, statement or opinion included in a filing, or referred to in a filing made under National Instrument 51-102 – Continuous Disclosure Obligations during or relating to the fiscal year ended December 31, 2020; and (b) whose profession or business give authority to the report, valuation, statement or opinion made by the person or the Company:

•	KPMG LLP provided an auditors’ report dated March 9, 2021 in respect of the Company’s consolidated financial statements for the years ended December 31, 2020 and 2019.

Interests of Experts

KPMG LLP is the independent registered public accounting firm of the Company and is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s Management Information Circular for the most recent annual meeting of shareholders. Additional financial information is provided in the Company’s audited financial statements for the fiscal year ended December 31, 2020 and the management’s discussion and analysis thereon. The foregoing disclosure documents, along with additional information relating to the Company are available for viewing on SEDAR at www.sedar.com.

Schedule “A”

FORTUNA SILVER MINES INC.

(the “Company”)

AUDIT COMMITTEE CHARTER

PURPOSE

The primary function of the Audit Committee is to assist the Board of Directors of the Company (the “Board”) in fulfilling its oversight responsibilities by reviewing the financial information to be provided to the shareholders and others, the systems of internal controls and management information systems established by the senior officers of the Company (“Management”) and the Company’s internal and external audit process and monitoring compliance with the Company's legal and regulatory requirements with respect to its financial statements.

The Audit Committee is accountable to the Board. In the course of fulfilling its specific responsibilities hereunder, the Audit Committee is expected to maintain an open communication between the Company’s external auditors and the Board.

The Audit Committee does not plan or perform audits or warrant the accuracy or completeness of the Company's financial statements or financial disclosure or compliance with generally accepted accounting procedures as these are the responsibility of Management.

RESPONSIBILITIES

Subject to the powers and duties of the Board, the Board hereby delegates to the Audit Committee the following powers and duties to be performed by the Audit Committee on behalf of and for the Board. Nothing in this Charter is intended to or does confer on any member a higher standard of care or diligence than that which applies to the directors as a whole.

External Auditors

The Audit Committee has primary responsibility for the selection, appointment, dismissal, compensation and oversight of the external auditors, subject to the overall approval of the Board. For this purpose, the Audit Committee may consult with Management.

The external auditors shall report directly to the Audit Committee.

Also, the Audit Committee:

a.	recommends to the Board:

i.	whether the current external auditors should be nominated for reappointment for the ensuing year and if applicable, select and recommend a suitable alternative for nomination; and

ii.	the amount of compensation payable to the external auditors;

b.	resolves disagreements, if any, between Management and the external auditors regarding financial reporting;

c.	provides the Board with such recommendations and reports with respect to the financial statements of the Company as it deems advisable;

d.	takes reasonable steps to confirm the independence of the external auditors, including but not limited to pre-approving any non-audit related services provided by the external auditors to the Company or the Company's subsidiaries, if any;

e.	confirms that the external auditors are a 'participating audit' firm for the purpose of National Instrument 52-108 Auditor Oversight and are in compliance with governing regulations;

f.	reviews the plan and scope of the audit to be conducted by the external auditors of the Company;

g.	reviews and evaluates the performance of the external auditors; and

h.	reviews and approves the Company’s hiring policy regarding partners, employees and former partners and employees of the Company’s present and former external auditors.

Audit and Review Process and Results

The Audit Committee has a duty to receive, review and make any inquiry regarding the completeness, accuracy and presentation of the Company’s financial statements to ensure that the financial statements fairly present the financial position and risks of the organization and that they are prepared in accordance with generally accepted accounting principles. To accomplish this, the Audit Committee:

a.	considers the scope and general extent of the external auditors' review, including their engagement letter and major changes to the Company’s auditing and accounting principles and practices;

b.	consults with management regarding the sufficiency of the Company's internal system of audit and financial controls, internal audit procedures and results of such audits;

c.	ensures the external auditors have full, unrestricted access to required information and have the cooperation of management;

d.	reviews with the external auditors the audit process and standards, as well as regulatory or Company-initiated changes in accounting practices and policies and the financial impact thereof, and selection or application of appropriate accounting principles;

e.	reviews with the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements;

f.	reviews the appropriateness and disclosure of any off-balance sheet matters;

g.	reviews disclosure of related-party transactions;

h.	receives and reviews with the external auditors, the external auditors' audit report and the audited financial statements;

i.	makes recommendations to the Board respecting approval of the audited financial statements;

j.	meets with the external auditors separately from management to review the integrity of the Company’s financial reporting, including the clarity of financial disclosure and the degree of conservatism or aggressiveness of the accounting policies and estimates, any significant disagreements or difficulties in obtaining information, adequacy of internal controls over financial reporting, adequacy of disclosure controls and procedures, and the degree of compliance by the Company with prior recommendations of the external auditors;

k.	directs management to implement such changes as the Audit Committee considers appropriate, subject to any required approvals of the Board arising out of the review; and

l.	meets at least annually with the external auditors, independent of management, and reports to the Board on such meetings.

Interim Financial Statements

The Audit Committee:

a.	reviews and determines the Company's practice with respect to review of interim financial statements by the external auditors;

b.	conducts all such reviews and discussions with the external auditors and Management as it deems appropriate; and

c.	makes recommendations to the Board respecting approval of the interim financial statements.

Involvement with Management

The Audit Committee has primary responsibility for overseeing the actions of management in all aspects of financial management and reporting. The Audit Committee:

a.	reviews the Company’s annual and interim financial statements, Management’s Discussion and Analysis and earnings press releases, if any, before the Company publicly discloses this information;

b.	reviews all of the Company’s public disclosure of financial information extracted from the Company's financial statements, if such financial statements have not previously been reviewed by the Committee, prior to such information being made public by the Company and for such purpose, the CFO assumes responsibility for providing the information to the Audit Committee for its review;

c.	reviews material financial risks with Management, the plan that Management has implemented to monitor and deal with such risks and the success of Management in following the plan;

d.	consults annually and otherwise as required with the Company's CEO and CFO respecting the adequacy of the internal controls over financial reporting and disclosure controls and procedures and reviews any breaches or deficiencies;

e.	obtains such certifications of annual and interim filings by the CEO and CFO attesting to internal controls over financial reporting and disclosure controls and procedures as deemed advisable;

f.	reviews Management's response to significant written reports and recommendations issued by the external auditors and the extent to which such recommendations have been implemented by Management;

g.	reviews with Management the Company's compliance with applicable laws and regulations respecting financial reporting matters, and any proposed regulatory changes and their impact on the Company; and

h.	reviews as required with Management and approves disclosure of the Audit Committee Charter, and Audit Committee disclosure required in the Company's Annual Information Form, Information Circular and on the Company's website.

PROCEDURAL MATTERS

The Audit Committee:

a.	invites the Company’s external auditors, the CFO, and such other persons as deemed appropriate by the Audit Committee to attend meetings of the Audit Committee;

b.	reports material decisions and actions of the Audit Committee to the Board, together with such recommendations as the Audit Committee may deem appropriate;

c.	has the power to conduct or authorize investigations into any matter within the scope of its responsibilities;

d.	has the right to engage independent counsel and other advisors as it determines necessary to carry out its duties and the right to set the compensation for any advisors employed by the Audit Committee;

e.	has the right to communicate directly with the CFO and other members of Management who have responsibility for the internal and external audit process, as well as to communicate directly with the internal and external auditors; and

f.	pre-approves non-audit services to be performed by the external auditors, in accordance with the provisions of National Instrument 52-110 – Audit Committees (“NI 52-110”).

COMPOSITION

The Audit Committee is composed of a minimum of three directors, all of whom are independent, subject to any exemptions or relief that may be granted from such requirements under NI 52-110, and have relevant skills and/or experience in the Audit Committee's areas of responsibility as may be required by the securities laws applicable to the Company, including those of any stock exchange on which the Company’s securities are traded. No member shall have served as the CEO of the Company, or an affiliate, within the past five years, or as the CFO of the Company, or an affiliate, within the past three years.

The members of the Audit Committee shall not be members of more than three public company audit committees (including the Company), except for a member with a demonstrable financial expertise such as a former CFO, who shall not be a member of more than four audit committees (including the Company).

Appointment of Committee Members and Vacancies

Members of the Audit Committee are appointed or confirmed by the Board annually and hold office at the pleasure of the Board. The Board fills any vacancy on, and may appoint any additional members to, the Audit Committee.

Committee Chair

The Board appoints a Chair for the Audit Committee.

STRUCTURE AND OPERATIONS

Meetings

The Chair of the Audit Committee or the Chair of the Board or any two of its members may call a meeting of the Audit Committee. The Audit Committee meets at least four times each fiscal year, and at such other times during each year as it deems appropriate.

Quorum

A majority of the members appointed to the Audit Committee constitutes a quorum.

Notice of Meetings

The Chair of the Audit Committee arranges to provide notice of the time and place of every meeting in writing (including by electronic means) to each member of the Audit Committee at least two (2) business days prior to the time fixed for such meeting, provided, however, that a member may in any manner waive a notice of a meeting. Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. The Chair also ensures that an agenda for the meeting and all required materials for review by the members of the Audit Committee are delivered to the members with sufficient time for their review, or that such requirement is waived.

Absence of Committee Chair

If the Chair of the Audit Committee is not present at any meeting of the Audit Committee, the other members of the Audit Committee will choose a Chair to preside at the meeting.

Secretary of Committee

At each meeting the Audit Committee appoints a secretary who need not be a director of the Company.

Attendance of the Company's Officers at Meetings

The Chair of the Audit Committee or any two members of the Audit Committee may invite one or more officers of the Company to attend any meeting of the Audit Committee.

Delegation

The Audit Committee may, in its discretion and where permitted by NI 52-110, delegate all or a portion of its duties and responsibilities to a subcommittee, management or, to the extent otherwise permitted by applicable plans, laws or regulations, to any other body or individual.

Procedure and Records

Subject to any statute or constating documents of the Company, the Audit Committee determines its own procedures at meetings and may conduct meetings by telephone and keeps records of its proceedings.

COMPLAINTS

The Audit Committee has established a whistle-blower policy as detailed in the Code of Business Conduct and Ethics and Whistle-Blower Policy, which sets out the procedures for:

a.	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

b.	the confidential, anonymous submission to the Company of concerns regarding questionable accounting or auditing matters.

The Audit Committee reviews the whistle-blower policy annually.

REPORTING AND ASSESSMENT

The Audit Committee reports to the Board of Directors, and on an annual basis, presents to the Board a Committee Annual Report consisting of the Audit Committee’s review of its charter, the Committee’s and its Chair’s performance over the past year, and any recommendations the Audit Committee makes in respect thereto.

Approved by the Board: March 11, 2021